Form 10-K, Exhibit 13
period 1997-09-30
RALCORP HOLDINGS INC /MO
filed 1997-12-23
CIK 1029506

                  R A L C O R P  H O L D I N G S,  I N C.
-------------------------------------------------------------------------------
            F I V E  Y E A R  F I N A N C I A L  S U M M A R Y

(In millions except per share data)                                     FOR THE YEAR ENDED SEPTEMBER 30,
                                                         ----------------------------------------------------------------
STATEMENT OF EARNINGS DATA                                1997          1996             1995          1994        1993
-------------------------------------------------------------------------------------------------------------------------
Net Sales                                                $739.7       $1,027.4         $1,013.4       $987.0      $902.8

Depreciation and Amortization                              24.4           46.4             46.7         44.2        35.3

Earnings (Loss) before Income Taxes,
  Interest Expense and Cumulative
  Effect of Accounting Changes                            549.8          (46.3)            83.0        100.2        87.7

    As a Percent of Sales                                  74.3%          (4.5%)            8.2%        10.2%        9.7%

Earnings (Loss) before Income Taxes and
  Cumulative Effect of Accounting Changes                $541.9         $(73.1)           $54.8        $87.9       $85.1

Income Taxes                                               10.4          (26.3)            21.4         34.3        33.2

Earnings (Loss) before Cumulative Effect
  of Accounting Changes                                   531.5          (46.8)            33.4         53.6        51.9

Net Earnings (Loss) <Fa>,<Fb>,<Fc>,<Fd>,<Fe>,<Ff>         531.5          (46.8)            33.4         53.6        42.6


                                                                                  SEPTEMBER 30,
                                                         ----------------------------------------------------------------
BALANCE SHEET DATA                                        1997           1996             1995         1994        1993
-------------------------------------------------------------------------------------------------------------------------
Working Capital <Fg>                                     $ 56.5         $ 92.4           $104.7       $ 81.8      $ 54.8

Property at Cost, Net                                     154.3          322.6            417.1        416.2       412.6

  Additions (during the period)                            21.0           60.2             59.3         38.2        50.8

  Depreciation (during the period)                         22.5           43.5             44.1         41.7        34.0

Total Assets                                              400.3          627.1            716.2        700.1       626.4

Long-Term Debt                                                -          376.6            395.4        389.4        30.3

Shareholders' Equity                                      286.7          107.4            162.4        141.2

Ralston Equity Investment                                                                                          474.4

<Fa>  Includes, in 1997, a $515.4 non-taxable gain on the sale of Ralcorp's branded cereal and snack business.

<Fb>  Includes, in 1997, a $19.7 pre-tax restructuring charge ($12.4 after taxes) to cover severance payments to employees eliminated as a result of the Company's sale of its branded cereal and snack business and also severance packages received by certain separated employees. The original charges of $23.0 were taken in the first and second quarters of 1997. In the fourth quarter of 1997, Ralcorp reversed $3.3 of the second quarter charge.

<Fc>  Includes, in 1996, a $109.5 pre-tax impairment charge ($68.8 after taxes) related to its private label ready-to-eat cereal and consumer hot cereal operations.

<Fd>  Includes, in 1996, a $16.5 pre-tax restructuring charge ($10.4 after taxes) to recognize the costs related to the restructuring of its ready-to-eat cereal business. The original charge of $20.7 was taken in the third quarter of 1996. In the fourth quarter of 1996, Ralcorp reversed $4.2 of the original amount. This reversal was offset by $4.0 ($2.5 after taxes) of transaction fees related to the sale of Resort Operations.

<Fe>  Includes, in 1995, $21.9 pre-tax nonrecurring charge ($13.6 after taxes) related to the exit of industrial oats and oats milling operations and impairment of the consumer hot cereal business.

<Ff>  The cumulative effect of accounting changes for postretirement benefits other than pensions and for income taxes reduced earnings by $9.3, after taxes, in the year ended September 30, 1993.

<Fg>  Excludes cash and cash equivalents and current maturities of long-term debt, where applicable.

                  R A L C O R P  H O L D I N G S,  I N C.
-------------------------------------------------------------------------------
                      F I N A N C I A L  R E V I E W

      This discussion summarizes the significant factors affecting the consolidated operating results, financial condition and liquidity and capital resources of Ralcorp Holdings, Inc. (Company). This discussion should be read in conjunction with the Business Segment Information, Unaudited Pro Forma Combined Financial Information, Consolidated Financial Statements and Notes to Consolidated Financial Statements.

      The comparisons of fiscal 1997 operations to those of 1996, and of 1996 to 1995, are affected by the significant changes to the Company's mix of businesses, as well as the restructuring and nonrecurring charges recorded over these years. As a result, comparative results are more difficult to analyze and explain. Where practicable, this discussion will attempt to address not only the financial results as reported, but also the key results and factors affecting Ralcorp's on-going businesses.

      For financial reporting purposes, Ralcorp is a "successor registrant" to the Ralcorp Holdings, Inc. that was acquired by General Mills, Inc. on January 31, 1997 (Old Ralcorp) and, as such, all financial statements represent the historical financial information of Old Ralcorp, for periods prior to January 31, 1997, and Ralcorp, for subsequent periods. Therefore, references to the "Company" or "Ralcorp", as they relate to financial information for periods prior to January 31, 1997, are references to Old Ralcorp.


OVERVIEW

      The Company and the businesses which comprise the Company experienced dramatic changes in fiscal 1997. In January 1997, the Company completed two significant divestitures, as the branded cereal and snack mix businesses (Branded Business) were sold to General Mills, Inc. (General Mills) and the Company's ski resorts operations (Resort Operations) were sold to Vail Resorts, Inc. (Vail). The sale of the Branded Business to General Mills generated $570 million, comprised of $355 million in General Mills stock for distribution to Ralcorp shareholders and the assumption of $215 million in Ralcorp debt and related accrued interest. In exchange for the Company's Resort Operations, Vail assumed $165 million in Resorts debt and Ralcorp received an approximate 22.6% ownership interest in Vail. In addition, on April 21, 1997 the Company acquired the Wortz Company (Wortz), a private label cracker and cookie operation. Since its acquisition, Wortz has been operated as part of the Company's Bremner operation.

      The business landscape at Ralcorp has changed and as a result, the Company again recorded charges for restructuring its business processes. These charges covered expenses related to the unfortunate loss of jobs, as well as important process improvement costs needed to reduce an operational structure previously in place to support a much larger company.

      Operationally, fiscal 1997 was a year in which the on-going businesses of Ralcorp achieved mixed performance levels throughout the year. The Bremner cracker and cookie business experienced favorable operating results through improved volume and product mix and the inclusion of Wortz since its acquisition. The Beech-Nut baby food business operating results declined as volumes fell below prior year levels and an increasingly competitive environment continued to pressure Beech-Nut's results. Store brand cereals struggled on lower volumes in the first half of fiscal 1997, but posted volume improvements in both the third and fourth quarters of the year. Though this limited period of improvement is not sufficient to indicate a trend toward regular volume increases, the turnaround is encouraging. Finally, for the period subsequent to the sale of Resort Operations to Vail through September 30, 1997, the Company recorded $4.7 in equity earnings, an amount in line with management's expectations.


OPERATING RESULTS

      Operating results for fiscal 1997 and fiscal 1996 were impacted by certain significant one-time items, which make year-to-year comparisons difficult. In fiscal 1997, the Company recorded a $515.4 million tax-free gain on the sale of the Branded Business to General Mills. Also in fiscal 1997, the Company recorded two restructuring charges totaling $19.7 million ($12.4 million after taxes or $.37 per share). The first of these charges taken in the first quarter was $4.6 million ($2.9 million after taxes or $.09 per share) and covered expenses related to the severance packages received by certain separated employees. The second charge of $15.1 million ($9.5 million after taxes or $.28 per share) was directly attributable to the sale of the Branded Business, and covered expenses for severance payments, information systems contract termination penalties and other costs related to the disposition. In fiscal 1996, the Company recorded a $109.5 million pre-tax impairment charge ($68.8 million after taxes or $2.09 per share) related to its private label ready-to-eat cereal and consumer hot cereal operations. This charge was recorded under the provisions of Statement of Financial Accounting Standards No. 121 "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of" (FAS 121); see the "Nonrecurring Charges" footnote in the Notes to Consolidated Financial Statements. Also, in fiscal 1996, the Company recorded a pre-tax charge of $16.5 million ($10.4 million after taxes or $.31 per share) to recognize the costs related to the restructuring of its ready-to-eat cereal operations.

                  R A L C O R P  H O L D I N G S,  I N C.
-------------------------------------------------------------------------------

      Including the above referenced charges, the Company recorded net earnings of $531.5 million or $16.11 per share for fiscal 1997, compared to a net loss of $46.8 million or $1.42 per share for fiscal 1996. Exclusive of the charges, fiscal 1997 resulted in net earnings of $28.5 million or $.86 per share compared to fiscal 1996 net earnings of $32.4 million or $.98 per share. Net sales in fiscal 1997 were $739.7 million compared to $1,027.4 million in fiscal 1996, a decline of $287.7 million or 28.0%. This significant drop in net sales reflects the fact that sales from the Branded Business and Resort Operations are included only through their respective sale dates, partially offset by the additional net sales from Wortz since its April 21, 1997 acquisition, as well as increased sales volume from the original Bremner operation.

FISCAL 1997 COMPARED TO FISCAL 1996

Consumer Foods

      Comparisons of operating results in the Consumer Foods segment on a historical basis are complicated by the inclusion of the Company's Branded Business only through January 31, 1997, the date of the Branded Business' sale.

      Consumer Foods net sales declined significantly from fiscal 1997 to fiscal 1996, as net sales dropped to $706.6 million in fiscal 1997 from $892.0 million in the prior fiscal year. This decline is due to the inclusion of the now divested branded cereal and snack operation in the full prior fiscal year's results. On a pro forma basis, excluding Branded Business sales, Consumer Foods net sales recorded slight improvements primarily on the strength of increased cracker and cookie sales. Cracker and cookie sales benefited on a year-over-year comparison through the inclusion of Wortz, since its acquisition, while sales from the original Bremner operation also improved on favorable volume growth and product mix. Baby food sales were virtually flat in fiscal 1997 compared to fiscal 1996 as the effects of favorable pricing were offset by volume declines. Year-over-year comparisons of store brand cereal sales showed a slight decline from fiscal 1996, however, store brand cereal volume improved in each of the last two 1997 fiscal quarters.

      Operating profit, exclusive of the charges mentioned earlier, declined $7.1 million, or 10.5%, to $60.2 million in fiscal 1997. This decline again is primarily attributable to the Branded Business being included for the full prior year. The store brand cereal business was able to operate profitably for the full year. Previously, management had anticipated that it would be sometime in fiscal 1998 before the store brand cereal business would return to profitability. Bremner's operating profit improved significantly over the prior year on the inclusion of Wortz, as well as on volume growth, a favorable product mix and more favorable ingredient costs. The decline in Beech-Nut's operating profit, however, practically offset the improvements at Bremner. A meaningful decline in volumes, partially offset by increased prices, and higher advertising and promotion expenses made necessary in the increasingly competitive baby food industry, caused Beech-Nut's operating profit decrease.

Resorts

      During the period of October 1, 1996 through the January 3, 1997 sale date of Resort Operations to Vail, the Company recorded net sales of $33.1 million and operating profit of $.3 million.

      Ralcorp sold its three ski resort operations to Vail, in exchange for the assumption of $165 million in Resort debt and an approximate 22.6% post-IPO
equity interest in Vail.   Through this transaction, the Company directly
holds approximately 7.55 million shares of Vail Common Stock. As a result of its approximate 22.6% ownership interest in Vail, Ralcorp recorded $4.7 million of pre-tax equity earnings, or $.09 per share, after taxes.
Typically, the Company will record more than 100 percent of its annual equity earnings related to Vail in its fiscal second and third quarters. As the Company moves forward with its current mix of businesses, the equity earnings from the Company's investment in Vail could become more significant. It must be noted that the skiing industry is mature, with slow growth, and high levels of competition and any adverse operating performance at Vail will have a negative effect on the Company's results. Company management, however, is confident that Vail management will operate their ski resort operations in a manner consistent with the best interest of the Company.

                  R A L C O R P  H O L D I N G S,  I N C.
-------------------------------------------------------------------------------

Consolidated

      Costs of products sold as a percentage of sales was 57.5% for the current fiscal year compared to 52.3% for the prior year. Selling, general and administrative expense as a percent of sales decreased to 17.1% for the current year fourth quarter compared to 20.1% for the same quarter of the prior year and was basically flat in a comparison of full fiscal years. The decline in selling, general and administrative expense as a percent of sales on a quarter-to-quarter comparison, as well as the flat comparison between fiscal years, are indications of how the Company has been able to remove significant portions of a cost structure that was historically in place to support a larger corporation. The increase in costs of products sold as a percentage of sales, however, reflects the fact that many of the Company's higher margin products were eliminated through the sale of the Branded Business. Advertising and promotion expense as a percentage of sales has declined significantly in a year-to-year comparison, reflecting the reduced level of advertising and promotional support necessary for a primarily private label company. Net interest expense, for fiscal 1997 was $7.9 million or 1.1% of net sales compared to $26.8 million or 2.6% of net sales in fiscal 1996. This decline reflects the predominantly debt-free status the Company has experienced subsequent to the two January 1997 sale transactions. Income taxes, which include federal and state taxes, were 39.2% of pre-tax earnings, excluding the tax-free gain on sale of the Branded Business, for fiscal 1997, compared to 36.0% of pre-tax losses in fiscal 1996. This difference in the effective tax rate is primarily due to the Company recording significant one-time charges in fiscal 1996. Tax provisions generally reflect statutory tax rates.

FISCAL 1996 COMPARED TO FISCAL 1995

      During the full fiscal years of 1996 and 1995 the Company operated in two business segments, the "Consumer Foods" segment, comprised of the branded and private label cereals and branded snacks, baby food and crackers and cookies businesses, and the "Resort Operations" segment, consisting of the Keystone, Breckenridge and Arapahoe Basin ski resorts.

Consumer Foods

      Consumer Foods sales were essentially flat from 1995 to 1996, as segment sales went from $886.0 million in fiscal 1995 to $892.0 million in fiscal 1996. This slight increase was driven by significantly higher Chex Mix snack volume (which continued to realize the positive effects of a successful restage), increased cereal prices taken in advance of the category-wide pricing declines, higher baby food prices and volume, and improved cracker and cookie volumes. Substantially offsetting these positive factors were the significantly lower branded and private label cereal volumes. Dramatic price decreases coupled with promotional activities during fiscal 1996, directly and negatively effected the Company's cereal volumes. Branded cereal volume declined approximately 10% in the year and private label cereal volume declined approximately 4%. Although minor branded cereal products volumes were down significantly, the mainline Chex franchise performed reasonably well, down only slightly from fiscal 1995. Sales of branded cereal is somewhat seasonal because of the Company's Chex Party Mix holiday promotion. Management believes that erosion of a portion of the price gap between branded and private label cereal products, occurring primarily in the third and fourth quarters of fiscal 1996, resulted in the Company's first private label cereal volume decline.

      As referred to earlier, Consumer Foods operating results for fiscal 1996 included certain significant one-time charges. In addition, in fiscal 1995, the Company recorded pre-tax nonrecurring charges totaling $21.9 million ($13.6 million after taxes or $.41 per share) related to management's decision to exit the industrial oats business, close oats milling operations and impair certain long-lived assets related to the remaining consumer hot cereal business. These fiscal 1995 charges were determined under the provisions of FAS 121. The combination of charges included in both fiscal 1996 and 1995 make year-to-year comparisons difficult. Therefore, in an effort to present an analysis of the most comparable operating results, the following discussion of Consumer Foods operating profit will exclude those charges.

      Operating profit for the segment decreased 29.5% in fiscal 1996 to $67.3 million compared to $95.5 million in the previous year. The significant decline is due primarily to lower cereal results partially offset by improvements in Chex Mix and the baby food and cracker and cookie businesses. In the cereal and snack business, operating profit declined as a result of higher advertising and promotion expense, the continued negative impact of increased ingredient costs and higher information systems costs, partially offset by the strong performance of Chex Mix snacks and cereal pricing increases taken in advance of the category-wide pricing decline. Spider-Man cereal, introduced in fiscal 1995's fourth quarter, was an earnings disappointment with volumes significantly below expectations. Production of Spider-Man cereal has been discontinued. The Beech-Nut baby food business results improved primarily on strong domestic volume gains and favorable pricing, partially offset by higher ingredient costs. In addition, baby food operations were slowed in the second half of fiscal 1996 due to increased competitive pressures. The Bremner cracker and cookie business increased its operating results in fiscal 1996 by adding new product sales and new accounts, resulting in additional volume, and by continuing to lower production costs.

                  R A L C O R P  H O L D I N G S,  I N C.
-------------------------------------------------------------------------------


Resort Operations

      Resort Operations sales improved 6.3% in fiscal 1996 to $135.4 million compared to $127.4 million in 1995. The sales increase resulted primarily from a 5% improvement in skier visits, as well as an approximate 3% increase in room nights. Total skier visits for fiscal 1996 were 2.7 million. These improvements were the direct result of good ski conditions during the key winter months. As a result of these factors, Resort Operations recorded a record $23.0 million operating profit in fiscal 1996 compared to $17.1 million in the prior year, an improvement of 34.5%.

      The skiing industry is mature with slow overall growth and is highly competitive. The Company's ski resorts compete with all types of recreation and vacation alternatives for the consumers' discretionary spending.

      Operating results for this segment are highly seasonal. Historically, the resorts have earned more than the entire fiscal year's operating profit during the fiscal second quarter, which contains the peak of the ski season.


Consolidated

      Consolidated net sales increased 1.4% in fiscal 1996 to $1,027.4 million due to improved revenues of Chex Mix and the Resort Operations, as well as favorable volume gains in both the cracker and cookie and baby food businesses. Cost of products sold as a percentage of sales was 52.3% in both fiscal 1996 and 1995 as increased Resort Operations revenues offset the increase in ingredient costs that affected the Company's other businesses. Selling, general and administrative expenses increased to 17.3% of sales in 1996 compared to 16.3% of sales in 1995 due to higher information systems costs and the inclusion, in fiscal 1996, of approximately $4.0 million of transaction costs related to the Company's proposed sale of its Resort Operations. Advertising and promotion expense as a percentage of sales increased to 22.7% of sales in fiscal 1996 from 21.0% in fiscal 1995. A significant portion of this increase was due to spending associated with Spider-Man, a new branded cereal in fiscal 1996, which was discontinued, and stepped up promotional spending necessary to protect the Company's mainline Chex franchise and its declining private label cereal business. Advertising and promotion spending in support of the very successful Chex Mix restage was also higher in fiscal 1996. Income taxes, which include federal and state taxes, were 36.0% of pre-tax losses in fiscal 1996 compared to 39.1% of pre-tax earnings in fiscal 1995. This decline in the effective tax rate is primarily due to the Company recording significant one-time charges in fiscal 1996. Tax provisions on earnings generally reflect statutory tax rates.


LIQUIDITY AND CAPITAL RESOURCES

CASH FLOW FROM OPERATIONS

      The Company's primary source of liquidity is cash flow from operations, which decreased to $77.5 million in 1997 compared to $91.8 million in 1996 due primarily to the reduced level of earnings before non-cash items such as depreciation, amortization, non-cash portions of restructuring charges and the tax-free gain on sale of the Branded Business. The elimination of two earnings streams through the sale transactions completed during the current fiscal year's second quarter contributed to the net earnings decline. Partially offsetting the net earnings decrease was the favorable cash flow impact of reduced operating assets, primarily inventories and accounts receivable. The $11.4 million increase in operating cash flow in 1996 compared to 1995 was due primarily to reduced working capital needs. Working capital, excluding cash and cash equivalents and current maturities of long-term debt, was $56.5 million at September 30, 1997 compared to $92.4 million and $104.7 million at September 30, 1996 and 1995, respectively. The Company had no cash balances at September 30, 1996 and 1995.

      The Company's businesses have historically focused on generating positive cash flows through operations. For the three years ended September 30, 1997, the Company was able to generate $249.7 million of cash from operations. Management believes that the Company will continue to generate operating cash flow through its mix of businesses and expects that future liquidity requirements will be met through a combination of operating cash flow and strategic use of borrowings available under its working capital credit facility.


INVESTING ACTIVITIES

      Investing activities in 1997 include the April 1997 purchase, for $41.6 million, of Wortz, a private label cracker and cookie operation headquartered in Poteau, OK. Capital expenditures were $24.9 million, $66.7 million and $66.1 million in fiscal years 1997, 1996 and 1995, respectively. Capital expenditures for fiscal 1998 are expected to be approximately $25-$30 million. The significant reduction in capital expenditures in fiscal 1997 is due to the decrease in the overall size of the Company, as well as the incorporation of sound cost controls while maintaining efficient operating facilities.

                  R A L C O R P  H O L D I N G S,  I N C.
-------------------------------------------------------------------------------

FINANCING ACTIVITIES

      As a result of the Branded Business and Resort Operations sales in January 1997, Ralcorp emerged debt free. On April 21, 1997, the Company borrowed $20.6 million through its existing credit facility, the proceeds of which were used as partial consideration for the purchase of Wortz. By September 30, 1997 this amount had been completely repaid leaving no outstanding debt as of that time, compared to total long-term debt at September 30, 1996 of $376.6 million.

      To meet its on-going working capital needs the Company has available a $50 million working capital credit facility. The proceeds of the facility may be used to fund Ralcorp's working capital needs, capital expenditures, and other general corporate purposes. Provisions of the $50 million credit facility require the Company to maintain certain financial ratios and a minimum level of shareholders' equity. At no time subsequent to the obtaining of this credit facility through the remainder of fiscal 1997, was the Company in danger of violating any of these provisions. Management does not currently believe that any risks inherent in the Company's on-going businesses are likely to materially endanger the maintenance of the requisite ratios or level of shareholders' equity.

      During fiscal 1997, the Company made no repurchases of its Common Stock compared to repurchases of $8.6 million and $13.5 million in the years ended September 30, 1996 and 1995, respectively. Subsequent to the end of fiscal 1997, the Company's Board of Directors approved an authorization to buy back up to one million shares of the Company's Common Stock. This authorization allows Company management to make purchases from time to time at prevailing market prices.


OUTLOOK

      Ralcorp, through its Ralston Foods division, continues to operate in the highly competitive ready-to-eat cereal category. Management believes the increased presence of competitors' low priced branded bagged cereals is having, and may continue to have, a negative impact on industry-wide profits. Also, consolidation among members of the grocery trade may lead to increased wholesale price pressure from larger grocery trade customers and could result in the loss of key cereal accounts if the surviving entities are not customers of the Company. To be successful, Ralcorp must maintain an effective price gap between its private label cereal products and those products of top branded cereal competitors. Ralcorp management has been somewhat successful at removing excess costs from its cereal operations in order to attain a cost basis that will allow it to maintain an adequate price gap and still provide a quality alternative to branded cereals. Management intends to continue to focus on cost elimination where appropriate. During the second half of fiscal 1997, Ralcorp's cereal subsidiary posted an operating profit, further demonstrating the success of its cost cutting efforts to date. Despite the return to profitability, it must be cautioned that this does not guarantee future profitability.

      In baby foods, significant competitive pressures and an overall decline in the baby food category are important concerns for the management of Beech-Nut. Beech-Nut continues to focus on the production of high quality products, maintaining its presence in key regional markets and emphasizing cost reductions and controls. With regard to the Bremner cracker and cookie business, the addition of the Wortz Company, acquired on April 21, 1997, had an immediate and positive effect on sales, operating profit and customer base. The existing Bremner business continued to achieve good results for the fiscal year on improved volume, sales and product mix. Despite the present positive performance and favorable results from the Wortz acquisition, Bremner still faces significant competition from large branded and regional private label producers.

      With much of the transition to a predominantly private label foods company completed, Ralcorp management intends to take the appropriate steps necessary to grow the Company's businesses. Such steps could include additional improvement in operating efficiencies, expanding the customer base where possible, continued product improvement and innovation, and, as previously mentioned, maintaining a meaningful price gap between branded products and all of its private label offerings.

      Management realizes that in addition to improved operations and enhanced efficiencies, a key growth opportunity may exist through strategic acquisitions. The acquisition of the Wortz Company serves as an example. Management intends to explore, where appropriate, those acquisition opportunities that strategically fit with the Company's current mix of businesses. Ralcorp's low level of outstanding debt should provide the Company greater flexibility to act upon any such opportunities.


ENVIRONMENTAL MATTERS

      The operations of the Company, like those of similar businesses, are subject to various federal, state, and local laws and regulations intended to protect public health and the environment, including air and water quality and waste handling and disposal. The Company has received notices from the U.S. Environmental Protection Agency, state agencies, and/or private parties seeking contribution, that it has been identified as a "potentially responsible party" (PRP) under the Comprehensive Environmental Response, Compensation and Liability Act, and the Company may be required to share in the cost of cleanup with respect to one waste disposal site related to the Branded

                  R A L C O R P  H O L D I N G S,  I N C.
-------------------------------------------------------------------------------

Business. Pursuant to a Reorganization Agreement with General Mills, General Mills has agreed to indemnify and defend the Company for and against liabilities associated with the site. General Mills' indemnification and defense obligations are limited as more fully discussed in the "Commitments and Contingencies" footnote in the Notes to Consolidated Financial Statements. The Company's ultimate liability in connection with environmental matters may depend on many factors including, but not limited to, the volume of material contributed to the site, the existence of other parties responsible for remediation and their financial viability, reports of experts (internal or external), and the remediation methods and technology to be used. Based upon the information currently available, the ultimate liability arising from environmental matters should not have a material effect on the Company's financial position or results of operations.


ACCOUNTING PRONOUNCEMENTS

      In February 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 128 - "Earnings per Share" (FAS 128). This Statement establishes standards for computing and presenting earnings per share and applies to entities with publicly held common stock or potential common stock. FAS 128 simplifies the standards for computing earnings per share previously found in APB Opinion No. 15 - "Earnings per Share". FAS 128 replaces the presentation of primary earnings per share with basic earnings per share. As applicable, FAS 128 retains the presentation of fully diluted earnings per share for those entities with complex capital structures. The provisions of FAS 128 are effective for the financial statements issued for periods ending after December 15, 1997, including interim periods; earlier application is not permitted and restatement of all prior period earnings per share is required. Company management believes that the provisions of this Statement will not have a significant effect on the Company's historical calculations of earnings per share.

      In June 1997, the FASB issued two new Statements of Financial Accounting Standards. The first, Statement of Financial Accounting Standards No. 130 - "Reporting Comprehensive Income" (FAS 130), establishes standards for reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. FAS 130 is effective for fiscal years beginning after December 15, 1997 and any restatement of financial statements for earlier periods provided for comparative purposes is required. Company management does not expect the provisions of FAS 130 to have a material impact on the Company's consolidated financial statements. Also issued in June 1997 was Statement of Financial Accounting Standards No. 131 - "Disclosure about Segments of an Enterprise and Related Information" (FAS 131), which establishes standards for how public business enterprises report information about operating segments in annual financial statements and requires selected information about operating segments in interim financial reports. FAS 131 also establishes standards for related disclosures about products and services, geographic areas, and major customers. FAS 131 is effective for financial statements for periods beginning after December 15, 1997. Company management continues to evaluate the definition of a segment as presented in FAS 131 and what its impact will have on future disclosures.


INFLATION

      Management recognizes that inflationary pressures may have an adverse impact on the Company through higher asset replacement costs, related depreciation and higher material costs. The Company tries to minimize these effects through cost reductions and productivity improvements as well as price increases to maintain reasonable profit margins. It is management's view, however, that inflation has not had a significant impact on operations in the three years ended September 30, 1997.


CAUTIONARY STATEMENT ON
FORWARD-LOOKING STATEMENTS

      Forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act are made throughout this document and including information under the section titled "Financial Review", and are preceded by, followed by or include the words "intends," "believes," "expects," "anticipates," "should" or similar expressions elsewhere in this document. The Company's results of operations and liquidity status may differ materially from those in the forward-looking statements. Such statements are based on management's current views and assumptions, and involve risks and uncertainties that could affect expected results. For example, any of the following factors cumulatively or individually may impact expected results:

      (i) If the Company is unable to maintain a meaningful price gap between its private label products and the branded products of its competitors, then the Company's private label operations could incur operating losses;

      (ii) Significant increases in the cost of certain raw materials used in the Company's products, to the extent not reflected in the price of the Company's products, could adversely impact the Company's results. For example, the cost of wheat can change significantly;

                  R A L C O R P  H O L D I N G S,  I N C.
-------------------------------------------------------------------------------

      (iii) In light of its significant ownership in Vail Resorts, Inc., the Company's non-cash earnings can be adversely affected by Vail's unfavorable performance;

      (iv) The baby food segment has experienced volume declines which have and could continue to negatively impact the Company's results;

      (v) The Company's businesses compete in mature segments with competitors having large percentages of segment sales; and

      (vi) The Company's profit growth depends largely on the ability to successfully introduce new products and aggressively manage costs across all parts of the Company. For example, increased promotional spending by the baby food segment leader could negatively impact the Company's results.


-------------------------------------------------------------------------------
             B U S I N E S S  S E G M E N T  I N F O R M A T I O N

Summarized financial information by business segment follows. The segments were comprised of the following:
      Consumer Foods
            Cereals and Snacks
            Baby Foods
            Crackers and Cookies
      Resort Operations (through January 3, 1997)

      The Consumer Foods segment consists of cereals, baby food products and other specialty grocery products, primarily crackers, cookies, and snacks, and the coupon redemption business, through January 31, 1996, the effective sale date of this business. Reflected in the Consumer Foods segment is the sale of the Company's branded cereal and snack business on January 31, 1997, and the purchase of the Wortz Company, a private label cracker and cookie company, on April 21, 1997. The Resort Operations segment consisted of the Keystone, Arapahoe Basin and Breckenridge resorts, through January 3, 1997, the date of its sale to Vail Resorts, Inc. As of September 30, 1997, however the Company maintained an approximate 22.6% equity interest in Vail Resorts, Inc.

      Sales between business segments were immaterial. No single customer accounted for 10% or more of sales.

                  R A L C O R P  H O L D I N G S,  I N C.
-------------------------------------------------------------------------------

  B U S I N E S S  S E G M E N T  I N F O R M A T I O N  ( C O N T I N U E D )

(Dollars in millions)                                        1997                   1996                    1995
-------------------------------------------------------------------------------------------------------------------
SALES BY PRODUCT LINES AND SEGMENTS

Consumer Foods
  Cereal and Snacks                                         $437.0                $  661.4                $  670.1
  Baby Foods                                                 151.1                   152.8                   147.2
  Crackers and Cookies                                       118.5                    77.8                    68.7
                                                            -------------------------------------------------------
    Subtotal                                                $706.6                $  892.0                $  886.0
Resort Operations                                             33.1                   135.4                   127.4
                                                            -------------------------------------------------------
  Total                                                     $739.7                $1,027.4                $1,013.4
                                                            =======================================================
OPERATING PROFIT
   Consumer Foods <Fa>                                      $ 40.5                $  (58.7)               $   73.6
   Resort Operations                                            .3                    23.0                    17.1
                                                            -------------------------------------------------------
    Total                                                   $ 40.8                $  (35.7)               $   90.7
   Gain on Sale of Branded Business                          515.4
   Equity Earnings in Vail Resorts, Inc.                       4.7
   Unallocated Corporate and
    Miscellaneous Expense <Fb>                               (11.1)                  (10.6)                   (7.7)
   Interest Expense                                           (7.9)                  (26.8)                  (28.2)
                                                            -------------------------------------------------------
    Earnings (Loss) before Income Taxes                     $541.9                $  (73.1)               $   54.8
                                                            =======================================================
ASSETS AT YEAR END

  Consumer Foods <Fc>                                       $304.2                $  342.5                $  472.9
  Resort Operations <Fd>                                                             236.2                   226.4
  Corporate <Fe>                                              96.1                    48.4                    16.9
                                                            -------------------------------------------------------
    Total                                                   $400.3                $  627.1                $  716.2
                                                            =======================================================
DEPRECIATION EXPENSE

  Consumer Foods                                            $ 18.6                $   29.8                $   31.3
  Resort Operations                                            3.9                    13.7                    12.8

PROPERTY ADDITIONS

  Consumer Foods                                            $ 13.2                $   42.3                $   49.7
  Resort Operations                                            7.8                    17.9                     9.6


<Fa>  Reflects $19.7 in pre-tax restructuring charges taken as part of extensive downsizing initiatives at the Company in 1997. Includes the pre-tax nonrecurring charges of $109.5 and the pre-tax restructuring charge of $16.5 in 1996. Includes the pre-tax nonrecurring charges of $21.9 in 1995.

<Fb>  Corporate expenses includes a cash settlement of stock options and awards of $2.8 and $.8 in miscellaneous resort transaction fees in 1997. Includes the $4.0 transaction fees related to the sale of the Company's Resort Operations in 1996.

<Fc>  Reflects assets of the Branded Business being sold to General Mills and assets of the Wortz Company acquisition, in 1997. Includes the asset impairment charge of $109.5 and the asset writedown of $7.3 relating to the restructuring charge in 1996. Includes the asset writedown portion of the nonrecurring charges related to the consumer hot cereal business of $20.5 in 1995.

<Fd>  Assets eliminated through sale of Resort Operations to Vail Resorts in
      1997.

<Fe>  Includes $55.4 representing the equity investment in Vail Resorts as of
      September 30, 1997.

                  R A L C O R P  H O L D I N G S,  I N C.
-------------------------------------------------------------------------------


RESPONSIBILITY FOR FINANCIAL STATEMENTS

      The preparation and integrity of the financial statements of Ralcorp Holdings, Inc. are the responsibility of its management. These statements have been prepared in accordance with generally accepted accounting principles and in the opinion of management fairly present the Company's financial position, results of operations and cash flow.

      The Company maintains accounting and internal control systems which it believes are adequate to provide reasonable assurance that assets are safeguarded against loss from unauthorized use or disposition and that the financial records are reliable for preparing financial statements. The selection and training of qualified personnel, the establishment and communication of accounting and administrative policies and procedures, and an extensive program of internal audits are important elements of these control systems.

      The report of Price Waterhouse LLP, independent accountants, on their audits of the accompanying financial statements follows. This report states that their audits were performed in accordance with generally accepted auditing standards. These standards include an evaluation of internal control for the purpose of establishing a basis for reliance thereon relative to the scope of their audits of the financial statements.

      The Board of Directors, through its Audit Committee consisting solely of nonmanagement directors, meets periodically with management and the independent accountants to discuss audit and financial reporting matters. To assure independence, Price Waterhouse LLP has direct access to the Audit Committee.


REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders and Board of Directors of Ralcorp Holdings, Inc.

      In our opinion, based upon our audits and the report of other auditors, the accompanying consolidated balance sheets and the related consolidated statements of earnings, of shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Ralcorp Holdings, Inc. and its subsidiaries at September 30, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits.

      We did not audit the financial statements of Vail Resorts, Inc., an investment which is reflected in the accompanying financial statements using the equity method of accounting. The Company's investment in Vail Resorts, Inc. at September 30, 1997 was $55,400,000 and the equity in its net income was $4,700,000 for the year then ended. Those statements were audited by other auditors whose report thereon has been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for Vail Resorts, Inc., is based solely on the report of the other auditors.

      We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for the opinion expressed above.


/s/ Price Waterhouse LLP

Price Waterhouse LLP
St. Louis, Missouri
November 5, 1997

                  R A L C O R P  H O L D I N G S,  I N C.
-------------------------------------------------------------------------------

                     C O N S O L I D A T E D  S T A T E M E N T  O F  E A R N I N G S

                                                                          YEAR ENDED SEPTEMBER 30,
                                                              -----------------------------------------------
(Dollars in millions except per share data)                     1997             1996                 1995
-------------------------------------------------------------------------------------------------------------
Net Sales                                                     $ 739.7          $1,027.4             $1,013.4
                                                              -----------------------------------------------
Costs and Expenses
  Cost of products sold                                         425.2             536.8                530.4
  Selling, general and administrative                           126.5             177.6                164.9
  Advertising and promotion                                     138.6             233.3                213.2
  Interest expense, net                                           7.9              26.8                 28.2
  Restructuring charges                                          19.7              16.5
  Nonrecurring charges                                                            109.5                 21.9
  Gain on sale of Branded Business                             (515.4)
  Equity earnings in Vail Resorts, Inc.                          (4.7)
                                                              -----------------------------------------------
                                                                197.8           1,100.5                958.6
                                                              -----------------------------------------------
Earnings (Loss) before Income Taxes                             541.9             (73.1)                54.8

Income Taxes                                                     10.4             (26.3)                21.4
                                                              -----------------------------------------------
Net Earnings (Loss)                                           $ 531.5          $  (46.8)            $   33.4
                                                              ===============================================
Earnings (Loss) per Common Share                              $ 16.11          $  (1.42)            $   1.00
                                                              ===============================================

The above financial statement should be read in conjunction with the Notes to Consolidated Financial Statements.

                  R A L C O R P  H O L D I N G S,  I N C.
-------------------------------------------------------------------------------

                                  C O N S O L I D A T E D  B A L A N C E  S H E E T

                                                                                             SEPTEMBER 30,
                                                                                    --------------------------------
(Dollars in millions)                                                                1997                     1996
--------------------------------------------------------------------------------------------------------------------
ASSETS

Current Assets
  Cash and cash equivalents                                                         $  8.4                   $  -
  Receivables, less allowance for doubtful accounts                                   52.9                     75.5
  Inventories                                                                         72.5                    103.3
  Prepaid expenses                                                                     9.3                     14.2
                                                                                    --------------------------------
    Total Current Assets                                                             143.1                    193.0
Investments and Other Assets                                                          89.1                     88.1
Deferred Income Taxes                                                                 13.8                     23.4
Property at Cost
  Land                                                                                 2.2                     27.9
  Buildings                                                                           49.5                    112.6
  Machinery and equipment                                                            204.4                    370.4
  Construction in progress                                                             8.0                     26.1
                                                                                    --------------------------------
                                                                                     264.1                    537.0
    Accumulated depreciation                                                         109.8                   214.4
                                                                                    --------------------------------
                                                                                     154.3                    322.6
                                                                                    --------------------------------
      Total Assets                                                                  $400.3                   $627.1
                                                                                    ================================
LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities
  Current maturities of long-term debt                                              $  -                     $  1.8
  Accounts payable and accrued liabilities                                            78.2                    100.6
                                                                                    --------------------------------
    Total Current Liabilities                                                         78.2                    102.4
Long-Term Debt                                                                                                376.6
Other Liabilities                                                                     35.4                     40.7
Commitments and Contingencies
Shareholders' Equity
  Common stock - $.01 par value, issued shares:
    1997 - 33,011,317 and 1996 - 33,924,848                                             .3                       .3
  Capital in excess of par value                                                     110.1                    130.9
  Retained earnings (deficit)                                                        176.3                      (.2)
  Common stock in treasury, at cost, 1,007,932 shares in 1996                                                 (22.7)
  Unearned portion of restricted stock                                                                          (.9)
                                                                                    --------------------------------
    Total Shareholders' Equity                                                       286.7                    107.4
                                                                                    --------------------------------
    Total Liabilities and Shareholders' Equity                                      $400.3                   $627.1
                                                                                    ================================

The above financial statement should be read in conjunction with the Notes to Consolidated Financial Statements.

                  R A L C O R P  H O L D I N G S,  I N C.
-------------------------------------------------------------------------------

                         C O N S O L I D A T E D  S T A T E M E N T  O F  C A S H  F L O W S

                                                                                        YEAR ENDED SEPTEMBER 30,
                                                                             --------------------------------------------
(Dollars in millions)                                                           1997              1996              1995
-------------------------------------------------------------------------------------------------------------------------
Cash Flow from Operations
  Net earnings (loss)                                                        $ 531.5            $(46.8)           $ 33.4
  Adjustments to reconcile earnings to net cash
    flow provided by operations:
    Depreciation and amortization                                               24.4              46.4              46.7
    Gain on sale of Branded Business                                          (515.4)
    Nonrecurring charges                                                                         109.5              21.9
    Restructuring charges (net of cash paid)                                     2.4              11.0
    Deferred income taxes                                                        8.6             (45.8)             (8.4)
    Changes in assets and liabilities used in operations
      Decrease (increase) in receivables                                        24.9              10.8              (8.6)
      Decrease (increase) in inventories                                        15.8               6.9             (16.0)
      (Increase) decrease in prepaid expenses                                  (27.0)              (.9)             (1.0)
      Decrease (increase) in long-term receivables                                                                   5.7
      Increase (decrease) in accounts payable and
        accrued liabilities                                                     10.8              (5.9)              (.4)
    Other, net                                                                   1.5               6.6               7.1
                                                                             --------------------------------------------
      Net cash flow from operations                                             77.5              91.8              80.4
                                                                             ============================================
Cash Flow from Investing Activities
  Acquisition                                                                  (41.6)
  Additions to property and intangible assets                                  (24.9)            (66.7)            (66.1)
  Proceeds from the sale of property                                             3.4               6.0               4.3
  Other, net                                                                    (2.9)             (3.7)             (2.7)
                                                                             --------------------------------------------
    Net cash used by investing activities                                      (66.0)            (64.4)            (64.5)
                                                                             --------------------------------------------
Cash Flow from Financing Activities
  Net repayments under credit agreement                                                          (17.0)             (2.2)
  Repayments of long-term debt, including current
    maturities                                                                  (3.1)             (1.8)              (.2)
  Repurchase of common stock                                                                      (8.6)            (13.5)
  Other, net
                                                                             --------------------------------------------
    Net cash used by financing activities                                       (3.1)            (27.4)            (15.9)
                                                                             --------------------------------------------
Net Increase in Cash and Cash Equivalents                                        8.4               -                 -
Cash and Cash Equivalents, Beginning of Year                                     -                 -                 -
                                                                             --------------------------------------------
Cash and Cash Equivalents, End of Year                                       $   8.4            $  -              $  -
                                                                             ============================================

The above financial statement should be read in conjunction with the Notes to Consolidated Financial Statements.

                  R A L C O R P  H O L D I N G S,  I N C.
-------------------------------------------------------------------------------

                       CO N S O L I D A T E D  S T A T E M E N T  O F  S H A R E H O L D E R S '  E Q U I T Y

(Dollars in millions, shares in thousands)                  FOR THE THREE YEARS ENDED SEPTEMBER 30, 1997
                                          ------------------------------------------------------------------------------------
                                                                                   Common Stock                      Unearned
                                              Common Stock      Capital in     in Treasury, at cost                 Portion of
                                           -----------------    Excess of    ------------------------    Retained   Restricted
                                           Shares     Amount    Par Value     Shares          Amount     Earnings     Stock
                                          ------------------------------------------------------------------------------------
Balance, September 30, 1994                33,922     $   .3     $ 130.9          -           $  -        $ 13.2      $(3.2)
Net earnings                                                                                                33.4
Treasury stock purchased                                                        (633)          (13.5)
Activity under stock plans                      3                     .1         (26)            (.3)
Amortization of restricted stock                                                                                        1.5
                                          ------------------------------------------------------------------------------------
Balance, September 30, 1995                33,925     $   .3     $ 131.0        (659)         $(13.8)     $ 46.6      $(1.7)
Net earnings (loss)                                                                                        (46.8)
Treasury stock purchased                                                        (349)           (8.6)
Activity under stock plans                                           (.1)                        (.3)
Amortization of restricted stock                                                                                         .8
                                          ------------------------------------------------------------------------------------
Balance, September 30, 1996                33,925     $   .3     $ 130.9      (1,008)         $(22.7)     $  (.2)     $ (.9)
Net earnings                                                                                               531.5
Activity under stock plans                    (52)                   (.7)        146             2.6
Amortization of restricted stock                                                                                         .1
Accelerated vesting of restricted stock                                                                                  .8
Distribution of General Mills Stock to
Shareholders                                                                                              (355.0)
Retire treasury stock                        (862)                 (20.1)        862          $ 20.1
                                          ------------------------------------------------------------------------------------
Balance, September 30, 1997                33,011     $   .3     $ 110.1          -           $  -        $176.3      $  -
                                          ====================================================================================

The above financial statement should be read in conjunction with the Notes to Consolidated Financial Statements.

                  R A L C O R P  H O L D I N G S,  I N C.
-------------------------------------------------------------------------------

N O T E S  T O  C O N S O L I D A T E D  F I N A N C I A L  S T A T E M E N T S
                (Dollars in millions except per share data)

NOTE 1 - GENERAL INFORMATION

      Effective at the close of business on March 31, 1994 (the 1994 Spin-off
Date) Ralcorp Holdings, Inc. became an independent, publicly owned company as a result of the distribution by Ralston Purina Company (Ralston) of Ralcorp's $.01 par value Common Stock (Ralcorp Stock) to holders of Ralston-Ralston Purina Group Common Stock $.10 par value (RPG Stock), at a distribution ratio of one for three (the 1994 Spin-off). Included in this transaction was the transfer of substantially all of the assets and liabilities related to the branded and private label cereal business (excluding cereal products manufactured in Korea and France), baby food business, branded and private label crackers and cookies business, coupon redemption business and the ski operations business (collectively, the Ralcorp Businesses), all of which were previously owned by Ralston. Ralston did not retain any ownership interest in Ralcorp Holdings, Inc.

      For the purpose of governing certain of the relationships between Ralston and Ralcorp, as well as providing an orderly transition, Ralston and Ralcorp entered into various agreements, including the Agreement and Plan of Reorganization (the 1994 Spin-off Reorganization Agreement), Tax Sharing Agreement, Bridging Agreement, Trademark Agreement and other agreements.

      On January 3, 1997, Ralcorp sold its ski resort holdings to Vail Resorts, Inc. (Vail) in exchange for the assumption of $165 in Resort Operations debt and an approximate 22.6% post-IPO equity interest in the combined Vail. Vail stock began trading on the New York Stock Exchange on February 4, 1997.

      On January 31, 1997, the original Ralcorp Holdings, Inc.
(Old Ralcorp) was merged with a subsidiary of General Mills, Inc. (the Merger). Immediately prior to the Merger, Old Ralcorp spun-off its private label cereal, branded baby food and private label cracker and cookie businesses and its ownership interest in Vail (the Spin-Off) by distributing one share of New Ralcorp Holdings, Inc. Common Stock for each share of Old Ralcorp Common Stock owned as of the close of business on January 31, 1997 (Distribution Date). Immediately prior to the Spin-Off, New Ralcorp Holdings, Inc. (Ralcorp) changed its name to Ralcorp Holdings, Inc. and in the Merger, Old Ralcorp, which was now comprised of the branded cereal and snack mix businesses (the Branded Business), changed its name to General Mills Missouri, Inc. This completed the $570 transaction with General Mills, Inc. (General Mills) that was first announced in August 1996. The $570 value was reached by General Mills assuming $215 in Ralcorp debt and related accrued interest and funding the remaining $355 through the distribution of General Mills stock to Ralcorp shareholders of record on January 31, 1997.

      For financial reporting purposes, Ralcorp is a "successor registrant" to Old Ralcorp and, as such, the accompanying Ralcorp financial statements represent the historical financial position and results of operations of Old Ralcorp, for periods prior to January 31, 1997, and Ralcorp, for subsequent periods. Therefore, references to the "Company" or "Ralcorp", for periods prior to January 31, 1997, are references to Old Ralcorp, without giving effect to the Merger or the Spin-Off.


NOTE 2 - BASIS OF PRESENTATION
AND SUMMARY OF SIGNIFICANT
ACCOUNTING POLICIES

      Basis of Presentation - The financial statements as of, and for the years ended September 30, 1997 and 1996 are presented on a consolidated basis. All significant intercompany transactions have been eliminated.

      These financial statements include the accounts of Ralcorp and its majority-owned subsidiaries. Investments in affiliated companies, 20% through 50%-owned, are carried at equity.

      Cash equivalents for purposes of the Consolidated Statement of Cash Flows are considered to be all highly liquid investments with an original maturity of three months or less.

      Financial Instruments - The Company has a policy which allows the use of various derivative financial instruments to manage the Company's financial risk that exists as part of conducting business. Under the policy, the Company is not permitted to engage in speculative or leveraged transactions that have the potential for a disproportionate ratio between the change in value of the liability being hedged and the expected change in value of the related derivative instrument. The Company will not hold or issue financial instruments for trading purposes. As of September 30, 1997, the Company had no material derivative financial instruments outstanding.

      Inventories are valued generally at the lower of average cost or market. In connection with purchasing key raw ingredient materials, the Company follows a policy of from time to time using commodities futures contracts in the management of commodities pricing risks that are inherent to its business operations. Such instruments are not held or issued for trading purposes. The Company uses these hedging instruments to reduce the risk of price fluctuations related to future raw materials requirements for commodities such as corn, wheat, oats and flour. The terms of such instruments generally do not exceed twelve months, and depend on the commodity and other market factors. Such contracts are accounted for as hedges, with related gains and losses ultimately included as part of the cost of products sold. The effect of any realized or deferred gains or losses is immaterial to the financial condition and results of operations of the Company.

                  R A L C O R P  H O L D I N G S,  I N C.
-------------------------------------------------------------------------------


      Property at Cost - Expenditures for new facilities and those which substantially increase the useful lives of the property, including interest during construction, are capitalized. Maintenance, repairs and minor renewals are expensed as incurred. When properties are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts and gains or losses on the disposition are reflected in earnings.

      Depreciation is generally provided on the straight-line basis by charges to costs or expenses at rates based on the estimated useful lives of the properties. Estimated useful lives range from 3 to 25 years for machinery and equipment and 10 to 50 years for buildings.

      Intangible Assets include the excess of cost over the net tangible assets of acquired businesses and are amortized over estimated periods of related benefit ranging from 4 to 40 years. The Company also defers systems development costs when they reach technological feasibility. Amounts deferred are amortized over estimated periods of related benefit not to exceed 5 years. Intangible assets are included in Investments and Other Assets.

      Impairment - The Company continually evaluates whether events or circumstances have occurred which might impair the recoverability of the carrying value of its long-lived assets, identifiable intangibles and goodwill.

      Income Taxes have been provided in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (FAS
109). FAS 109 requires the liability method of income tax accounting, accordingly, a deferred tax liability or asset is recognized for the effect of temporary differences between financial and tax reporting.

      Earnings per Share - The computation of earnings per common share for the years ended September 30, 1997, 1996 and 1995 are based on the weighted average number of shares of Ralcorp Stock outstanding for the years then ended.

      Advertising Costs are expensed in the year in which the costs are incurred.

      Estimates - The preparation of financial statements in conformity with Generally Accepted Accounting Principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.


NOTE 3 - EQUITY INVESTMENT IN VAIL RESORTS, INC.

      The Company's equity investment in affiliated companies includes an approximate 22.6% interest in Vail at September 30, 1997. The Company accounts for its investment in Vail by the equity accounting method. The carrying value of this investment was $55.4 at September 30, 1997. The market value of the Company's investment in Vail was $202.1 at September 30, 1997. As of the January 1997 sale of Ralston Resorts, the Company's equity interest in the underlying net assets of Vail exceeded the net book value of the net assets contributed by the Company to Vail by $37.5. This excess is being amortized ratably to the investment in Vail over 20 years.

      Except in limited circumstances, terms of a shareholder agreement provide that, the Company will not acquire any additional shares of Vail stock. The Company has registration rights with respect to the Vail stock, but the shareholder agreement provides that, with certain limited exceptions, Vail and its largest shareholder can purchase at market prices any Vail stock the Company desires to sell. The shareholder agreement provides that the Company will vote the shares of Vail stock in accordance with the recommendation of Vail's Board of Directors with respect to shareholder proposals and nominations to that Board, and with respect to other proposals, in proportion to the votes of all other shareholders. However, the Company may vote as it deems appropriate with respect to proposals for the merger of Vail, the sale of all Vail assets, the creation of any other class of voting stock of Vail or changes to Vail's certificate of incorporation or bylaws if such changes adversely affect the Company's rights under the shareholder agreement. The Company has two representatives on the 17-member Vail Board of Directors.

      Presented below is summary financial information of Vail:

                                                        SEPTEMBER 30,
                                                             1997
----------------------------------------------------------------------
Current assets                                             $ 79.5
Noncurrent assets                                           779.6
                                                      ----------------
  Total assets                                             $859.1
                                                      ================
Current liabilities                                        $ 81.1
Noncurrent liabilities                                      372.3
Stockholders' equity                                        405.7
                                                      ----------------
  Total liabilities and stockholders' equity               $859.1
                                                      ================

                  R A L C O R P  H O L D I N G S,  I N C.
-------------------------------------------------------------------------------

                                                             NINE MONTHS
                                                                ENDED
                                                            SEPTEMBER 30,
                                                                 1997
------------------------------------------------------------------------
Net sales                                                        $246.2
Total operating expenses                                          205.2
                                                      ------------------
Income from operations                                           $ 41.0
                                                      ==================
Net income                                                       $ 14.1
                                                      ==================
Company's equity income, net of deferred taxes                   $  2.9
                                                      ==================


NOTE 4 - RESTRUCTURING CHARGES

      During the year ended September 30, 1997, the Company recorded a pre-tax restructuring charge of $15.1 ($9.5 after taxes or $.29 per common share) to cover costs associated with the sale of the Company's Branded Business, including severance payments to employees whose jobs were eliminated and financial penalties related to the early termination of information systems contracts. The level of systems support included in these contracts was no longer warranted after the Branded Business sale. Also, during the year ended September 30, 1997, the Company recorded a pre-tax restructuring charge of $4.6 ($2.9 after taxes or $.09 per common share). This charge covered severance costs for certain employees whose jobs were eliminated in downsizing initiatives.

      For the year ended September 30, 1996, the Company recorded a pre-tax charge of $16.5 ($10.4 after taxes or $.31 per common share) to recognize the costs related to the restructuring of its ready-to-eat cereal subsidiary, Ralston Foods. As a result of this restructuring plan, certain positions were eliminated from the Ralston Foods division and corporate support groups, primarily at the Company's headquarters in St. Louis, MO. In addition, the restructuring plan included the partial closing of the Ralston Foods production facility in Battle Creek, MI.

      The restructuring charges and their utilization are summarized in the following table.

                                              FY 1996        UTILIZED IN          FY 1997      UTILIZED IN      BALANCE OF
                                              CHARGES          FY 1996            CHARGES        FY 1997         RESERVE
--------------------------------------------------------------------------------------------------------------------------
Salaries, severance
  and benefits                                 $ 8.0          $ (5.0)              $ 8.8         $(11.2)            $ .6
Asset writedowns                                 7.3            (7.3)                3.0           (2.2)              .8
Contract penalties                                                                   6.2           (6.2)              -
Other                                            1.2             (.5)                1.7           (1.0)             1.4
                                               ---------------------------------------------------------------------------
  Total restructuring
    charges                                    $16.5          $(12.8)              $19.7         $(20.6)            $2.8
                                               ===========================================================================


NOTE 5 - NONRECURRING CHARGES

      In September 1996, the Company recorded a $109.5 pre-tax impairment charge related to its private label ready-to-eat and hot cereal operations. Dramatic changes in the pricing and promotion environment of the ready-to-eat cereal category and the effect these changes had and will continue to have on the Company's private label cereal business, caused the Company to record this charge. The charge was determined under the provisions of Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," (FAS 121) which was issued by the Financial Accounting Standards Board in March 1995. FAS 121 established accounting standards for recognizing the impairment of long-lived assets, identifiable intangibles and goodwill, whether to be disposed of or to be held and used. In general, FAS 121 requires recognition of an impairment loss when the sum of undiscounted expected future cash flows is less than the carrying amount of such assets. Ultimately, it was determined that the projection of future cash flows generated by the private label cereal operations would not be sufficient to recover the carrying value of assets associated with such operations. The amount of the September 1996 impairment loss was recognized by the Company as a write-down of fixed assets to fair value.

      In September 1995, the Company decided to exit the industrial oats business and close oats milling operations at its Cedar Rapids, IA facility. This decision did not affect the Company's branded and private label consumer hot cereal business which continues to operate at the Cedar Rapids location. The consumer and industrial oats businesses were acquired in November 1993 as part of the acquisition of the National Oats Company from Curtice Burns Foods, Inc.

      The decision to exit the industrial business and close milling operations was reached due to excess industry capacity which depressed selling prices despite significantly higher raw ingredient costs. In addition, the location of the milling operations placed the Company at a competitive disadvantage due to higher freight costs. As a result, the Company recorded, in fiscal 1995, a nonrecurring pre-tax charge of $10.1 to cover the costs of exit, consisting primarily of the write-down of the carrying value of related fixed assets, or $9.8, to fair value less related disposition costs. The fiscal 1995 operating loss, for the operations affected by the exit decision, was approximately $3.7.

      In addition to the exit-related charge, the Company also recorded a non-recurring pre-tax charge of $11.8 in fiscal 1995 representing the impairment of the remaining fixed and intangible assets related to the consumer hot cereal business. A portion of the fiscal 1996 impairment charge also pertained to these assets. The entry of a significant new competitor into

                  R A L C O R P  H O L D I N G S,  I N C.
-------------------------------------------------------------------------------


the private label hot cereal category adversely affected the price structure of the category and precipitated the impairment charge. Like the fiscal 1996 charge, this charge and the previously mentioned exit charge, were determined under the provisions of FAS 121. The amount of the September 1995 impairment loss was recognized by the Company as a write-down of goodwill and fixed assets to fair value.

      With regard to all the above referenced charges, fair value was determined as the present value of estimated expected future cash flows using a discount rate commensurate with the risks involved.


NOTE 6 - TRANSACTIONS WITH RALSTON

      The Company and Ralston entered into a Bridging Agreement in connection with the 1994 Spin-off under which Ralston continued to provide certain administrative, technical services and office facilities for the Company's headquarters. As of September 30, 1995 most of these arrangements had ended. Prior to the 1994 Spin-off the expenses related to these services were allocated to the Company based on utilization or other methods deemed reasonable by management. Actual expenses paid by the Company to Ralston were $1.6, $1.7 and $19.2 for the years ended September 30, 1997, 1996 and 1995, respectively.


NOTE 7 - ACQUISITION

      On April 21, 1997, the Company completed the purchase of the Wortz Company, a private label cracker and cookie operation. Wortz, which will be operated as part of the Company's Bremner operation, is headquartered in Poteau, OK, with annual sales of approximately $70. The acquisition was financed by a combination of available cash and debt under the Company's credit facility and accounted for using the purchase method of accounting, whereby, the results of operations are included in the consolidated statement of earnings from the date of acquisition.

      The total consideration given in relation to this acquisition was approximately $46.0, of which, $4.4 is expected to be paid in fiscal 1998. Goodwill associated with this acquisition is included in the "Investments and Other Assets" line of the accompanying Consolidated Balance Sheet at September 30, 1997.


NOTE 8 - DIVESTITURES

      On January 31, 1997, the Company effectively sold its Branded Business through a tax-free transaction with General Mills. This transaction was valued at $570, comprised of General Mills assuming $215 in Company debt and related accrued interest and the remaining $355 coming through the distribution of General Mills stock to Ralcorp shareholders of record on January 31, 1997. Subsequent to the Merger, the Company recorded a $515.4 tax-free gain related to this sale transaction.

      On January 3, 1997, the Company effectively sold its ski resort operations to Vail in exchange for an approximate 22.6% of Vail's outstanding common stock, or 7,554,406 shares, and the assumption by Vail of $165 of Resorts debt. In accordance with Accounting Principles Board Opinion No. 29
- "Accounting for Nonmonetary Transactions" (APB 29), the Resort Operations transaction with Vail has been treated as a nonmonetary exchange. The assumption of debt and the issuance of equity qualifies this transaction as being nonmonetary in nature. Therefore, the initial equity investment in Vail has been recorded at Ralcorp's net book value of assets contributed, or $50.7. The Company records the pre-tax amount of the Company's equity interest in the earnings of Vail as an increase to its Investment account. Equity earnings aggregated $4.7 in fiscal 1997, including $1.5 of amortization income. This amortization income is the result of the basis difference between the net book value of the net assets contributed to Vail and the Company's approximate 22.6% equity interest in the Vail net assets, which is being amortized over 20 years.


NOTE 9 - INCOME TAXES

      The provisions for income taxes consisted of the following:


                                                       1997              1996              1995
-------------------------------------------------------------------------------------------------
CURRENT:
  United States                                       $ 1.6             $ 17.9            $ 26.2
  State                                                  .2                1.6               3.6
                                                      -------------------------------------------
    Total current                                       1.8               19.5              29.8
                                                      -------------------------------------------
DEFERRED:
  United States                                         7.5              (42.1)             (7.9)
  State                                                 1.1               (3.7)              (.5)
                                                      -------------------------------------------
    Total deferred                                      8.6              (45.8)             (8.4)
                                                      -------------------------------------------
Provision (benefit) for
  income taxes                                        $10.4             $(26.3)           $(21.4)
                                                      ===========================================

                  R A L C O R P  H O L D I N G S,  I N C.
-------------------------------------------------------------------------------

      Income taxes were 39.2%, 36.0% and 39.1% of pre-tax earnings in 1997, 1996 and 1995, respectively. A reconciliation of income taxes with amounts computed at the statutory federal rate follows:


                                                           1997            1996            1995
-------------------------------------------------------------------------------------------------
Computed tax at federal statutory
 rate (35.0% for all years)                               $ 9.3          $(25.6)           $19.2
State income taxes, net of federal
 tax benefit                                                 .9            (2.3)             2.0
Other, net                                                   .2             1.6               .2
                                                          ---------------------------------------
                                                          $10.4          $(26.3)           $21.4
                                                          =======================================

      The deferred tax assets and deferred tax liabilities as set forth on the Consolidated Balance Sheet at September 30, 1997 and 1996 are as follows:

                                                             DEFERRED TAX                            DEFERRED TAX
                                                                ASSETS                                LIABILITIES
                                                      -----------------------------------------------------------------
                                                       1997                1996                  1997             1996
                                                      -----------------------------------------------------------------
CURRENT:
  Accrued liabilities                                 $ 4.3                $ 5.4
  Inventories                                           2.2                  3.0
  Other items                                            .4                   .4
                                                      -----------------------------------------------------------------
    Total current                                       6.9                  8.8                   -                -
                                                      -----------------------------------------------------------------
NONCURRENT:
  Property basis differences                            8.0                  4.0
  Postretirement benefits                               5.5                  5.9
  Intangible assets                                     6.6                  7.0
  Workers' compensation                                 2.6                  3.0
  Deferred compensation                                 2.2                  1.7
  Equity investment in Vail                                                                       12.1
  Equity earnings                                                                                  1.8
  Other items                                           2.8                  1.8
                                                      -----------------------------------------------------------------
    Total noncurrent                                   27.7                 23.4                  13.9              -
                                                      -----------------------------------------------------------------
Total deferred taxes                                  $34.6                $32.2                 $13.9            $ -
                                                      =================================================================

      Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company believes it is probable that the net deferred tax assets, reflected above, will be realized on future tax returns, primarily from the generation of future taxable income.

      Total income tax payments made by the Company were $4.5 and $25.9 for the years ended September 30, 1997 and 1996, respectively.


NOTE 10 - PENSION PLAN

      The Company sponsors a noncontributory defined benefit pension plan which covers substantially all regular employees in the United States. The plan provides retirement benefits based on years of service and final-average or career-average earnings. It is the Company's practice to fund pension liabilities in accordance with the minimum and maximum limits imposed by the Employee Retirement Income Security Act of 1974 (ERISA) and federal income tax laws. Plan assets consist primarily of investments in commingled employee benefit trusts consisting of marketable equity securities, corporate and government debt securities and real estate.

      The components of net pension costs include the following:


                                                            YEAR ENDED SEPTEMBER 30,
                                                      ----------------------------------
DEFINED BENEFIT PLAN                                   1997           1996        1995
                                                      ----------------------------------
Service cost (benefits earned
  during the period)                                  $  4.3         $  4.3       $ 4.0
Interest cost on projected
  benefit obligation                                     5.8            5.6         4.8
Return on plan assets                                  (24.5)         (10.7)       (8.3)
Net amortization and deferral                           17.2            4.8         3.1
                                                      ----------------------------------
  Total                                               $  2.8         $  4.0       $ 3.6
                                                      ==================================

      The following table presents the funded status of the Company's defined benefit plan and amounts recognized in the balance sheet at September 30, 1997 and 1996:

                                                                          1997               1996
--------------------------------------------------------------------------------------------------
ACTUARIAL PRESENT VALUE OF:
  Vested benefits                                                       $(48.1)            $(54.6)
  Nonvested benefits                                                      (6.3)              (7.5)
                                                                        --------------------------
  Accumulated benefit obligation                                         (54.4)             (62.1)
  Effect of projected future salary increases                            (11.2)             (17.3)
                                                                        --------------------------
  Projected benefit obligation                                           (65.6)             (79.4)
  Plan assets at fair value                                               98.2               86.3
                                                                        --------------------------
  Plan assets in excess of projected
    benefit obligation                                                    32.6                6.9
  Unrecognized net gain                                                  (37.7)             (16.7)
  Unrecognized prior service cost                                          1.5                3.9
  Unrecognized net asset at transition                                     (.4)               (.6)
                                                                        --------------------------
  Accrued pension costs included in the
    Consolidated Balance Sheet                                          $ (4.0)            $ (6.5)
                                                                        ==========================

                  R A L C O R P  H O L D I N G S,  I N C.
-------------------------------------------------------------------------------


      The Company recognized curtailment gains in 1997 and 1996 of $3.4 and $.7, respectively, to the pension plan. The fiscal 1997 curtailment gain resulted from the reduction of employees through the Branded Business sale and fiscal 1997 restructuring initiatives. The curtailment gain in fiscal 1996 was a result of jobs eliminated through restructuring initiatives in that fiscal year. See the "Restructuring Charges" footnote for further discussion of restructuring activities that took place in fiscal years 1997 and 1996.

      The key actuarial assumptions used in determining net pension costs and the projected benefit obligation were as follows:


                                                 1997              1996
------------------------------------------------------------------------
Discount rate                                   7.625%            7.625%
Rate of future compensation
  increases                                      5.25%             5.25%
Long-term rate of return on
  plan assets                                    9.50%             9.50%

      In addition, the Company sponsors a defined contribution plan covering a substantial majority of its employees under which the Company makes matching contributions. The Company matching contribution is capped at a certain percentage of employee earnings. The costs of the Company's defined contribution plan for the years ended September 30, 1997, 1996 and 1995 were $2.8, $5.2 and $5.7, respectively. During fiscal 1997, the Company revised its defined contribution plan whereby; effective on April 1, 1997 and depending on years of service, for each dollar contributed by participants, up to 6% of pre-tax earnings, the Company will contribute fifty cents. Prior to this modification the Company made "dollar-for-dollar" matching contributions up to 6% of pre-tax earnings.


NOTE 11 - POSTRETIREMENT BENEFITS
OTHER THAN PENSIONS AND OTHER
POSTEMPLOYMENT BENEFITS

      The Company provides health care and life insurance benefits for certain groups of retired employees who meet specified age and years of service requirements. The Company is, however, phasing out its subsidy of medical benefits for a substantial majority of its future retirees. Retiree contributions are adjusted periodically in order to share increases in the costs of providing medical benefits.

      The net periodic cost of postretirement benefits includes the following components:

                                                           YEAR ENDED SEPTEMBER 30,
                                                    -------------------------------------
                                                    1997             1996           1995
-----------------------------------------------------------------------------------------
Service cost                                        $ .2             $ .3           $ .3
Interest cost                                        1.1              1.0             .9
Amortization of unrecognized
prior service cost                                    .1               .1            (.1)
                                                    -------------------------------------
Net periodic postretirement
benefit cost                                        $1.4             $1.4           $1.1
                                                    =====================================

      The following table sets forth the status of the Company's postretirement benefit plans at September 30, 1997 and 1996:

                                                                    1997             1996
-------------------------------------------------------------------------------------------
Accumulated postretirement
  benefit obligation:
    Retirees                                                       $ 8.5             $ 3.4
    Fully eligible active plan participants                          3.0               6.5
    Other active plan participants                                   3.3               4.4
                                                                   ------------------------
Total accumulated postretirement benefit
  obligation                                                        14.8              14.3
Unrecognized net gain                                                 -                1.8
Unrecognized prior service cost                                      (.5)              (.7)
                                                                   ------------------------
Accrued postretirement benefit costs
  included in Consolidated Balance Sheet                           $14.3             $15.4
                                                                   ========================

      The Company recognized curtailment gains in 1997 and 1996 of $1.8 and $.2, respectively, to the postretirement medical and life insurance plan.
The fiscal 1997 curtailment gain resulted from the reduction of employees, and their related postretirement benefit liability, through the Branded Business sale and fiscal 1997 restructuring initiatives. The curtailment gain in fiscal 1996 was a result of jobs eliminated through restructuring initiatives in the fiscal year. See the "Restructuring Charges" footnote for further discussion of restructuring activities that took place in the fiscal years 1997 and 1996.

      Actuarial assumptions used to determine the accumulated postretirement benefit obligation include a discount rate of 7-5/8% in 1997 and 1996. For 1997 and 1996, the annual increase in per capita costs of covered health care benefits is assumed to be 6%. If the health care trend rates were increased one percentage point, the current year postretirement benefit costs would have increased $.2 and the accumulated postretirement benefit obligation as of September 30, 1997 would have increased by $1.7.

                  R A L C O R P  H O L D I N G S,  I N C.
-------------------------------------------------------------------------------

NOTE 12 - LONG-TERM DEBT

      As of September 30, 1997, the Company had no outstanding long-term debt remaining on its Consolidated Balance Sheet.

      As discussed in the "General Information" footnote of this document, terms of the respective individual sale agreements provided that Vail Resorts, Inc. assume $165 of Resorts debt and General Mills, Inc. assume the balance of outstanding Company debt.

      At September 30, 1996, long-term debt associated with the Company's businesses consisted of the following:

                                                            September 30, 1996
-------------------------------------------------------------------------------
8.75% Notes due 2004                                                    $150.0
Bank Credit Agreements                                                   200.1
10.85% and 11.15% Notes due
  9/30/97 and 9/30/98                                                      3.0
Refunding Revenue Bonds Series 90-
  7.20% -7.875% due 9/2/98, 9/1/06
  and 9/1/08                                                              20.4
Refunding Revenue Bonds Series 91-
  7.125% and 7.375% due 9/1/02
  and 9/1/10                                                               3.0
Other                                                                      1.9
                                                                     ----------
                                                                         378.4
Less Current Portion                                                      (1.8)
                                                                     ----------
                                                                        $376.6
                                                                     ==========

      Included in the Bank Credit Agreements line item, at September 30, 1996, was $140.0 of bank debt borrowed directly by the Company's Resort Operations and fully guaranteed by the Company. This debt amount represents a portion of the Resorts debt assumed by Vail through the January 3, 1997 sale of Resort Operations to Vail.

      The Company has a $50 working capital credit facility. The proceeds of the facility may be used to fund Ralcorp's working capital needs, capital expenditures, and other general corporate purposes. Provisions, of the $50 credit facility require the Company to maintain certain financial ratios and a minimum level of shareholders' equity.


NOTE 13 - FINANCIAL INSTRUMENTS
AND RISK MANAGEMENT

Fair Values

      The Company's financial instruments primarily will include certain short-term instruments and short and long-term debt. As of September 30, 1996, the fair value of long-term debt, including current maturities, was $391.6 compared to the carrying value of $378.4. The fair value of the Company's long-term debt has been estimated using primarily quoted market prices obtained through independent pricing sources for the same or similar types of borrowing arrangements, taking into consideration the underlying terms of the debt, such as the coupon rate, term to maturity, tax impact to investors and imbedded call options, if any.

      Due to their nature, the carrying amounts of short-term financial instruments, such as marketable securities, receivables and accounts payable, reported on the Consolidated Balance Sheet approximate fair value.

Interest Rate Swap Agreements

      In fiscal 1996, the Company entered into two interest rate swap transactions, in order to hedge its exposure to interest rate fluctuations on $100 of existing floating rate borrowings under the bank credit agreements. Through these interest rate swaps, the Company paid interest based on a fixed rate while receiving a LIBOR-based floating rate. The impact of these interest rate swaps on interest expense was immaterial to the Company's results of operations. As a result of the sale of the Branded Business to General Mills, General Mills assumed these interest rate swap transactions. Therefore, at September 30, 1997, the Company was not party to any interest rate swap agreements.

Concentration of Credit Risk

      The Company's primary concentration of credit risk is related to certain trade accounts receivable due from several highly leveraged or "at risk" customers. At September 30, 1997 and 1996 the amount of such receivables was $2.4 and $3.1, respectively. Consideration was given to the financial position of these customers when determining the appropriate allowance for doubtful accounts.


NOTE 14 - SHAREHOLDERS' EQUITY

      The Company's Restated Articles of Incorporation authorize the issuance of up to 300,000,000 shares of $.01 par value Common Stock. As of September 30, 1997, the Company had approximately 33,011,000 shares of Common Stock issued and outstanding. The Company has not issued any shares of Preferred Stock. The terms of any series of Preferred Stock (including but not limited to the dividend rate, voting rights, convertibility into other Company securities and redemption) may be set by the Company's Board of Directors.

      On December 18, 1996, the Company's Board of Directors declared a dividend distribution of one share purchase right (Right) for each outstanding share of the Company's Common Stock. Each Right entitles a shareholder to purchase from the Company one common share at an exercise price of $30 per share subject to antidilution adjustments. The Rights, however,

                  R A L C O R P  H O L D I N G S,  I N C.
-------------------------------------------------------------------------------


become exercisable only at the time a person or group acquires, or commences a public tender offer for 20% or more of the Company's Common Stock. If an acquiring person or group acquires 20% or more of the Company's Common Stock, the price will be further adjusted so that each Right (other than those held by the acquiring person or group) would entitle the holder to acquire for the exercise price a number of shares of the Company's Common Stock found by dividing the then current exercise price by the number of shares of Company Common Stock for which a Right is then exercisable and dividing that amount by 50% of the then current per share market price of the Company's Common Stock. In the event that the Company merges with, or transfers 50% or more of its assets or earning power to, any person or group after the Rights become exercisable, holders of the Rights may purchase, at the exercise price, Common Stock of the acquiring entity having a value equal to twice the exercise price. The Rights can be redeemed by the Board of Directors at $.01 per Right only up to the tenth business day after a person or group acquires 20% or more of the Company's Common Stock. Also, following the acquisition by a person or group of beneficial ownership of at least 20% but less than 50% of the Company's Common Stock, the Board may exchange the Rights for Common Stock at a ratio of one share of Common Stock per Right. The Rights expire on January 31, 2007. The Rights replaced similar rights that were redeemed on January 31, 1997, by payment of a redemption price of $.05 per Right in connection with the sale of the Branded Business to General Mills, Inc. The total payment made by the Company as a result of this redemption was approximately $1.7.

      The Company did not repurchase any shares of its Common Stock during the fiscal year. Subsequent to the end of fiscal 1997, the Company's Board of Directors approved an authorization to buy back up to one million shares of the Company's Common Stock. This authorization allows Company management to make purchases from time to time at prevailing market prices.

      At September 30, 1997, there were 2,894,300 shares of Company Common Stock reserved under various employee incentive compensation and benefit plans.


NOTE 15 - INCENTIVE COMPENSATION

      During fiscal 1997 and shortly before the Spin-Off, the Board of Directors adopted the Incentive Stock Plan (Plan), which reserves shares to be used for various stock based compensation awards. The Plan provides that eligible employees may receive stock option awards and other stock awards payable in whole or part by the issuance of stock. In connection with the Spin-Off, all previous outstanding stock-based compensation awards and the Old Ralcorp plan were terminated. To effect this termination, the Company's Board of Directors accelerated the vesting of the outstanding stock options and the value of those "in-the-money" options were paid to the recipients in cash. Stock options that had an exercise price higher than the market price of Ralcorp Stock were valued at $.50 per share. As a result, included in the Consolidated Statement of Earnings for the year ended September 30, 1997, was a stock option settlement expense of $2.8. In addition, the Company's Board of Directors accelerated the vesting of all outstanding restricted stock awards.

      Under the provisions of the Plan, 850,000 stock option awards were issued at an option price equal to the fair market value of the shares at grant date and accordingly, no charge against earnings was made. The weighted-average remaining contractual life of the 850,000 stock options outstanding at September 30, 1997, is 9.6 years.

      Changes in incentive and nonqualified stock options outstanding are summarized as follows:

                                                                                                   WEIGHTED AVG.
                                                                          SHARES UNDER               EXERCISE
                                                                             OPTION                   PRICES
----------------------------------------------------------------------------------------------------------------
Outstanding at September 30, 1995
  ($13.23 to $26.14 per share)                                             1,302,627                  $17.94
                                                                          --------------------------------------
Granted                                                                         -
Exercised ($13.23 to $24.08 per share)                                       (13,555)                  14.10
Canceled                                                                     (63,191)                  19.21
                                                                          --------------------------------------
Outstanding at September 30, 1996
  ($13.23 to $26.14 per share)                                             1,225,881                   17.93
                                                                          --------------------------------------
Granted ($12.00 per share)                                                   850,000                   12.00
Exercised ($13.23 to $24.08 per share)                                      (186,271)                  15.46
Spin-Off Termination/Canceled                                             (1,039,610)                  18.38
                                                                          --------------------------------------
Outstanding at September 30, 1997
  ($12.00 per share)                                                         850,000                   12.00
                                                                          ======================================
Weighted-average fair value of
  options granted during fiscal 1997                                                                    6.05
Shares exercisable at:
  September 30, 1996                                                         245,019                   15.05
                                                                          --------------------------------------
  September 30, 1997                                                            -                        -
                                                                          --------------------------------------

      At September 30, 1997, under the Plan, there were 2,012,431 shares available for future awards. In addition, at September 30, 1997 there were no restricted stock awards outstanding. However, the Company's accounting policy for restricted stock awards provides that compensation cost be recognized over the appropriate vesting period.

      Effective September 30, 1997, the Company elected to disclose the pro forma effects of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based

                  R A L C O R P  H O L D I N G S,  I N C.
-------------------------------------------------------------------------------

Compensation" (FAS 123). As allowed under the provisions of FAS 123, the Company will continue to apply APB Opinion No. 25, "Accounting for Stock Issued to Employees" and related Interpretations in accounting for the stock options awarded under the Plan. Accordingly, as previously discussed, no compensation cost has been recognized for the stock options granted in fiscal 1997. Had compensation cost for the Plan been determined consistent with FAS 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

                                                                               1997
-------------------------------------------------------------------------------------
Net Income:
As reported                                                                   $531.5
Pro forma                                                                     $531.0
Earnings per share:
As reported                                                                   $ 16.11
Pro forma                                                                     $ 16.09

      The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

                                                                           1997
-------------------------------------------------------------------------------------
Expected volatility                                                           30.00%
Risk-free interest rate                                                        6.67%
Expected lives                                                         5 - 9.5 years


NOTE 16 - COMMITMENTS
AND CONTINGENCIES

      The Company is a party to a number of legal proceedings in various state and federal jurisdictions. These proceedings are in varying stages and many may proceed for protracted periods of time. Some proceedings involve highly complex questions of fact and law.

      On January 4, 1993, Ralston was served with the first of nine substantively identical actions currently pending in the United States District Court for the District of New Jersey. The suits have been consolidated and styled In Re Baby Food Antitrust Litigation, No. 92-5495
(NHP). The consolidated proceeding is a certified class action by and on behalf of all direct purchasers of baby foods (other than the defendants and governmental entities), alleging that the Beech-Nut baby food business (and its predecessor Nestle Holdings, Inc.) together with Gerber Products Company and H. J. Heinz Company, conspired to fix, maintain and stabilize the prices of baby foods during the period January 1, 1975 to August 31, 1992, and seeking treble damages.

      On January 19 and 21, 1993, Ralston was served with two class actions on behalf of indirect purchasers (consumers) of baby food in California, which contain substantially identical charges. These actions have been consolidated in the Superior Court for the County of San Francisco and styled Bruce, et al. v. Gerber Products Company, et al., No. 94-8857. On January 19, 1993, Ralston was served with a similar action filed in Alabama state court on behalf of indirect purchasers of baby food in Alabama, styled Johnson, et al. v. Gerber Products Company, et al., No. 93-L-0333-NE. Both state actions allege violations of state antitrust laws and are substantively identical to each other. On July 28, 1997, Judge Nicholas H. Politan granted Ralston's Motion For Summary Judgment in the case then pending in the U.S. District Court for the District of New Jersey and dismissed the case with prejudice. Plaintiffs have appealed Judge Politan's ruling. The Bruce and Johnson cases remain inactive pending resolutions of In Re Baby Food, Antitrust Litigation. Similar state actions may be filed in states having laws permitting suits by indirect purchasers. Ralston and the Company have agreed in the 1994 Spin-off Reorganization Agreement that all expenses related to the above antitrust matters will be shared equally, but that Ralcorp's liability for any settlement or judgment will not exceed $5, any amount in excess of that would be paid by Ralston. Expenses and liability with respect to certain other lawsuits which are not believed by the Company to be material, either individually or in the aggregate, will also be shared pursuant to the 1994 Spin-off Reorganization Agreement.

      The operations of the Company, like those of similar businesses, are subject to various federal, state, and local laws and regulations intended to protect public health and the environment, including air and water quality and waste handling and disposal. The Company has received notices from the U.S. Environmental Protection Agency, state agencies, and/or private parties seeking contribution, that it has been identified as a "potentially responsible party" (PRP) under the Comprehensive Environmental Response, Compensation and Liability Act, and the Company may be required to share in the cost of cleanup with respect to one waste disposal site related to the Branded Business. Pursuant to a Reorganization Agreement with General Mills, General Mills has agreed to indemnify and defend the Company for and against liabilities associated with the site. General Mills' indemnification and defense obligations are limited as more fully discussed below. The Company's ultimate liability in connection with environmental matters may depend on many factors including, but not limited to, the volume of material contributed to the site, the existence of other parties responsible for remediation and their financial viability, reports of experts (internal or external), and the remediation methods and technology to be used.

                  R A L C O R P  H O L D I N G S,  I N C.
-------------------------------------------------------------------------------


      Except as noted, many of the foregoing matters are in preliminary stages, involve complex issues of law and fact and may proceed for protracted periods of time. The amount of alleged liability, if any, from these proceedings cannot be determined with certainty; however, in the opinion of Company management, based upon the information presently known as well as upon the limitation of its liabilities set forth in the 1994 Spin-off Reorganization Agreement and the Reorganization Agreement with General Mills, the ultimate liability of the Company, if any, arising from the pending legal proceedings, as well as from asserted legal claims and known potential legal claims which are probable of assertion, taking into account established accruals for estimated liabilities (if any), should not be material to the Company's consolidated financial position and results of operation. In addition, while it is difficult to quantify with certainty the potential financial impact of actions regarding expenditures for environmental matters, in the opinion of management, based upon the information currently available, the ultimate liability arising from such environmental matters should not be material to the Company's consolidated financial position and results of operation.

      Through the Reorganization Agreement with General Mills, General Mills assumed all liabilities associated with the Branded Business, whether arising prior to or after General Mills' acquisition of the Branded Business. However, if the combined liabilities for matters unknown at the Distribution Date, for known litigation disclosed to General Mills on the Distribution Date and related to the Branded Business, and for breaches of representations and warranties made by the Company to General Mills, exceed $6, then the Company may be required to indemnify General Mills for the foregoing matters to the extent associated liabilities exceed $6. The Company's potential indemnification responsibility associated with breaches of representations and warranties expires July 31, 1998, provided no claim is asserted prior to that date. The Company's potential indemnification responsibilities related to unknown liabilities and disclosed litigation expire January 31, 2002, provided no claim is asserted prior to that date. Presently, management believes there is not a significant likelihood that liabilities assumed by General Mills and breaches of representations and warranties will exceed in the aggregate, $6.

      In connection with the sale of the Company's Resort Operations in 1997, Vail assumed the obligation to repay, when due, certain indebtedness of Resort Operations consisting of the following: Series 1990 Sports Facilities Refunding Revenue Bonds in the aggregate principal amount of $20.36, bearing interest at rates ranging from 7.2% to 7.875% and maturing in installment in 1998, 2006, and 2008; and Series 1991 Sports Facilities Refunding Revenue Bonds in the aggregate principal amount of $3, bearing interest at 7.125% for the portion maturing in 2002 and 7.375% for the portion maturing in 2010 (collectively, "Resort Operations Debt"). The Resort Operations Debt is guaranteed by Ralston. Pursuant to the 1994 Spin-off Reorganization Agreement, the Company agreed to indemnify Ralston for any liabilities associated with the guarantees. To facilitate the sale of the Branded Business, General Mills acquired the legal entity originally obligated to so indemnify Ralston. Pursuant to the Reorganization Agreement with General Mills, however, the Company has agreed to indemnify General Mills for any liabilities it may incur with respect to indemnifying Ralston relating to the aforementioned guarantees. Presently, management believes that there is not a significant likelihood that Vail will default on its repayment obligations with respect to the Resort Operations Debt.

      In the opinion of management, the sale of Resorts (see the "Divestitures" footnote) qualifies as a non-taxable exchange of stock under
Section 368 (a) (1) (B) of the Internal Revenue Code. Therefore, the Company's tax basis in Resorts stock was carried over to its investment in the 7,554,406 shares of Vail stock (approximately $3 per share).
Accordingly, no deferred tax (or interest, if any) has been provided on this transaction.

      Lease Commitments

      Future minimum rental commitments under noncancelable operating leases in effect as of September 30, 1997 were: 1998 - $2.0, 1999 - $1.8, 2000 -
$1.7, 2001 - $1.9, 2002 - $1.8, thereafter - $4.7.

      Future minimum rental commitments to be received under noncancelable operating subleases in effect as of September 30, 1997 were: 1998 - $.3, 1999 - $.4, 2000 - $.4, 2001 - $.5, 2002 - $.5, thereafter - $1.5.
Total rental expense for all operating leases was $4.0 in 1997, $5.3 in 1996 and $4.1 in 1995.


NOTE 17 - SUPPLEMENTAL EARNINGS
STATEMENT INFORMATION

                                                                           1997                 1996             1995
----------------------------------------------------------------------------------------------------------------------
Maintenance and repairs                                                   $21.2                $32.5            $29.7
Research and development                                                    3.9                  6.5              7.4


NOTE 18 - SUPPLEMENTAL CASH FLOW
STATEMENT INFORMATION

                                                                           1997                 1996             1995
----------------------------------------------------------------------------------------------------------------------
Interest paid                                                              $4.5                $27.6            $27.9
Income taxes paid                                                           4.6                 25.9             29.7

                  R A L C O R P  H O L D I N G S,  I N C.
-------------------------------------------------------------------------------

NOTE 19 - SUPPLEMENTAL BALANCE SHEET
INFORMATION


                                                                                 1997                    1996
---------------------------------------------------------------------------------------------------------------
RECEIVABLES-
  Trade                                                                          $43.7                  $ 63.3
  Income Taxes                                                                     8.5                     6.6
  Other                                                                            1.7                     6.6
  Allowance for doubtful accounts                                                 (1.0)                   (1.0)
                                                                                 ------------------------------
                                                                                 $52.9                  $ 75.5
                                                                                 ==============================
INVENTORIES-
  Raw materials and supplies                                                     $23.5                  $ 26.5
  Finished products                                                               49.0                    76.8
                                                                                 ------------------------------
                                                                                 $72.5                  $103.3
                                                                                 ==============================
PREPAID EXPENSES-
  Deferred income tax benefits                                                   $ 6.9                  $  8.8
  Prepaid expenses                                                                 2.4                     5.4
                                                                                 ------------------------------
                                                                                 $ 9.3                  $ 14.2
                                                                                 ==============================
INVESTMENTS AND OTHER ASSETS-
  Goodwill (net of accumulated amortization:
    1997-$.9 and 1996-$7.9)                                                      $22.7                  $ 29.1
  Intangible assets (net of accumulated
    amortization:  1997-$1.6
    and 1996-$2.5)                                                                 9.6                    14.1
  Property held for development                                                                           12.4
  Investments in affiliated companies                                             55.4                    29.1
  Deferred charges and other assets                                                1.4                     3.4
                                                                                 ------------------------------
                                                                                 $89.1                  $ 88.1
                                                                                 ==============================
ACCOUNTS PAYABLE AND
  ACCRUED LIABILITIES-
  Trade accounts payable                                                         $40.9                  $ 54.7
  Incentive compensation, salaries
  and vacations                                                                    4.9                     7.0
  Property taxes                                                                   2.5                     5.3
  Shutdown reserves                                                                4.2                     7.6
  Advertising and promotion                                                        4.9                     9.6
  Accrued Wortz acquisition-related items                                          4.4
  Other items                                                                     16.4                    16.4
                                                                                 ------------------------------
                                                                                 $78.2                  $100.6
                                                                                 ==============================
OTHER LIABILITIES-
  Postretirement medical and life                                                $14.3                  $ 15.4
  Deferred compensation                                                            5.7                    4.4
  Workers' compensation                                                            7.3                     7.7
  Other items                                                                      8.1                    13.2
                                                                                 ------------------------------
                                                                                 $35.4                  $ 40.7
                                                                                 ==============================

NOTE 20 - ALLOWANCE FOR DOUBTFUL ACCOUNTS

                                                            1997                  1996                    1995
---------------------------------------------------------------------------------------------------------------
ALLOWANCE FOR DOUBTFUL ACCOUNTS
  Balance, beginning of year                                $1.0                  $ .8                    $ .7
  Provision charged to expense                                .2                    .8                      .4
  Writeoffs, less recoveries                                 (.2)                  (.6)                    (.3)
                                                            ---------------------------------------------------
  Balance, end of year                                      $1.0                  $1.0                    $ .8
                                                            ===================================================


                  R A L C O R P  H O L D I N G S,  I N C.
--------------------------------------------------------------------------------
Q U A R T E R L Y  F I N A N C I A L  I N F O R M A T I O N  (U N A U D I T E D)

(Dollars in millions, except per share data)

      The results of any single quarter are not necessarily indicative of the Company's results for the full year. Prior to fiscal 1997, earnings of the Company were highly seasonal, primarily due to Resort Operations which earned more than the entire year's operating profit during the second fiscal quarter. Cereal operations were also affected by seasonal Chex party mix promotions which increased sales volume during the first fiscal quarters. Subsequent to January 1997, however, the Company changed dramatically with the sales of the Company's Branded Business and Resort Operations to General Mills, Inc. and Vail Resorts, Inc., respectively. Earnings of the Company remain seasonal, however, due to the Company's continuing equity interest in Vail.

FISCAL 1997                                                              First       Second           Third     Fourth
------------------------------------------------------------------------------------------------------------------------------
Net sales                                                               $292.9       $161.4           $140.7    $144.7
Gross profit                                                             151.7         67.1             47.8      47.9
Net earnings                                                              13.1 <Fa>   510.4 <Fb><Fc>     3.1       4.9 <Fd>
Net earnings per common share<Fh><Fi>                                       .40 <Fa>   15.47 <Fb><Fc>     .09       .15 <Fd>

FISCAL 1996                                                              First       Second            Third    Fourth
------------------------------------------------------------------------------------------------------------------------------
Net sales                                                               $295.3          $277.4        $230.1       $224.6
Gross profit                                                             153.0           138.0         103.5         96.1
Net earnings (loss)                                                       14.7            21.2         (16.3) <Fe>  (66.4) <Ff><Fg>
Net earnings (loss) per common share<Fh><Fi>                                .44             .64          (.50) <Fe>  (2.02) <Ff><Fg>

<Fa>  Net earnings and earnings per share were negatively affected by the inclusion of a pre-tax restructuring charge of $4.6 ($2.9 after taxes, or $.09 per share).

<Fb>  Net earnings and earnings per share were negatively affected by the inclusion of a pre-tax restructuring charge of $18.4 ($11.6 after taxes, or $.35 per share).

<Fc>  Net earnings and earnings per share include a $516.5 tax-free gain on the sale of the Branded Business.

<Fd>  Net earnings and earnings per share include the favorable affect of a
      $3.3 ($2.1 after tax or $.06 per share) adjustment to the restructuring charge taken in the second quarter, partially offset by $1.1 in net charges to the tax-free gain referred to in note (c).

<Fe>  Net earnings (loss) and earnings (loss) per share were negatively effected by the inclusion of pre-tax restructuring charge of $20.7 ($12.7 after taxes, or $.39 per share).

<Ff>  Net earnings (loss) and earnings (loss) per share were negatively affected by the inclusion of pre-tax nonrecurring charges of $109.5 ($68.8 after taxes, or $2.09 per share) and the recording of certain transaction costs related to the Company's Resort Operations sale totaling $4.0, pre-tax ($2.5 after taxes, or $.08 per share).
      Partially offsetting these negative factors was a pre-tax adjustment to the third quarter restructuring charge of $4.2 ($2.6 after taxes, or $.08 per share).

<Fg>  Net earnings were favorably impacted by adjustments to advertising and promotion accruals recorded earlier in the year. This adjustment became necessary when it was determined that redemption levels for in -ad coupon programs and cereal sales volumes were below the expectations used to record advertising and promotion expense in the previous fiscal 1996 quarters.

<Fh>  Based on actual weighted-average outstanding shares of Ralcorp Stock for all periods presented.

<Fi>  Earnings (loss) per common share is computed independently for each of the periods presented, therefore, the sum of the earnings per common share amounts for the quarters may not equal the total for the year.

                  R A L C O R P  H O L D I N G S,  I N C.
-------------------------------------------------------------------------------

          G E N E R A L  C O R P O R A T E  I N F O R M A T I O N

GENERAL OFFICE

Ralcorp Holdings, Inc.
P.O. Box 618
St. Louis, MO  63188-0618
Telephone:  314/877-7000
Internet:  www.ralcorp.com

DATE AND STATE OF
INCORPORATION

Ralcorp - October 23, 1996 - Missouri
Old Ralcorp - January 19, 1994 - Missouri

NUMBER OF RECORD
SHAREHOLDERS

18,780

NUMBER OF EMPLOYEES

Approximately 2,500

NOTICE OF ANNUAL MEETING

The 1998 Annual Meeting of Shareholders will be held at the Gateway Center, One Gateway Drive, Collinsville, Illinois at 10:00 a.m., Thursday, January 29, 1998. Proxy material for the Meeting is enclosed.

INDEPENDENT ACCOUNTANTS

Price Waterhouse, St. Louis, Missouri

FISCAL YEAR END

September 30

COMMON STOCK DATA
(for the year ended September 30)

MARKET PRICE RANGE:

1997                        1996
First Quarter               First Quarter
$18-3/4 - $21-1/2           $23 - $27-5/8
Second Quarter<F*>          Second Quarter
$10-1/4 - $23               $23-5/8 - $28-3/8
Third Quarter               Third Quarter
$9-3/4 - $14-3/4            $20-5/8 - $25-3/8
Fourth Quarter              Fourth Quarter
$15 - $20-5/8               $19-3/4 - $22-1/2

<F*> On January 31, 1997, General Mills, Inc. acquired Old Ralcorp in connection with its purchase of the Branded Business. Stock prices on or before that date are those of Old Ralcorp. After that date, the stock prices are those of Ralcorp.

FORM 10-K INFORMATION
AND INVESTOR INQUIRIES

Shareholders may obtain, without charge, a copy of the Company's most recent Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, by directing inquiries to:

  Ralcorp Holdings, Inc.
  Attn:  Shareholder Services
  P.O. Box 618
  St. Louis, MO  63188-0618
  Telephone:  314/877-7046

TRANSFER AGENT
AND REGISTRAR

Shareholder inquiries should be directed as indicated below:

  For Address Changes and
  Other Miscellaneous Inquiries:

      First Chicago Trust Company
      of New York
      P.O. Box 2500
      Jersey City, NJ  07303-2500
      (201) 324-0498
      (800) 446-2617

  For Stock Transfers and Changes
  of Ownership:

    Same as above, except
    P.O. Box 2506

Shareholders may also communicate with First Chicago through the Internet.
Address:  http://www.fctc.com

EXCHANGE LISTING

New York Stock Exchange, Inc.
(Ticker Symbol - RAH)

BOARD OF DIRECTORS

William H. Danforth <F1>,<F2>
Chairman of the Board,
Washington University

William D. George, Jr. <F1>,<F2>
Retired President and Chief Executive Officer,
S.C. Johnson & Son, Inc.
(consumer products)

Jack W. Goodall <F1>,<F2>
Chairman of the Board, Foodmaker, Inc.
(restaurants)

David W. Kemper <F1>,<F2>
Chairman, President and
Chief Executive Officer,
Commerce Bancshares, Inc.
(bank holding company)

Joe R. Micheletto
Chief Executive Officer and
President, Ralcorp Holdings, Inc.

William P. Stiritz <F1>,<F2>,<F3>
Chairman of the Board, Ralston Purina
Company (consumer products)

[FN]
<F1> Member of Audit Committee
<F2> Member of Nominating and
     Compensation Committee
<F3> Chairman of the Board

A photograph of each director appears in the Proxy Statement for the Company's Annual Meeting of Shareholders to be held on January 29, 1998.


OFFICERS

Joe R. Micheletto<F*>
Chief Executive Officer and President

Thomas G. Granneman
Vice President and Controller

Kevin J. Hunt<F*>
Corporate Vice President; and President,
Bremner, Inc.

Robert W. Lockwood<F*>
Corporate Vice President,
General Counsel and Secretary

James A. Nichols<F*>
Corporate Vice President; and President,
Ralston Foods

Daniel J. Sescleifer
Vice President and Treasurer

David P. Skarie<F*>
Corporate Vice President and
Director of Customer Development

Susan P. Widham<F*>
Corporate Vice President; and President,
Beech-Nut Nutrition Corporation

Ronald D. Wilkinson<F*>
Corporate Vice President and
Director of Product Supply

[FN]
<F*>Corporate Officer                                             RAH
                                                                 Listed
                                                                  NYSE
                                                     THE NEW YORK STOCK EXCHANGE

                                    -41-