Form 10-K405, Exhibit 13
period 1998-09-30
RALCORP HOLDINGS INC /MO
filed 1998-12-23
CIK 1029506

-------------------------------------------------------------------------------

COMPANY BUSINESS The Company is presently comprised of two business segments - Consumer Foods and Snack Nuts.

     The Consumer Foods segment produces and sells store brand ready-to-eat and hot cereals, store brand and branded crackers and store brand cookies, and, until September 10, 1998, baby food and baby juice under the Beech-Nut brand.

     The Company's revenues are primarily generated by sales within the United States. The Consumer Foods segment is comprised of the following production facilities: four cereal plants; two cracker and cookie plants; one cookie plant; one branded cracker plant; and two snack nut plants. Store brand cereals are warehoused in independent warehouse facilities and at several plants and shipped to customers principally via independent truck lines. These products are marketed primarily through food brokers to grocery wholesalers, retail chains, mass merchandisers, warehouse club outlets and other customers.

     Store brand and branded crackers and store brand cookies are manufactured in four locations, marketed through a broker network and shipped directly to accounts' warehouses. The Snack Nuts segment is comprised of Flavor House Products, Inc., and Nutcracker Brands, Inc., which were acquired during the fiscal year. The segment operates two plants that produce a variety of jarred, canned and bagged snack nuts. The segment's products are largely produced to order and shipped directly to customers. The segment sells its products through an internal sales staff and broker network. The Company, through a divestiture of its ski resort operations, owns approximately 22% of Vail Resorts, Inc. Vail is the leading ski resort operation in North America. The Company employs approximately 2,400 people in the United States.

     The continuing policy of the Company is to provide equal opportunity for all its employees and applicants on the basis of merit and without discrimination because of race, sex, color, age, religion, national origin, creed, ancestry, veteran status, or physical or mental disability. In addition to providing equal opportunity, affirmative action is taken at each step of the employment process. The Company realizes that only through the cooperation of all employees can the Company's nondiscrimination policy be meaningful.

     Financial information relating to the Company's business is summarized beginning on page 13.

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS Certain forward-looking statements are made throughout this Annual Report. Please see page 21 for a description of certain factors that may cause actual results to differ from those in the forward-looking statements.

COMMUNITY COMMITMENT Ralcorp has proudly defined its commitment to the communities where its employees live and work through a sizable hunger relief effort in 1998 consisting of donated food products and charitable contributions.

     PRODUCT DONATIONS. Ralcorp's giving priorities strategically link what the Company does best -- produce quality food products -- with a great need in this country to provide nourishing food to the hungry. This past year, Ralston Foods, Beech-Nut Nutrition Corporation and Bremner, Inc. provided food products to thousands of people in need.

     UNITED WAY. With so many worthwhile organizations in need, it is impossible for a company the size of Ralcorp to have enough dollars to single-handedly make a lasting difference. Like many companies throughout the country, Ralcorp turned to the expertise of the United Way, an organization that combines the resources of many companies and individuals to help make a positive difference in communities. The United Way is generously supported at Ralcorp headquarters and manufacturing locations through Company and employee contributions.

     CHARITABLE GRANTMAKING. In addition to the sizable amount of in-kind product donations made by Ralcorp subsidiary operations, a limited amount of charitable grants were made in fiscal 1998 to targeted programs that share the Company's commitment to hunger relief.

     By providing food donations, United Way support and strategic grant money, Ralcorp is dedicated to doing what it can to make its communities better places to live for its employees and all citizens.

    RALCORP HOLDINGS, INC.

                                     FIVE YEAR FINANCIAL SUMMARY
--------------------------------------------------------------------------------------------------------


(Dollars in millions)                                   FOR THE YEAR ENDED SEPTEMBER 30,
                                       -----------------------------------------------------------------

STATEMENT OF EARNINGS DATA                 1998         1997         1996           1995          1994
--------------------------------------------------------------------------------------------------------
  Net Sales                               $582.9       $739.7      $1,027.4       $1,013.4       $987.0
  Depreciation and Amortization             18.2         24.4          46.4           46.7         44.2
  Earnings (Loss) before Income Taxes
    and Interest Expense                    70.4<Fa>    549.8<Fb>     (46.3)<Fc>      83.0<Fd>    100.2
      As a Percent of Sales                 12.1%        74.3%         (4.5%)          8.2%        10.2%
  Earnings (Loss) before Income Taxes     $ 70.4<Fa>   $541.9<Fb>  $  (73.1)<Fc>  $   54.8<Fd>   $ 87.9
  Income Taxes                              26.8         10.4         (26.3)          21.4         34.3
  Net Earnings (Loss)                       43.6<Fa>    531.5<Fb>     (46.8)<Fc>      33.4<Fd>     53.6

                                                                  SEPTEMBER 30,
                                       -----------------------------------------------------------------
BALANCE SHEET DATA                         1998         1997         1996           1995          1994
--------------------------------------------------------------------------------------------------------
  Working Capital <Fe>                    $ 33.3       $ 56.5      $   92.4       $  104.7       $ 81.8
  Property at Cost, Net                    150.2        154.3         322.6          417.1        416.2
    Additions (during the period)           15.0         21.0          60.2           59.3         38.2
    Depreciation (during the period)        16.1         22.5          43.5           44.1         41.7
  Total Assets                             417.9        400.3         627.1          716.2        700.1
  Long-Term Debt                             --           --          376.6          395.4        389.4
  Shareholders' Equity                     307.3        286.7         107.4          162.4        141.2

<Fa> Includes an $18.7 pre-tax gain ($11.6 after taxes) on the sale of
     Beech-Nut.
<Fb> Includes a $515.4 non-taxable gain on the sale of Ralcorp's branded cereal and snack business, and a $19.7 pre-tax restructuring charge ($12.4 after taxes) to cover severance payments for employees eliminated as a result of that sale and certain other employees.
<Fc> Includes a $109.5 pre-tax impairment charge ($68.8 after taxes)
     related to Ralcorp's private label ready-to-eat cereal and consumer hot cereal operations, a $16.5 pre-tax restructuring charge ($10.4 after taxes) to recognize the costs related to the restructuring of its ready-to-eat cereal business, and $4.0 of transaction fees ($2.5 after taxes) related to the sale of Resort Operations.
<Fd> Includes $21.9 pre-tax nonrecurring charges ($13.6 after taxes)
     related to exit of industrial oats and oats milling operations and impairment of the consumer hot cereal business.
<Fe> Excludes cash and cash equivalents and current maturities of long-
     term debt, where applicable.

                                                 1998 ANNUAL REPORT

                             FINANCIAL REVIEW
-------------------------------------------------------------------------------


     This discussion summarizes significant factors affecting the consolidated operating results, financial condition and liquidity and capital resources of Ralcorp Holdings, Inc. (Company). This discussion should be read in conjunction with the Business Segment Information, Consolidated Financial Statements and Notes to Consolidated Financial Statements.

     The comparisons of fiscal 1998 operations to those of 1997, and of 1997 to 1996, are affected by the significant changes the Company has made to its mix of businesses, as well as the accounting charges that have been recorded over these years. As a result, comparative results are more difficult to analyze and explain. Where practicable, this discussion will attempt to address not only the financial results as reported, but also the key results and factors affecting Ralcorp's on-going businesses.

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

OVERVIEW

     Fiscal 1998 was again a year that included significant changes to the Company's business composition. Ralcorp further transitioned to a company whose core operations compete primarily from leadership positions in private label, or store brand, foods. Faced with an intensely price competitive and shrinking baby food category, Ralcorp management made the difficult decision to sell its branded baby food subsidiary, Beech-Nut Nutrition Corporation (Beech-Nut). Beech-Nut was sold on September 10, 1998 for $68 million in cash. The results of Beech-Nut operations are included in the Company's consolidated operating results through that date. Entering fiscal 1998, Beech-Nut represented Ralcorp's last significant business competing in the branded food arena. It was in fiscal 1997 that the Company completed two significant sale transactions, the branded cereal and snack mix business (Branded Business) was sold to General Mills, Inc. (General Mills) and the Company's ski resorts operations (Resort Operations) were sold to Vail Resorts, Inc. (Vail). These transactions resulted in the elimination of all outstanding debt, and the distribution to shareholders of $355 million in General Mills stock. In addition, Ralcorp retained an equity ownership interest in Vail, the largest ski resort company in North America.

     Acquisition activity over the past two fiscal years has greatly enhanced the Company's goal to command niche leadership positions in each of its categories, as well as taking the Company into the new segment of snack nuts. The Company's private label cracker and cookie subsidiary has grown through two strategic acquisitions. First, in fiscal 1997, the Company acquired the Wortz Company (Wortz), a private label cracker and cookie operation, which gave the Bremner operation a formidable position in store brand crackers. Secondly, in late August 1998, Sugar Kake Cookie Inc. (Sugar Kake), a quality producer of store brand cookies, was added. Sugar Kake provides Bremner with important critical mass on the cookie side of its operation. During fiscal 1998, Ralcorp gained a leading position in store brand and value brand snack nuts sold in jars and cans with the additions of Flavor House, Inc. (Flavor House) in April, and Nutcracker Brands, Inc. (Nutcracker), in September.

     Operationally, fiscal 1998 was a good year for each of Ralcorp's on-going businesses. The Bremner cracker and cookie business experienced favorable operating results primarily through having a full year of operations from Wortz and a favorable product mix of higher margin products. Store brand cereals recorded year-over-year volume improvement in both ready-to-eat and hot cereals. The results of the Company's cereal division were also favorably influenced by maintaining the lower cost base attained by downsizing the business. Significant promotional activity on the part of branded cereal competitors, however, had a negative impact on the entire category, including Ralston Foods, late in fiscal 1998. The Company's snack nut business was able to generate an operating profit during its short time as part of Ralcorp and appears well positioned for the coming fiscal year. Finally, for the period of October 1, 1997 through July 31, 1998, the Company recorded $10.6 million in equity earnings from its equity investment in Vail Resorts. These results are for only a ten month period due to Vail changing its fiscal year end.

     As mentioned earlier, the results of Beech-Nut are included in the Company's consolidated results of operations through September 10, 1998, the effective date of the sale. During this period, Beech-Nut continued to be pressured by heavy price competition and a shrinking category.

    RALCORP HOLDINGS, INC.

-------------------------------------------------------------------------------

OPERATING RESULTS

     The Company's Consolidated Statement of Earnings for each of the years ended September 30, 1998, 1997 and 1996 include certain items which make year-to-year comparisons difficult. The following describes each of these items and quantifies their effect on net earnings.

     The single unusual operating item included in the Company's operating results for fiscal 1998 was an $18.7 million pre-tax ($11.6 million after tax, or $.35 per diluted share) gain on the sale of Beech-Nut. In fiscal 1997, the Company recorded a $515.4 million ($15.52 per diluted share) tax-free gain on the sale of the Branded Business to General Mills. Also in fiscal 1997, the Company recorded two restructuring charges totaling $19.7 million ($12.4 million after taxes, or $.37 per diluted share). In fiscal 1996, the Company recorded a $109.5 million pre-tax impairment charge ($68.8 million after taxes, or $2.09 per diluted share) related to its private label ready-to-eat cereal and consumer hot cereal operations. This charge was recorded under the provisions of Statement of Financial Accounting Standards No. 121 "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of" (FAS 121); see Note 6 -- "Nonrecurring Charge" in the Notes to Consolidated Financial Statements. Also, in fiscal 1996, the Company recorded a pre-tax charge of $16.5 million ($10.4 million after taxes, or $.31 per diluted share) to recognize the costs related to the restructuring of its ready-to-eat cereal operations.

FISCAL 1998 COMPARED TO FISCAL 1997

CONSUMER FOODS

     Comparisons of operating results in the Consumer Foods segment on a historical basis are complicated by the fact that the operations of the Company's Branded Business are included only through January 31, 1997, the date of the Branded Business sale to General Mills.

     Actual Consumer Foods net sales declined $148.4 million from fiscal 1997 to fiscal 1998. Net sales for fiscal 1998 were $558.2 million compared to $706.6 million in the prior fiscal year, as the year ended September 30, 1997 includes the October 1996 through January 1997 sales of the Branded Business. Comparing sales of the current fiscal year to the prior year, excluding the benefit of the Branded Business, sales rose $24.1 million, or approximately 4.5 percent. The year-to-year sales growth in this segment, excluding the sold Branded Business, was due primarily to the increase from the Bremner cracker and cookie operation, which benefited from a full year of integrating Wortz, which was acquired on April 21, 1997. In addition, fiscal 1998 store brand cereal sales improved over fiscal 1997 on volume increases of 3.3 percent and 6.3 percent for ready-to-eat and hot cereals, respectively. Offsetting a good portion of the Consumer Foods sales improvement was a $28.7 million sales decline from Beech-Nut baby foods. Current year sales for baby foods reflect only the period of October 1, 1997 through September 10, 1998, the date this divestiture was completed. Beech-Nut continued to be plagued by both significant competitive pricing pressures and a declining category.

     From an operating results perspective, the Consumer Foods segment recorded an operating profit of $45.6 million for the year ended September 30, 1998. This fiscal 1998 operating profit level was significantly below the Branded Business-enhanced operating profit of the prior year, excluding the $19.7 million restructuring charge. Bremner operating profit improved considerably in fiscal 1998 primarily as a result of the addition of Wortz, an improved product mix and favorable ingredient costs. Ralston Foods operations reflected considerable improvement for fiscal 1998 over the prior year (on a store brand only basis). Key contributors to the improvement were increased volumes of both ready-to-eat and hot cereals, improved margins obtained by maintaining a substantially lower cost base, and the benefit of lower raw material costs. The growth of the Company's store brand cereal division was slowed, however, in the fourth quarter of fiscal 1998. Significant promotional and trade dealing initiatives on the part of larger, branded cereal competitors negatively influenced Ralston Foods operations, as well as the profitability of the entire ready-to-eat cereal category. Operating results of Beech-Nut for fiscal 1998 were well below the levels attained in fiscal 1997. Beech-Nut recorded an operating loss for the year-to-date period ended September 10, 1998.

     In addition, operating results in the Consumer Foods segment were favorably affected by certain co-packing arrangements with other companies operating in the same competitive categories. Through these co-packing partnerships, Ralcorp is contractually committed to provide its partner companies quality products that are packaged for sale under the individual partner company's label. In return, Ralcorp is compensated according to the terms of the respective contracts. As with any of the Company's other customers, these arrangements terminate at various times.

                                                  1998 ANNUAL REPORT

-------------------------------------------------------------------------------

SNACK NUTS

     The operating results of the Company's snack nut subsidiary were reported as a separate operating segment. This segment is comprised of Flavor House, acquired in late April 1998, and Nutcracker, acquired in early September 1998. Based on the timing of these acquisitions, there are no prior year comparisons. For the five-month period during which the Company competed in the snack nut category, sales were $24.7 million and operating profit was $.9 million.

EQUITY INTEREST IN VAIL RESORTS, INC.

     Ralcorp continues to hold an equity ownership interest in Vail.
As of November 1, 1998, the 7.55 million shares owned by the Company equates to an approximate 22 percent equity stake. On November 6, 1997, Vail announced a change in its fiscal year end from September 30 to July
31. As a result, Ralcorp now reports equity earnings on a two-month time lag and the Company's entire current fiscal year includes only ten months of equity earnings from Vail.

     For the year ended September 30, 1998, the Company's equity stake in Vail resulted in non-cash, pre-tax earnings of $10.6 million compared to $4.7 million during the prior year. Ralcorp's reporting through September 30, 1998 includes Vail's results for only the period of October 1997 through July 1998 and the prior year's equity earnings reflects only the months of January 1997 through September 1997 (the period subsequent to the Vail transaction). Vail's earnings are highly seasonal with operating losses normally reported in the first and fourth fiscal quarters.

     As the Company moves forward with its current mix of businesses, the equity earnings from the Company's investment in Vail could become more significant. It must be noted that the skiing industry is mature, with slow growth, and high levels of competition. Any adverse operating performance at Vail will have a negative effect on the Company's results. Company management, however, is confident that Vail management will operate their ski resort operations in a manner consistent with the best interest of the Company.

CONSOLIDATED

     Costs of products sold as a percentage of sales was 66.2% for fiscal 1998 compared to 57.5% for the prior year. This increase can be primarily attributed to the fact that many of the Company's higher margin products were eliminated through the sale of the Branded Business. In a comparison of fiscal 1998 fourth quarter to the same prior year quarter, costs of products sold as a percentage of sales increased to 69.6% from 66.9%. This increase is attributable to margin contraction from baby food operations through September 10, 1998 (effective date of the Beech-Nut sale) and the current quarter inclusion of the snack nut division, partially offset by favorable raw material costs for the cereal and cracker and cookie operations. Selling, general and administrative expense as a percent of sales decreased to 16.8% for fiscal 1998 compared to 17.1% for the prior year. This basically flat comparison indicates how the Company has been able to maintain the significantly reduced cost structure achieved through reshaping the Company as a primarily private label corporation. Advertising and promotion expense as a percentage of sales has declined from 18.7% in fiscal 1997 to 10.0% in fiscal 1998, reflecting the reduced level of advertising and promotional support necessary for a primarily private label company. The Company recorded no interest expense for fiscal 1998 due to its ability to remain essentially debt-free following the sales of the Branded Business and Resort Operations. Net interest expense for fiscal 1997 was $7.9 million, or 1.1% of net sales, which represents interest expense incurred on outstanding debt balances through January 1997. Income tax provisions generally reflect statutory tax rates for each of the fiscal years, excluding the tax-free gain on sale of the Branded Business.

FISCAL 1997 COMPARED TO FISCAL 1996

CONSUMER FOODS

     As indicated above, comparisons of operating results in the Consumer Foods segment on a historical basis are complicated by the January 31, 1997 sale of the Company's Branded Business.

     Consumer Foods net sales declined significantly from fiscal 1996 to fiscal 1997, as net sales dropped to $706.6 million in fiscal 1997 from $892.0 million in the prior fiscal year. This decline is due to the inclusion of the divested Branded Business in the full fiscal 1996 results. On a pro forma basis, excluding Branded Business sales, Consumer Foods net sales recorded slight improvements in fiscal 1997 primarily on the strength of increased cracker and cookie sales.
Bremner cracker and cookie sales benefited on a year-over-year comparison through the inclusion of Wortz, since its acquisition. Sales from the original Bremner operation also improved on favorable volume growth

    RALCORP HOLDINGS, INC.

-------------------------------------------------------------------------------

and product mix. Baby food sales were virtually flat in fiscal 1997 compared to fiscal 1996 as the effects of favorable pricing were offset by volume declines. Year-over-year comparisons of store brand cereal sales showed a slight decline from fiscal 1996; however, store brand cereal volume improved in each of the last two quarters of fiscal 1997.

     Operating profit, exclusive of the charges mentioned earlier, declined $7.1 million, or 10.5%, to $60.2 million in fiscal 1997. This decline again is primarily attributable to the Branded Business being included for the full 1996 fiscal year. However, the Ralston Foods store brand cereal business was able to operate profitably for the full year reflecting the success of the Company's cost reduction initiatives. Bremner's operating profit improved significantly over fiscal 1996 on the inclusion of Wortz, as well as on volume growth, a favorable product mix and favorable ingredient costs. The decline in Beech-Nut's operating profit, however, practically offset the improvements at Bremner. A meaningful decline in volumes, partially offset by increased prices, and higher advertising and promotion expenses made necessary in the increasingly competitive baby food industry, caused Beech-Nut's operating profit decrease.

RESORTS

     During the period of October 1, 1996 through the January 3, 1997 sale date of Resort Operations to Vail, the Company recorded net sales of $33.1 million and operating profit of $.3 million.

     Ralcorp sold its three ski resort operations to Vail in exchange for the assumption of Resort debt and an equity interest in Vail. As a result of its ownership interest in Vail, Ralcorp recorded $4.7 million of pre-tax equity earnings, or $.09 per diluted share after taxes.

CONSOLIDATED

     Costs of products sold as a percentage of sales was 57.5% for fiscal 1997 compared to 52.3% for fiscal 1996. Selling, general and administrative expense as a percent of sales decreased to 17.1% for the fiscal 1997 fourth quarter compared to 20.1% for the same quarter of the prior year and was basically flat in a comparison of full fiscal years. The decline in selling, general and administrative expense as a percent of sales on a quarter-to-quarter comparison, as well as the flat comparison between fiscal years, are both indications of how the Company has been able to remove significant portions of a cost structure that was historically in place to support a larger corporation. The increase in costs of products sold as a percentage of sales, however, reflects the fact that many of the Company's higher margin products were eliminated through the sale of the Branded Business. Advertising and promotion expense as a percentage of sales declined significantly, reflecting the reduced level of advertising and promotional support necessary for a primarily private label company. Net interest expense, for fiscal 1997 was $7.9 million or 1.1% of net sales, compared to $26.8 million or 2.6% of net sales in fiscal 1996. This decline reflects the predominantly debt-free status the Company experienced subsequent to the two January 1997 sale transactions. Income taxes, which include federal and state taxes, were 39.2% of pre-tax earnings, excluding the tax-free gain on sale of the Branded Business, for fiscal 1997, compared to 36.0% of pre-tax losses in fiscal 1996. This difference in the effective tax rate is primarily due to the Company recording significant one-time charges in fiscal 1996. Tax provisions generally reflect statutory tax rates.

LIQUIDITY AND CAPITAL RESOURCES

CASH FLOW FROM OPERATIONS

     The Company's primary source of liquidity is cash flow from operations, which decreased to $38.1 million in 1998 compared to $77.5 million in 1997. The $39.4 million drop in operating cash flow is primarily due to the changes in assets and liabilities used in operations. In 1997, working capital decreased substantially, resulting in a large cash inflow. In 1998, excluding the effects of the 1998 acquisitions and divestiture, the changes in the components of working capital were relatively minor. The $14.3 million decrease in operating cash flow in 1997 compared to 1996 was due primarily to the reduced level of earnings before non-cash items such as depreciation, amortization, non-cash portions of restructuring reserves and the tax-free gain on sale of the Branded Business. The elimination of two earnings streams through the fiscal 1997 sale transactions contributed to the net earnings decline. Partially offsetting the net earnings decrease was the favorable cash flow impact of reduced operating assets, primarily inventories and accounts receivable, as mentioned previously. Working capital, excluding cash and cash equivalents and current maturities of long-term debt, was $33.3 million at September 30, 1998 compared to $56.5 million and $92.4 million at September 30, 1997 and 1996, respectively. The Company had no cash balances at September 30, 1996.

                                                  1998 ANNUAL REPORT

-------------------------------------------------------------------------------

     The Company's businesses have historically focused on generating positive cash flows through operations. For the three years ended September 30, 1998, the Company was able to generate $207.4 million of cash from operations. Management believes that the Company will continue to generate operating cash flow through its mix of businesses and expects that future liquidity requirements will be met through a combination of operating cash flow and strategic use of borrowings available under its working capital credit facility.

INVESTING ACTIVITIES

     Investing activities in 1998 of $55.2 million include the acquisitions of Flavor House, Sugar Kake and Nutcracker, as well as a final payment related to the fiscal 1997 Wortz acquisition. Investing activities in 1997 include the purchase of Wortz for $41.6 million. In addition, the 1998 sale of Beech-Nut resulted in net cash proceeds of $67.1 million. Capital expenditures were $24.6 million, $24.9 million and $66.7 million in fiscal years 1998, 1997 and 1996, respectively. Capital expenditures for fiscal 1999 are expected to be approximately $25-$30 million. The significant reduction in capital expenditures in fiscal 1997 is due to the decrease in the overall size of the Company, as well as the incorporation of sound cost controls while maintaining efficient operating facilities.

FINANCING ACTIVITIES

     Ralcorp closed its second consecutive year with no outstanding debt on its Consolidated Balance Sheet. As a result of the sale transactions in January 1997, the Company had emerged debt-free. During fiscal 1998, the Company made three acquisitions and repurchased 1.3 million shares of its Common Stock. Operating cash flow and the proceeds from the sale of Beech-Nut were sufficient sources of funds to pay for the acquisition and repurchase activities. In the prior fiscal year, borrowings to fund the acquisition of Wortz were completely repaid by September 30, 1997.

     To meet its on-going working capital needs, the Company has available a $100 million credit facility. The proceeds of the facility may be used to fund Ralcorp's working capital needs, capital expenditures, acquisitions and other general corporate purposes. Provisions of the $100 million credit facility require the Company to maintain certain financial ratios and a minimum level of shareholders' equity. The Company's operating results and financial condition were well within the parameters of these debt covenants throughout fiscal 1998. Management is currently unaware of any risks inherent in the Company's on-going businesses that could prevent the maintenance of the requisite ratios or level of shareholders' equity.

     During fiscal 1998, the Company repurchased $23.0 million of its Common Stock compared to no repurchases in fiscal 1997 and $8.6 million in the year ended September 30, 1996. As of September 30, 1998, there was no authorization from the Company's Board of Directors to allow management to repurchase its Common Stock. Subsequent to September 30, 1998, however, the Company's Board approved a Dutch Auction self-tender offer to repurchase from existing shareholders up to 5 million shares. The tender offer expired at midnight (EST) on November 13, 1998 with 586,368 shares purchased at $16.00 per share. On November 19, 1998, the Company's Board approved an authorization for Company management to repurchase up to 2 million shares of Common Stock.

OUTLOOK

     Ralcorp management firmly believes the key to the Company's future growth and prosperity is to focus primarily on the store brand arena and the opportunities this presents. A key opportunity for private label growth may exist through the rapid consolidation occurring among the members of the grocery trade. Retail models outside the United States suggest that as fewer retail operations gain control of the majority of the grocery trade, the concept of "store branding" becomes much more important to their operations. Ralcorp is well positioned with the size and flexibility to be a private label supplier to these larger retailers, providing both the quality and service that will be required. Retail consolidation, however, brings with it more pricing and product quality pressures. While such pressures could be a near term negative for the Company, it is management's belief that there are significant long-term benefits. Store brands will most likely be a key component of these larger retailers' plans and there is obvious volume potential in the long term. Important to each of Ralcorp's businesses will be to further develop and maintain the relationships with these big retailers. Any loss of key accounts could be detrimental to future operations.

    RALCORP HOLDINGS, INC.

-------------------------------------------------------------------------------

     Ralcorp, through its Ralston Foods division, continues to operate in the intensely competitive ready-to-eat cereal category. In addition to the competition from branded boxed offerings, there is also the increased competitive presence of low priced branded bagged cereals. Unfortunately, the domestic cereal category continues to experience declining volumes. To be successful, Ralcorp must maintain an effective price gap between its private label cereal products and those products of top branded cereal competitors. Ralcorp management has been somewhat successful at removing excess costs from its cereal operations in order to attain a cost basis that will allow it to maintain an adequate price gap and still provide a quality alternative to branded cereals. Management intends to continue to focus on cost elimination where appropriate. Cost containment will be vital in a current category environment that is filled with profit impairing promotional initiatives on the part of branded cereal manufacturers. This promotional environment, which developed primarily in the latter portion of fiscal 1998, had a negative impact on the results of all cereal companies, including Ralston Foods. Fortunately, the continued focus of our management on cost cutting and volume growth should allow Ralston Foods to compete today and into the future.

     Another key to the Company's outlook will be its ability to diversify its business mix. This diversification strategy is most evident by the growth of the Bremner cracker and cookie business. It is expected that in fiscal 1999 the cracker and cookie business should represent approximately one third of the Company's revenue base, a significant change from just two years ago when cracker and cookie sales represented less than 9 percent of total food revenues. Much of this growth has come through strategic acquisitions. The addition of Wortz, in fiscal 1997, had an immediate and positive effect on sales, operating profit and customer base, while nearly doubling the size of the original Bremner. In fiscal 1998, Sugar Kake was added, providing Bremner with a low cost store brand cookie producer with an excellent reputation in the trade. Bremner management intends to focus on completing the integration of Wortz and capitalizing on the flexibility afforded by Sugar Kake. In addition, Bremner hopes to continue to improve its product mix by growing the cracker and cookie volume of its quality, higher margin products. Combining these strategic initiatives with Bremner's cost containment and product innovation goals places Bremner on a firm foundation for future growth and profitability. Despite the present positive outlook, it must be noted that Bremner still faces significant competition from large branded and regional private label producers.

     The diversification strategy took Ralcorp into the snack nut category in fiscal 1998. This represented a departure from the primarily grain-based segments in which the Company has traditionally operated, but the snack nut category has become more stable with a single dominant branded leader. The tandem of Nutcracker and Flavor House allowed Ralcorp to immediately assemble an important position in the value end of snack nuts sold in jars and cans. The opportunity for this division's management to capitalize on the combined strength of Nutcracker and Flavor House, leveraging its key North/South manufacturing locations, as well as the continued focus on producing quality products while maintaining low costs, should provide the Company with a key source of operating earnings.

     Ralcorp management intends to take the appropriate steps to continue the growth of the Company's businesses. Such steps could include additional improvement in operating efficiencies, expanding the customer base where possible, continued product improvement and innovation.

     A key growth opportunity for each of the Company's current businesses may exist through strategic acquisitions or alliances. With a goal of being a consolidator in private label, management intends to explore, where appropriate, those acquisition opportunities that strategically fit with the Company's current mix of businesses, as well as to look for other key categories to penetrate. Ralcorp's ample debt capacity should provide the Company flexibility to act upon any such opportunities.

ENVIRONMENTAL MATTERS

     The operations of the Company, like those of similar businesses, are subject to various federal, state, and local laws and regulations intended to protect public health and the environment, including air and water quality and waste handling and disposal. The Company has received notices from the U.S. Environmental Protection Agency, state agencies, and/or private parties seeking contribution, that it has been identified as a "potentially responsible party" (PRP) under the Comprehensive Environmental Response, Compensation and Liability Act, and the Company may be required to share in the cost of cleanup with respect to one waste disposal site related to the Branded Business, which was sold to

                                                  1998 ANNUAL REPORT

-------------------------------------------------------------------------------

General Mills. Pursuant to a Reorganization Agreement with General Mills, General Mills has agreed to indemnify and defend the Company against liabilities associated with the site. General Mills indemnification and defense obligations are limited as more fully discussed in "Note 14 -- Commitments and Contingencies" in the Notes to Consolidated Financial Statements. The Company's ultimate liability in connection with environmental matters may depend on many factors including, but not limited to, the volume of material contributed to the site, the existence of other parties responsible for remediation and their financial viability, reports of experts (internal or external), and the remediation methods and technology to be used. Based upon the information currently available, the ultimate liability arising from environmental matters is not expected to have a material effect on the Company's financial position or results of operations.

INFLATION

     Management recognizes that inflationary pressures may have an adverse effect on the Company through higher asset replacement costs, related depreciation and higher material costs. The Company tries to minimize these effects through cost reductions and productivity improvements as well as price increases to maintain reasonable profit margins. It is management's view, however, that inflation has not had a significant impact on operations in the three years ended September 30, 1998.

MARKET RISK

     In the ordinary course of business, the Company is exposed to commodity price risks relating to the acquisition of raw materials. The Company utilizes derivative financial instruments, including futures contracts and options, to manage certain of these exposures when it is practical to do so.

     A volatility analysis of the Company's derivatives portfolio, which indicates potential changes in the fair value of the Company's derivative holdings under certain market movements, yields a commodity price risk of $.7 million. This sensitivity analysis reflects the impact of a hypothetical 10% adverse change in the market price for the Company's principal commodities. In actuality, commodity price volatility is dependent on many factors impacting supply and demand that are impossible to forecast. Therefore, changes in fair value over time could differ substantially from the hypothetical change shown above.

     The preceding volatility analysis ignores changes in the exposures inherent in the underlying hedged transactions. Because the Company does not hold or trade derivatives for speculation or profit, all changes in derivative values are effectively offset by corresponding changes in the underlying exposures. See INVENTORIES in "Note 2 -- Basis of Presentation and Summary of Significant Accounting Policies" of the Notes to Consolidated Financial Statements.

INFORMATION SYSTEMS DEVELOPMENTS
AND YEAR 2000 ISSUES

     The Company uses computer hardware and software in various aspects of its business, including production, distribution and administration, which will require modification or replacement in order to interpret the Year 2000 appropriately. The Company is in the process of implementing a plan to identify and correct all affected hardware and software. The plan includes monitoring and testing the implementation of needed corrections.

     The Company's on-going information technology strategy includes the elimination of mainframe computer systems and the migration to a server environment in order to reduce costs and improve functionality.
A key component to the execution of this strategy is currently in progress as the Company is replacing, upgrading or enhancing primary systems and technology necessary to manage the business. The Company's current accounting policy is to capitalize the related external costs and amortize them over a period not to exceed five years. The Company's replacement of primary systems is now substantially complete and the resulting information systems hierarchy is substantially Year 2000 ready. The initial assessment of all other systems hardware and software, including processors within production and other equipment, is complete and remediation is currently underway. The Company anticipates that most modifications and replacements to these systems and equipment will be in place in early fiscal 1999. Testing of these changes will be commenced as soon as they are completed. The Company expects all testing should be completed by the end of fiscal 1999.

     Based upon current expectations, management anticipates that the incremental future costs to the Company to modify or replace


20


    RALCORP HOLDINGS, INC.

-------------------------------------------------------------------------------

its systems in order to remediate the Year 2000 issue should not exceed $1 million. Such costs do not include normal system upgrades and replacements.

     The Company has implemented a program of contacting significant customers, critical suppliers and certain other outside parties to help determine the extent to which the Company's systems and operations are vulnerable to any failures by these outside parties to satisfactorily address their Year 2000 issues. In the event that any of the Company's significant customers, critical suppliers or outside parties do not successfully and timely achieve Year 2000 readiness, and the Company is unable to replace them with new customers or alternate suppliers, the Company's business or operations could be adversely affected.

     While the Company expects to identify and resolve its Year 2000 issues in a timely manner, if modifications and replacements are not made on a timely basis there can be no absolute assurance that there will not be a material adverse effect on the Company. In addition, if critical third parties fail to convert their systems in a timely manner and in a way that is compatible with the Company's systems, such failures would result in an interruption of critical service to the Company resulting in a material adverse effect on the Company.

     During fiscal 1999, the Company will develop contingency plans to be implemented in the event of untimely or incomplete remediation of both internal and third party Year 2000 issues.

     The discussion of the Company's efforts, and management's expectations, relating to Year 2000 readiness are forward-looking statements. The Company's ability to achieve Year 2000 readiness and the level of incremental costs associated therewith, could be adversely impacted by, among other things, the availability of testing resources, vendors ability to modify proprietary software, and unanticipated problems identified in the ongoing compliance review.

CAUTIONARY STATEMENT ON
FORWARD-LOOKING STATEMENTS

     Forward-looking statements, within the meaning of Section 21E of the Exchange Act are made throughout this document and include information under the section titled "Financial Review," and are sometimes preceded by, followed by or include the words "believes," "expects," "anticipates" or similar expressions elsewhere in this document. The Company's results of operations and liquidity status may differ materially from those in the forward-looking statements. Such statements are based on management's current views and assumptions, and involve risks and uncertainties that could affect expected results. For example, any of the following factors cumulatively or individually may impact expected results:

     (i) If the Company is unable to maintain a meaningful price gap between its private label products and the branded products of its competitors, successfully introduce new products or successfully manage costs across all parts of the Company, then the Company's private label businesses could incur operating losses;

     (ii) Consolidation among members of the grocery trade may lead to increased wholesale price pressure from larger grocery trade customers and could result in the loss of key accounts if the surviving entities are not customers of the Company;

     (iii) Significant increases in the cost of certain raw materials used in the Company's products, to the extent not reflected in the price of the Company's products, could adversely impact the Company's results. For example, the cost of wheat can change significantly;

     (iv) In light of its significant ownership in Vail Resorts, Inc., the Company's non-cash earnings can be adversely affected by Vail's unfavorable performance;

     (v) The Company is currently generating profit from certain co-packing contract arrangements with other manufacturers within its competitive categories. The termination or expiration of these contracts, and the inability of the Company to replace this level of business could negatively affect the Company's operating results;

     (vi) The Company's businesses compete in mature segments with competitors having large percentages of segment sales; and

     (vii) The Company's disclosure under the heading "INFORMATION SYSTEMS DEVELOPMENTS AND YEAR 2000 ISSUES" includes cautionary statements regarding the Company's ability to successfully address Year 2000 compliance issues, and such statements are incorporated herein.

                                                    1998 ANNUAL REPORT

                         BUSINESS SEGMENT INFORMATION
-------------------------------------------------------------------------------

     Summarized financial information by business segment follows. The Company's segments were comprised of:

         Consumer Foods
             Cereals and Snacks
             Baby Foods (through September 10, 1998)
             Crackers and Cookies
         Snack Nuts (since April 23, 1998)
         Resort Operations (through January 3, 1997)

     The Consumer Foods segment consists of cereals, baby food products (through September 10, 1998), crackers, cookies, snacks, and the coupon redemption business (through January 31, 1996). Reflected in the Consumer Foods segment is the sale of the Company's branded cereal and snack mix business on January 31, 1997; the purchase of the Wortz Company, a private label cracker and cookie company, on April 21, 1997; the purchase of Sugar Kake Cookie Inc., a cookie manufacturer, on August 25, 1998; and the sale of the Company's branded baby food subsidiary, Beech-Nut Nutrition Corporation, on September 10, 1998.

     The Snack Nuts segment consists of Flavor House, Inc. and
Nutcracker Brands, Inc., private label and value brand snack nut businesses purchased on April 23, 1998 and September 8, 1998, respectively.

     The Resort Operations segment consisted of the Keystone, Arapahoe Basin and Breckenridge resorts, through January 3, 1997, the date of its sale to Vail Resorts, Inc. As of September 30, 1998, however, the Company maintained an approximate 22% equity interest in Vail Resorts, Inc.

     Sales between business segments were immaterial. No single customer accounted for 10% or more of sales.


22

    RALCORP HOLDINGS, INC.

-----------------------------------------------------------------------------------------


(Dollars in millions)                                     1998        1997        1996
-----------------------------------------------------------------------------------------
SALES BY PRODUCT LINES AND SEGMENTS

  Consumer Foods
    Cereal and Snacks                                    $278.2      $437.0    $  661.4
    Baby Foods                                            122.4       151.1       152.8
    Crackers and Cookies                                  157.6       118.5        77.8
                                                       ----------------------------------
      Subtotal                                           $558.2      $706.6    $  892.0
  Snack Nuts                                               24.7
  Resort Operations                                                    33.1       135.4
                                                       ----------------------------------
      Total                                              $582.9      $739.7    $1,027.4
                                                       ==================================

OPERATING PROFIT (LOSS)

  Consumer Foods<Fa>                                     $ 45.6      $ 40.5    $  (58.7)
  Snack Nuts                                                 .9
  Resort Operations                                                      .3        23.0
                                                       ----------------------------------
      Total                                              $ 46.5      $ 40.8    $  (35.7)
  Gain on Sale of Beech-Nut                                18.7
  Gain on Sale of Branded Business                                    515.4
  Equity Earnings in Vail Resorts, Inc.                    10.6         4.7
  Unallocated Corporate and Miscellaneous Expense<Fb>      (5.4)      (11.1)      (10.6)
  Interest Expense, Net                                                (7.9)      (26.8)
                                                       ----------------------------------
      Earnings (Loss) before Income Taxes                $ 70.4      $541.9    $  (73.1)
                                                       ==================================


                                 ADDITIONS TO PROPERTY                   DEPRECIATION                      ASSETS AT YEAR END

(Dollars in millions)        1998        1997        1996        1998        1997        1996        1998        1997       1996
----------------------------------------------------------------------------------------------------------------------------------
Consumer Foods<Fc>         $ 14.5      $ 13.2      $ 42.3      $ 15.5      $ 18.6      $ 29.8     $ 270.5     $ 304.2    $ 342.5
Snack Nuts<Fd>                 .5                                  .6                                55.1
Resort Operations<Fe>                     7.8        17.9                     3.9        13.7                              236.2
Corporate<Ff>                                                                                        92.3        96.1       48.4
----------------------------------------------------------------------------------------------------------------------------------
  Total                    $ 15.0      $ 21.0      $ 60.2      $ 16.1      $ 22.5      $ 43.5     $ 417.9     $ 400.3    $ 627.1
==================================================================================================================================

<Fa> Reflects $19.7 in pre-tax restructuring charges taken as part of extensive downsizing initiatives at the Company in 1997. Includes pre-tax nonrecurring charges of $109.5 and pre-tax restructuring charge of $16.5 in 1996.
<Fb> Includes a cash settlement of stock options and awards of $2.8 and miscellaneous resort transaction fees of $.8 in 1997. Includes $4.0 of transaction fees related to the sale of the Company's Resort Operations in 1996.
<Fc> In 1998, assets at year end exclude assets of Beech-Nut sold to
     Milnot and include acquired assets of Sugar Kake. In 1997, assets at year end exclude assets of the Branded Business sold to General Mills and include acquired assets of the Wortz Company. In 1996, assets at year end include the asset impairment charge of $109.5 and the asset writedown of $7.3 relating to the restructuring charge.
<Fd> Includes assets acquired through the purchases of Flavor House and
     Nutcracker in 1998.
<Fe> Assets eliminated through the sale of Resort Operations to Vail
     Resorts, Inc. in 1997.
<Ff> Assets include the equity investment in Vail Resorts, Inc. of
     $66.0 and $55.4 as of September 30, 1998 and 1997, respectively.

                                                 1998 ANNUAL REPORT

         UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION
------------------------------------------------------------------------


     The Unaudited Pro Forma Combined Statement of Earnings for the year ended September 30, 1998 presents the combined results of Ralcorp's operations assuming the sale of Beech-Nut Nutrition Corporation had occurred as of October 1, 1997. This statement of earnings has been prepared by adjusting the historical statement of earnings for the effect of costs and expenses and the recapitalization which might have occurred had the sale of Beech-Nut occurred at the beginning of the period. The "Beech-Nut Operations" column in the Unaudited Pro Forma Combined Statement of Earnings represents the combined historical results of operation of Beech-Nut.

     As in the historical statement of earnings, the Unaudited Pro
Forma Combined Statement of Earnings for the year ended September 30, 1998 includes only the post-acquisition operations of each of the companies acquired during the year. See "Note 4 -- Acquisitions" in the Notes to Consolidated Financial Statements.

     Please read the Notes to Unaudited Pro Forma Combined Financial Information that follow the Unaudited Pro Forma Combined Statement of Earnings for a discussion of adjustments made to the historical financial information in order to calculate the Ralcorp pro forma financial information. This pro forma financial information may not necessarily reflect the actual results of operations that would have been achieved, nor are they necessarily indicative of future results of operations.


                           UNAUDITED PRO FORMA COMBINED STATEMENT OF EARNINGS
---------------------------------------------------------------------------------------------------------------

(In millions except per share data)                           FOR THE YEAR ENDED SEPTEMBER 30, 1998
                                                   ------------------------------------------------------------

                                                    HISTORICAL       BEECH-NUT      PRO FORMA        PRO FORMA
                                                     RALCORP         OPERATIONS    ADJUSTMENTS        RALCORP
---------------------------------------------------------------------------------------------------------------
Net Sales                                             $582.9          $(122.4)                         $460.5
                                                     ----------------------------------------------------------
Costs and Expenses
  Cost of products sold                                386.0            (64.5)                          321.5
  Selling, general and administrative                   97.7            (21.6)     $  1.0 <Fa>           77.1
  Advertising and promotion                             58.1            (37.4)                           20.7
  Interest expense, net                                  --                          (3.0)<Fb>           (3.0)
  Gain on sale of Beech-Nut                            (18.7)                        18.7 <Fc>            --
  Equity earnings in Vail Resorts, Inc.                (10.6)                                           (10.6)
                                                     ----------------------------------------------------------
                                                       512.5           (123.5)       16.7               405.7
                                                     ==========================================================

Earnings before Income Taxes                            70.4              1.1       (16.7)               54.8
Income Taxes                                            26.8               .4        (6.4)<Fd>           20.8
                                                     ----------------------------------------------------------
Net Earnings                                          $ 43.6          $    .7      $(10.3)             $ 34.0
                                                     ==========================================================

Basic Earnings per Share<Fe>                          $  1.33                                          $  1.04
                                                     =========                                        =========
Diluted Earnings per Share<Fe>                        $  1.32                                          $  1.03
                                                     =========                                        =========
Weighted Average Shares Outstanding - Basic<Fe>         32.7                                             32.7
                                                     =========                                        =========
Weighted Average Shares Outstanding - Diluted<Fe>       33.1                                             33.1
                                                     =========                                        =========

NOTES TO UNAUDITED PRO FORMA COMBINED STATEMENT OF EARNINGS

<Fa> To reflect the fixed costs (i.e., information systems, general administrative and corporate overhead) included in the historical results of operations of Beech-Nut absorbed by Ralcorp with the sale of Beech-Nut.
<Fb> Interest income shown of $3.0 million reflects residual interest earned on short-term investments.
<Fc> To eliminate the gain on sale of Beech-Nut reflected in the historical statement of earnings.
<Fd> To reflect the tax effect of the pro forma adjustments shown at an effective rate of 38%.
<Fe> The weighted average number of shares used to compute Ralcorp earnings per share (basic and diluted) is based on the weighted average number of Ralcorp common shares outstanding (basic and diluted) during the year ended September 30, 1998.

    RALCORP HOLDINGS, INC.

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

     The report of PricewaterhouseCoopers LLP, independent accountants, on their audits of the accompanying financial statements follows. This report states that their audits were performed in accordance with generally accepted auditing standards. These standards include an evaluation of internal control for the purpose of establishing a basis for reliance thereon relative to the scope of their audits of the financial statements.

     The Board of Directors, through its Audit Committee consisting solely of nonmanagement directors, meets periodically with management and the independent accountants to discuss audit and financial reporting matters. To assure independence, PricewaterhouseCoopers LLP has direct access to the Audit Committee.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders and Board of
Directors of Ralcorp Holdings, Inc.

     In our opinion, based upon our audits and the report of other auditors, the accompanying consolidated balance sheets and the related consolidated statements of earnings, of shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Ralcorp Holdings, Inc. and its subsidiaries at September 30, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits.

     We did not audit the financial statements of Vail Resorts, Inc., an investment which is reflected in the accompanying financial statements using the equity method of accounting. The Company's investment in Vail Resorts, Inc. at September 30, 1998 and 1997 was $66,000,000 and $55,400,000, respectively, and the equity in its net income was $10,600,000 and $4,700,000 for the years then ended. Those statements were audited by other auditors whose report thereon has been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for Vail Resorts, Inc., is based solely on the report of the other auditors.

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

/s/ Pricewaterhouse Coopers LLP

PricewaterhouseCoopers LLP
St. Louis, Missouri
November 5, 1998, except as to Note 20,
which is as of November 20, 1998

                                                 1998 ANNUAL REPORT


                            CONSOLIDATED STATEMENT OF EARNINGS
-----------------------------------------------------------------------------------------------

(Dollars in millions except per share data)               FOR THE YEAR ENDED SEPTEMBER 30,
                                                     ------------------------------------------

                                                       1998              1997           1996
-----------------------------------------------------------------------------------------------
Net Sales                                             $582.9           $ 739.7       $1,027.4
                                                     ==========================================
Costs and Expenses
  Cost of products sold                                386.0             425.2          536.8
  Selling, general and administrative                   97.7             126.5          177.6
  Advertising and promotion                             58.1             138.6          233.3
  Interest expense, net                                                    7.9           26.8
  Gain on sale of Beech-Nut                            (18.7)
  Gain on sale of Branded Business                                      (515.4)
  Restructuring charges                                                   19.7           16.5
  Nonrecurring charges                                                                  109.5
  Equity earnings in Vail Resorts, Inc.                (10.6)             (4.7)
                                                     ------------------------------------------
                                                       512.5             197.8        1,100.5
                                                     ------------------------------------------
Earnings (Loss) before Income Taxes                     70.4             541.9          (73.1)
Income Taxes                                            26.8              10.4          (26.3)
                                                     ------------------------------------------
Net Earnings (Loss)                                   $ 43.6           $ 531.5       $  (46.8)
                                                     ==========================================
Basic Earnings (Loss) per Share                       $  1.33          $  16.11      $   (1.42)
                                                     ==========================================
Diluted Earnings (Loss) per Share                     $  1.32          $  16.01      $   (1.42)
                                                     ==========================================


The above financial statement should be read in conjunction with the Notes to Consolidated Financial Statements.

    RALCORP HOLDINGS, INC.


                                CONSOLIDATED BALANCE SHEET
----------------------------------------------------------------------------------------------

(Dollars in millions)                                                        SEPTEMBER 30,
                                                                       -----------------------
                                                                          1998           1997
----------------------------------------------------------------------------------------------
ASSETS

Current Assets
  Cash and cash equivalents                                             $ 12.3         $  8.4
  Receivables, less allowance for doubtful accounts                       45.2           52.9
  Inventories                                                             61.5           72.5
  Prepaid expenses                                                         8.0            9.3
                                                                       -----------------------
    Total Current Assets                                                 127.0          143.1
Investments and Other Assets                                             137.6           89.1
Deferred Income Taxes                                                      3.1           13.8
Property at Cost
  Land                                                                     2.1            2.2
  Buildings                                                               43.6           49.5
  Machinery and equipment                                                194.7          204.4
  Construction in progress                                                 9.8            8.0
                                                                       -----------------------
                                                                         250.2          264.1
  Accumulated depreciation                                              100.0          109.8
                                                                       -----------------------
                                                                         150.2          154.3
                                                                       -----------------------
    Total Assets                                                        $417.9         $400.3
                                                                       =======================

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities
  Accounts payable and accrued liabilities                              $ 81.4         $ 78.2
                                                                       -----------------------
    Total Current Liabilities                                             81.4           78.2
Long-Term Debt
Other Liabilities                                                         29.2           35.4
Commitments and Contingencies
Shareholders' Equity
  Common stock - $.01 par value, issued shares:
    1998 and 1997 - 33,011,317                                              .3             .3
  Capital in excess of par value                                         110.1          110.1
  Retained earnings                                                      219.9          176.3
  Common stock in treasury, at cost, 1,300,000 shares in 1998            (23.0)
                                                                       -----------------------
    Total Shareholders' Equity                                           307.3          286.7
                                                                       -----------------------
    Total Liabilities and Shareholders' Equity                          $417.9         $400.3
                                                                       =======================


The above financial statement should be read in conjunction with the Notes to Consolidated Financial Statements.

                                                    1998 ANNUAL REPORT

                                           CONSOLIDATED STATEMENT OF CASH FLOWS
-------------------------------------------------------------------------------------------------------------------------------

(Dollars in millions)                                                                       FOR THE YEAR ENDED SEPTEMBER 30,
                                                                                         --------------------------------------
                                                                                           1998           1997          1996
-------------------------------------------------------------------------------------------------------------------------------
Cash Flows from Operations
  Net earnings (loss)                                                                     $ 43.6        $ 531.5        $(46.8)
  Adjustments to reconcile earnings to net cash flow provided by operations:
      Depreciation and amortization                                                         18.2           24.4          46.4
      Gain on sale of Beech-Nut                                                            (18.7)
      Gain on sale of Branded Business                                                                   (515.4)
      Restructuring charges, net of cash paid                                                               2.4          11.0
      Nonrecurring charges                                                                                              109.5
      Equity earnings in Vail Resorts, Inc.                                                (10.6)          (4.7)
      Deferred income taxes                                                                 11.4            8.6         (45.8)
      Changes in assets and liabilities, net of effects of acquisitions and divestitures:
        Decrease in receivables                                                              5.7           24.9          10.8
        (Increase) decrease in inventories                                                  (5.0)          15.8           6.9
        Decrease (increase) in prepaid expenses                                               .6          (27.0)          (.9)
        (Decrease) increase in accounts payable and accrued liabilities                     (5.5)          10.8          (5.9)
      Other, net                                                                            (1.6)           6.2           6.6
                                                                                         --------------------------------------
        Net cash flow provided by operations                                                38.1           77.5          91.8
                                                                                         --------------------------------------
Cash Flows from Investing Activities
  Business acquisitions, net of cash acquired                                              (55.2)         (41.6)
  Proceeds from sale of Beech-Nut                                                           67.1
  Additions to property and intangible assets                                              (24.6)         (24.9)        (66.7)
  Proceeds from sale of property                                                             1.5            3.4           6.0
  Other, net                                                                                               (2.9)         (3.7)
                                                                                         --------------------------------------
    Net cash used by investing activities                                                  (11.2)         (66.0)        (64.4)
                                                                                         --------------------------------------
Cash Flows from Financing Activities
  Repurchase of common stock                                                               (23.0)                        (8.6)
  Repayments of long-term debt, including current maturities                                               (3.1)         (1.8)
  Net repayments under credit agreement                                                                                 (17.0)
                                                                                         --------------------------------------
    Net cash used by financing activities                                                  (23.0)          (3.1)        (27.4)
                                                                                         --------------------------------------
Net Increase in Cash and Cash Equivalents                                                    3.9            8.4          --
Cash and Cash Equivalents, Beginning of Year                                                 8.4           --            --
                                                                                         --------------------------------------
Cash and Cash Equivalents, End of Year                                                    $ 12.3         $  8.4        $ --
                                                                                         ======================================


The above financial statement should be read in conjunction with the Notes to Consolidated Financial Statements.

    RALCORP HOLDINGS, INC.


                                        CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
-----------------------------------------------------------------------------------------------------------------------------------

(Dollars in millions, shares in thousands)                             FOR THE THREE YEARS ENDED SEPTEMBER 30, 1998
                                                 ----------------------------------------------------------------------------------

                                                                                         COMMON STOCK                     UNEARNED
                                                      COMMON STOCK       CAPITAL IN   IN TREASURY, AT COST               PORTION OF
                                                   -------------------   EXCESS OF    --------------------    RETAINED   RESTRICTED
                                                   SHARES       AMOUNT   PAR VALUE     SHARES      AMOUNT     EARNINGS      STOCK
-----------------------------------------------------------------------------------------------------------------------------------
Balance, September 30, 1995                        33,925        $ .3      $131.0       (659)     $(13.8)      $ 46.6      $(1.7)
Net loss                                                                                                        (46.8)
Purchase of treasury stock                                                              (349)       (8.6)
Activity under stock plans                                                    (.1)                   (.3)
Amortization of restricted stock                                                                                              .8
                                                 ----------------------------------------------------------------------------------
Balance, September 30, 1996                        33,925        $ .3      $130.9     (1,008)     $(22.7)      $  (.2)     $ (.9)
Net earnings                                                                                                    531.5
Activity under stock plans                            (52)                    (.7)       146         2.6
Amortization of restricted stock                                                                                              .1
Accelerated vesting of restricted stock                                                                                       .8
Distribution of General Mills Stock
  to Shareholders                                                                                              (355.0)
Retirement of treasury stock                         (862)                  (20.1)       862        20.1
                                                 ----------------------------------------------------------------------------------
Balance, September 30, 1997                        33,011        $ .3      $110.1        --       $  --        $176.3      $ --
Net earnings                                                                                                     43.6
Purchase of treasury stock                                                            (1,300)      (23.0)
                                                 ----------------------------------------------------------------------------------
Balance, September 30, 1998                        33,011        $ .3      $110.1     (1,300)     $(23.0)      $219.9      $ --
                                                 ==================================================================================


The above financial statement should be read in conjunction with the Notes to Consolidated Financial Statements.

                                                    1998 ANNUAL REPORT

                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------

                (Dollars in millions except per share data)

NOTE 1 - GENERAL INFORMATION

     On January 3, 1997, Ralcorp sold its ski resort holdings to Vail Resorts, Inc. (Vail) in exchange for the assumption of $165 in Resort Operations debt and an approximate 22.6 percent post-IPO equity interest in the combined Vail. Vail stock began trading on the New York Stock Exchange on February 4, 1997. As of Vail's fiscal year ended July 31, 1998, Ralcorp's equity interest was approximately 22 percent (see Note 7).

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

     For financial reporting purposes, Ralcorp is a "successor registrant" to Old Ralcorp and, as such, the accompanying Ralcorp financial statements represent the historical financial position and results of operations of Old Ralcorp, for periods prior to January 31, 1997, and Ralcorp, for subsequent periods. Therefore, references to the "Company" or "Ralcorp" for periods prior to January 31, 1997, are references to Old Ralcorp, without giving effect to the Merger or the Spin-Off.

NOTE 2 - BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING
POLICIES

     BASIS OF PRESENTATION - The financial statements are presented on a consolidated basis. All significant intercompany transactions have been eliminated.

     These financial statements include the accounts of Ralcorp and its majority-owned subsidiaries. Investments in affiliated companies, 20% through 50%-owned, are carried at equity (see Note 7).

     CASH EQUIVALENTS are considered to be all highly liquid investments with an original maturity of three months or less.

     FINANCIAL INSTRUMENTS - The Company has a policy which allows the use of various derivative financial instruments to manage the Company's financial risk that exists as part of conducting business. Under the policy, the Company is not permitted to engage in speculative or leveraged transactions that have the potential for a disproportionate ratio between the change in value of the asset or liability being hedged and the expected change in value of the related derivative instrument. The Company will not hold or issue financial instruments for trading purposes. As of September 30, 1998, the Company had no material derivative financial instruments outstanding.

     INVENTORIES are valued generally at the lower of average cost or market. In connection with purchasing key raw ingredient materials, the Company follows a policy of from time to time using commodities futures contracts and options in the management of commodities pricing risks that are inherent to its business operations. Such instruments are not held or issued for trading purposes. The Company uses these hedging instruments to reduce the risk of price fluctuations related to future raw materials requirements for commodities such as corn, wheat, oats and flour. The terms of such instruments generally do not exceed twelve months, and depend on the commodity and other market factors. Such contracts are accounted for as hedges, with related gains and losses ultimately included as part of the cost of products sold. The effect of any realized or deferred gains or losses is immaterial to the financial condition and results of operations of the Company.

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

    RALCORP HOLDINGS, INC.

--------------------------------------------------------------------------

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

     LONG-LIVED ASSETS - The Company continually evaluates whether events or circumstances have occurred which might impair the recoverability of the carrying value of its long-lived assets, including identifiable intangibles and goodwill. See Note 6.

     ADVERTISING COSTS are expensed in the year in which the costs are incurred.

     INCOME TAXES have been provided in accordance with the liability method of income tax accounting; accordingly, a deferred tax liability or asset is recognized for the effect of temporary differences between financial and tax reporting.

     EARNINGS PER SHARE - In fiscal 1998, the Company adopted Statement of Financial Accounting Standards No. 128, "Earnings per Share" (FAS
128), which requires dual presentation of basic and diluted earnings per share on the statement of earnings. While earnings per share amounts for all periods presented have been restated to meet FAS 128 requirements, the Company's adoption of this new standard has not significantly impacted previously reported earnings per share. All earnings per share amounts are presented on a diluted basis unless otherwise noted. See Note 10 for related disclosures.

     OTHER NEW ACCOUNTING RULES - In fiscal 1998, the Company adopted Statement of Financial Accounting Standards No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits," which revises employers' disclosures about pension and other postretirement benefit plans. It does not change the measurement or recognition of those plans. See Note 11.

     In fiscal 1997, the Company adopted the disclosure provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (FAS 123). As allowed under the provisions of that statement, the Company continues to account for the employee stock option plan using the intrinsic value method of accounting. See Note 16.

     In June 1997, Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income," and Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information," were issued. These standards, which will become effective in fiscal 1999, expand or modify disclosures and will have no effect on the Company's consolidated financial position, results of operations or cash flows.

     In June 1998, Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," was issued. This standard will become effective for quarterly reporting in the last quarter of fiscal 1999 and for annual reporting in fiscal 2000. The Company has not quantified the impact, if any, resulting from adoption of this standard.

     ESTIMATES - The preparation of financial statements in conformity with Generally Accepted Accounting Principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

NOTE 3 - DIVESTITURES

     On September 10, 1998, the Company completed the sale of its branded baby food subsidiary, Beech-Nut Nutrition Corporation, to The Milnot Company, a privately held company based in St. Louis, MO, for $68 million in cash. The Company recorded an $18.7 pre-tax ($11.6 after tax) gain related to this sale transaction.

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

     On January 3, 1997, the Company sold its ski resort operations to Vail in exchange for an approximate 22.6% of Vail's outstanding common stock, or 7,554,406 shares, and the assumption by Vail of $165 of Resorts debt. In accordance with Accounting Principles Board Opinion No. 29, "Accounting for Nonmonetary Transactions," the Resort Operations sale transaction with Vail was treated as a nonmonetary exchange.

                                                   1998 ANNUAL REPORT

--------------------------------------------------------------------------

     The assumption of debt and the issuance of equity qualified this transaction as being nonmonetary in nature. Therefore, the initial equity investment in Vail was recorded at Ralcorp's net book value of assets contributed, or $50.7. The Company records the pre-tax amount of the Company's equity interest in the earnings of Vail as an increase to its Investment account. Included in the Company's equity earnings is amortization income. This amortization income is the result of the basis difference between the net book value of the net assets contributed to Vail and the Company's equity interest in the Vail net assets, and is being amortized over 20 years.

NOTE 4 - ACQUISITIONS

     On April 23, 1998, the Company completed the purchase of Flavor House, Inc., a leading private label snack nut business located in Dothan, AL. Flavor House had estimated annual sales of approximately $62.

     On September 8, 1998, the Company increased its position in the snack nut category through the purchase of Nutcracker Brands, Inc. located in Billerica, MA. Nutcracker is a value brand and private label snack nut business with estimated annual sales of approximately $42.

     On August 25, 1998, the Company increased its cookie production capacity through the purchase of Sugar Kake Cookie Inc., a privately held cookie manufacturer located in Tonawanda, NY, with net sales of $28.6 for its fiscal 1997. Sugar Kake is being operated as part of Ralcorp's Bremner cracker and cookie subsidiary.

     On April 21, 1997, the Company completed the purchase of the Wortz Company, a private label cracker and cookie operation with headquarters in Poteau, OK. Wortz is also operated as part of the Company's Bremner operation. The total consideration given in relation to this acquisition was approximately $46.0, of which $4.4 was paid out in fiscal 1998.

     All of the above acquisitions were accounted for using the purchase method of accounting, whereby the results of operations are included in the consolidated statement of earnings from the date of acquisition. Goodwill associated with each of the above acquisitions is included in the "Investments and Other Assets" line of the accompanying Consolidated Balance Sheet at September 30, 1998 and 1997.

     The following unaudited pro forma information presents the results of operations of the Company as if the fiscal 1998 acquisitions described above, and the divestitures described in Note 3, had occurred at the beginning of each period presented. These pro forma results may not necessarily reflect the actual results of operations that would have been achieved, nor are they necessarily indicative of future results of operations.

                               Year Ended September 30,
                              --------------------------
                                  1998          1997
--------------------------------------------------------
Net sales                       $556.9        $512.3
Net earnings                      36.9           8.7
Basic earnings per share           1.13           .26
Diluted earnings per share         1.12           .26



NOTE 5 - RESTRUCTURING CHARGES

     During the year ended September 30, 1997, the Company recorded a pre-tax restructuring charge of $15.1 ($9.5 after taxes, or $.29 per share) to cover costs associated with the sale of the Company's Branded Business, including severance payments to employees whose jobs were eliminated and financial penalties related to the early termination of information systems contracts. The level of systems support included in these contracts was no longer warranted after the Branded Business sale. Also, during the year ended September 30, 1997, the Company recorded a pre-tax restructuring charge of $4.6 ($2.9 after taxes, or $.09 per share). This charge covered severance costs for certain employees whose jobs were eliminated in downsizing initiatives.

     For the year ended September 30, 1996, the Company recorded a pre-tax charge of $16.5 ($10.4 after taxes or, $.31 per share) to recognize the costs related to the restructuring of its ready-to-eat cereal subsidiary, Ralston Foods. As a result of this restructuring plan, certain positions were eliminated from the Ralston Foods subsidiary and corporate support groups, primarily at the Company's headquarters in St. Louis, MO. In addition, the restructuring plan included the partial closing of the Ralston Foods production facility in Battle Creek, MI.

     The restructuring charges and their utilization are summarized in the following table.

                              Salaries,
                              severance       Assets
                                 and          write-       Contract
                              benefits        downs        penalties       Other        Total
----------------------------------------------------------------------------------------------
FY 1996 Charges               $  8.0          $ 7.3          $ -          $ 1.2        $ 16.5
Utilized in FY 1996             (5.0)          (7.3)           -            (.5)        (12.8)
FY 1997 Charges                  8.8            3.0            6.2          1.7          19.7
Utilized in FY 1997            (11.2)          (2.2)          (6.2)        (1.0)        (20.6)
Utilized in FY 1998              (.6)           (.8)           -            (.6)         (2.0)
                             -----------------------------------------------------------------
Balance of Reserve            $  -            $ -            $ -          $  .8        $   .8
                             =================================================================

    RALCORP HOLDINGS, INC.

-------------------------------------------------------------------------

NOTE 6 - NONRECURRING CHARGE

     In September 1996, the Company recorded a $109.5 pre-tax impairment charge related to its private label ready-to-eat and hot cereal operations. Dramatic changes in the pricing and promotion environment of the ready-to-eat cereal category in fiscal 1996 and the effect these changes had on the Company's private label cereal business, caused the Company to record this charge. Ultimately, it was determined that the projection of future cash flows generated by the private label cereal operations would not be sufficient to recover the carrying value of assets associated with such operations. The amount of the September 1996 impairment loss was recognized by the Company as a write-down of fixed assets to fair value. Fair value was determined as the present value of estimated expected future cash flows using a discount rate commensurate with the risks involved.

NOTE 7 - EQUITY INVESTMENT IN VAIL RESORTS, INC.

     The following table summarizes information about the Company's equity investment in Vail at September 30.

                                        1998              1997
-----------------------------------------------------------------
Ownership percentage                     21.9%             22.6%
Carrying value                         $ 66.0            $ 55.4
Market value                            150.5             202.1

     As of the January 1997 sale of Ralston Resorts, the Company's equity interest in the underlying net assets of Vail exceeded the net book value of the net assets contributed by the Company to Vail by $37.5. This excess is being amortized ratably to the investment in Vail over 20 years.

     Except in limited circumstances, terms of a shareholder agreement provide that, the Company will not acquire any additional shares of Vail stock. The Company has registration rights with respect to the Vail stock, but the shareholder agreement provides that, with certain limited exceptions, Vail and its controlling shareholder can purchase at market prices any Vail stock the Company desires to sell. The shareholder agreement provides that the Company will vote the shares of Vail stock in accordance with the recommendation of Vail's Board of Directors with respect to shareholder proposals and nominations to that Board, and with respect to other proposals, in proportion to the votes of all other shareholders. However, the Company may vote as it deems appropriate with respect to proposals for the merger of Vail, the sale of all Vail assets, the creation of any other class of voting stock of Vail or changes to Vail's certificate of incorporation or bylaws if such changes adversely affect the Company's rights under the shareholder agreement. The Company has two representatives on the 17-member Vail Board of Directors.

     On November 6, 1997, Vail announced a change in its fiscal year end from September 30 to July 31. As a result, the Company reports current year equity earnings on a two-month time lag, with only ten months of equity earnings from Vail included in fiscal 1998. Presented below is summary financial information of Vail as of, and for the ten months ended, July 31, 1998, and as of, and for the nine months ended, September 30, 1997.

                                      July 31,        September 30,
                                        1998              1997
--------------------------------------------------------------------
Current assets                         $ 71.7            $ 76.4
Noncurrent assets                       840.4             779.5
                                      ------------------------------
  Total assets                         $912.1            $855.9
                                      ==============================
Current liabilities                    $ 59.0            $ 77.9
Noncurrent liabilities                  390.5             372.3
Stockholders' equity                    462.6             405.7
                                      ------------------------------
  Total liabilities and
    stockholders' equity               $912.1            $855.9
                                      ==============================

                                     Ten Months        Nine Months
                                       Ended              Ended
                                      July 31,        September 30,
                                        1998              1997
--------------------------------------------------------------------
Net sales                              $410.3            $246.2
Total operating expenses                321.7             205.2
                                     -------------------------------
Income from operations                 $ 88.6            $ 41.0
                                     ===============================
Net income                             $ 41.0            $ 14.1
                                     ===============================
Company equity income,
  net of deferred taxes                $  6.6            $  2.9
                                     ===============================

                                              1998 ANNUAL REPORT

-------------------------------------------------------------------------
NOTE 8 - INCOME TAXES

     The provisions for income taxes consisted of the following:

                                         1998              1997            1996
----------------------------------------------------------------------------------
CURRENT:
  Federal                               $13.7             $ 1.6           $ 17.9
  State                                   1.7                .2              1.6
                                       -------------------------------------------
    Total current                        15.4               1.8             19.5
                                       -------------------------------------------
DEFERRED:
  Federal                                $9.8             $ 7.5           $(42.1)
  State                                   1.6               1.1             (3.7)
                                       -------------------------------------------
    Total deferred                       11.4               8.6            (45.8)
                                       -------------------------------------------
Provision (benefit) for
 income taxes                           $26.8             $10.4           $(26.3)
                                       ===========================================

     A reconciliation of income taxes with amounts computed at the statutory federal rate follows:

                                         1998             1997             1996
----------------------------------------------------------------------------------
Computed tax at federal
  statutory rate
  (35.0% for all years)                 $24.6           $ 189.7           $(25.6)
Effect of nontaxable gain on
  sale of Branded Business                               (180.4)
State income taxes, net of
  federal tax benefit                     2.1                .9             (2.3)
Other, net                                 .1                .2              1.6
                                       -------------------------------------------
                                        $26.8           $  10.4           $(26.3)
                                       ===========================================


     Deferred tax assets (liabilities) at September 30, 1998 and
1997 are as follows:

                                        1998              1997
-----------------------------------------------------------------
CURRENT:
  Accrued liabilities                  $  3.2            $  4.3
  Inventories                             1.7               2.2
  Other items                             1.3                .4
                                      ---------------------------
    Total current                         6.2               6.9
                                      ---------------------------
NONCURRENT:
  Property basis differences           $  5.0            $  8.0
  Postretirement benefits                 5.6               5.5
  Pension                                 3.1               1.5
  Intangible assets                       2.5               6.6
  Insurance reserves                      2.5               2.6
  Deferred compensation                   2.0               2.2
  Equity investment in Vail             (17.7)            (13.9)
  Other items                              .1               1.3
                                      ---------------------------
    Total noncurrent                      3.1              13.8
                                      ---------------------------
Net deferred tax assets                $  9.3            $ 20.7
                                      ===========================

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company believes it is probable that the net deferred tax assets, reflected above, will be realized on future tax returns, primarily from the generation of future taxable income.

NOTE 9 - SUPPLEMENTAL EARNINGS STATEMENT INFORMATION

                                        1998              1997              1996
----------------------------------------------------------------------------------
Maintenance and repairs                 $20.2             $21.2             $32.5
Research and development                  4.2               3.9               6.5

NOTE 10 - EARNINGS PER SHARE

     Basic and diluted earnings per share were calculated using the following:

(Shares in thousands)                   1998              1997              1996
-----------------------------------------------------------------------------------
Net earnings                          $  43.6           $ 531.5           $ (46.8)
                                     ==============================================
Weighted average shares for
  basic earnings per share             32,684            32,955            32,997
Dilutive effect of:
  Stock options                           295               199               --
  Deferred compensation awards            104                61               --
                                     ----------------------------------------------
Weighted average shares for
  diluted earnings per share           33,083            33,215            32,997
                                     ==============================================

    RALCORP HOLDINGS, INC.

     Options to purchase approximately 300,000 shares of common stock at prices ranging from $22.27 to $26.14 per share were outstanding during the first half of 1997 but were not included in the computation of diluted earnings per share because the options' exercise prices were greater than the average market price of the shares.

     Since the Company incurred a net loss for fiscal 1996, there were no adjustments for the effect of stock options and deferred compensation awards as the adjustments would have been antidilutive. If the Company had earned net income in 1996, adjustments would have been included to increase the number of shares by approximately 400,000.

     At the end of 1998 and 1997, all exercise prices were lower than the average market price for the years then ended. See Note 16 for more information on outstanding options.

NOTE 11 - PENSION AND OTHER POSTRETIREMENT BENEFITS

     The Company sponsors qualified and supplemental noncontributory defined benefit pension plans and other postretirement benefit plans for its employees. The following tables provide a reconciliation of the changes in the plans' benefit obligations and fair value of assets over the two-year period ending September 30, 1998, and a statement of the funded status as of September 30 of both years.

                                          Pension Benefits                Other Benefits
                                      ------------------------         -----------------------
                                       1998              1997           1998           1997
----------------------------------------------------------------------------------------------
CHANGE IN BENEFIT OBLIGATION
Benefit obligation at
  beginning of year                   $ 65.6            $ 79.4         $ 14.8         $ 14.3
Service cost                             3.4               4.3             .1             .2
Interest cost                            5.3               5.8            1.0            1.1
Plan amendments                                                           (.2)
Executive Life Plan                                                        .2
Actuarial (gain) loss                   18.8              (6.1)            .3            2.1
Acquisitions (divestitures)              3.2                              (.1)
Benefit payments                        (4.6)             (3.3)           (.9)           (.8)
Increase due to special
  termination benefits                                      .6
Curtailments                            (2.1)             (5.1)                         (2.1)
Settlements                             (2.8)            (10.0)
                                     ---------------------------------------------------------
Benefit obligation at end
  of year                             $ 86.8            $ 65.6         $ 15.2         $ 14.8
                                     ---------------------------------------------------------

CHANGE IN FAIR VALUE OF PLAN ASSETS
Fair value of plan assets at
  beginning of year                   $ 98.2            $ 86.3         $  -           $  -
Actual return on plan assets             4.2              24.5
Acquisitions                             2.2
Employer contributions                    .5               1.8
Benefit payments                        (4.6)             (3.3)
Settlements                             (2.9)            (11.1)
                                     ---------------------------------------------------------
Fair value of plan assets at
  end of year                         $ 97.6            $ 98.2         $  -           $  -
                                     ---------------------------------------------------------

Funded status                         $ 10.8            $ 32.6         $(15.2)        $(14.8)
Unrecognized net (gain) loss           (14.8)            (37.7)            .2
Unrecognized prior service cost          1.0               1.5             .3             .5
Unrecognized transition asset            (.4)              (.4)
                                     ---------------------------------------------------------
Accrued benefit liability             $ (3.4)           $ (4.0)        $(14.7)        $(14.3)
                                     =========================================================

                                                 1998 ANNUAL REPORT

     The following table provides the components of net periodic benefit cost for the plans for fiscal years 1998, 1997 and 1996.

                                   Pension Benefits                     Other Benefits
                           ------------------------------       ------------------------------
                            1998        1997        1996         1998        1997       1996
----------------------------------------------------------------------------------------------
Service cost                $ 3.4       $ 4.3       $ 4.3        $ .1        $ .2       $ .3
Interest cost                 5.3         5.8         5.6         1.0         1.1        1.0
Expected return
  on plan assets             (7.7)       (7.4)       (6.8)
Amortization of
  net (gain) loss            (1.0)        (.3)                    (.1)
Amortization of
  prior service cost           .4          .5          .9          .1          .1         .1
Amortization of
  transition asset            (.1)        (.1)
                           -------------------------------------------------------------------
Net periodic
  benefit cost                 .3         2.8         4.0         1.1         1.4        1.4
Curtailment gain             (2.1)       (2.9)        (.7)                   (1.8)       (.2)
Settlement
  (gain) loss                  .6        (1.2)
Special termination
  benefits                                 .6
                           -------------------------------------------------------------------
Net periodic benefit
  cost after
  curtailments and
  settlements               $(1.2)      $ (.7)       $ 3.3       $1.1        $(.4)      $1.2
                           ===================================================================

     The Company recognized a curtailment gain and a settlement loss in 1998 resulting from the reduction of employees and asset transfers related to the Beech-Nut sale. The Company recognized curtailment and settlement gains in 1997 and 1996 resulting from the reduction of employees through the Branded Business sale and restructuring initiatives. See Note 5 for further discussion of restructuring activities.

     The weighted-average assumptions used in the measurement of the Company's benefit obligation as of September 30 are shown in the following table.

                            Pension Benefits         Other Benefits
                           ------------------      -------------------
                            1998        1997        1998        1997
----------------------------------------------------------------------
Discount rate              7.000%      7.625%      7.000%      7.625%
Expected return
  on plan assets            9.50%       9.50%       N/A         N/A
Rate of com-
  pensation increase        5.25%       5.25%       N/A         N/A


     For measurement purposes, a 6% annual rate of increase in the future per capita cost of covered health care benefits was assumed for 1998 and 1997, as well as for all subsequent years. Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A 1% change in assumed health care cost trend rates would have the following effects:

                                                  1% Increase            1% Decrease
------------------------------------------------------------------------------------
Effect on total of service and interest
  cost components of net periodic post-
  retirement health care benefit cost                $ .1                  $ (.1)
Effect on the health care component
  of the accumulated postretirement
  benefit obligation                                  1.8                   (1.6)


     In addition to the above plans, the Company sponsors defined contribution plans under which the Company makes matching contributions.
The costs of the Company's defined contribution plan for the years ended
September 30, 1998, 1997 and 1996 were $1.5, $2.8 and $5.2,
respectively. During fiscal 1997, the Company revised its defined contribution plan whereby; effective on April 1, 1997 and depending on years of service, for each dollar contributed by participants, up to 6% of pre-tax earnings, the Company will contribute fifty cents. Prior to this modification the Company made "dollar-for-dollar" matching contributions up to 6% of pre-tax earnings.

NOTE 12 - LONG-TERM DEBT

     As of September 30, 1998 and 1997, the Company had no outstanding long-term debt.

     As of September 30, 1998, the Company had a $50 working capital credit facility. The proceeds of the facility may be used to fund
Ralcorp's working capital needs, capital expenditures, and other general corporate purposes. Provisions of the $50 credit facility require the Company to maintain certain financial ratios and a minimum level of shareholders' equity. In October 1998, this credit facility was increased to $100. In addition, on September 4, 1998, the Company entered into an uncommitted line of credit agreement with a financial institution which should allow an additional $10 of borrowing. The
Company had no outstanding balances relating to any of these credit lines as of September 30, 1998.


    RALCORP HOLDINGS, INC.

-------------------------------------------------------------------------

     As of September 30, 1998, $4.1 in letters of credit and surety bonds were outstanding with various financial institutions, principally related to self-insurance requirements.

NOTE 13 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

FAIR VALUES

     The Company's financial instruments primarily will include certain short-term instruments and short and long-term debt. The Company had no short or long-term debt at September 30, 1998 and 1997 (see Note 12).
Due to their nature, the carrying amounts of short-term financial instruments, such as marketable securities, receivables and accounts payable, reported on the Consolidated Balance Sheet approximate fair value.

CONCENTRATION OF CREDIT RISK

     The Company's primary concentration of credit risk is related to certain trade accounts receivable due from several highly leveraged or "at risk" customers. At September 30, 1998 and 1997 the amount of such receivables was $3.2 and $2.4, respectively. Consideration was given to the financial position of these customers when determining the appropriate allowance for doubtful accounts.

NOTE 14 - COMMITMENTS AND CONTINGENCIES

LEGAL PROCEEDINGS

     The Company is a party to a number of legal proceedings in various state and federal jurisdictions. These proceedings are in varying stages and many may proceed for protracted periods of time. Some proceedings involve highly complex questions of fact and law.

     On January 4, 1993, Ralston Purina Company (Ralston), the former parent of the Company, was served with the first of nine substantively identical actions currently pending in the United States District Court for the District of New Jersey. The suits have been consolidated and styled In Re Baby Food Antitrust Litigation, No. 92-5495 (NHP). The consolidated proceeding is a certified class action by and on behalf of all direct purchasers of baby foods (other than the defendants and governmental entities), alleging that the Beech-Nut baby food business
(and its predecessor Nestle Holdings, Inc.) together with Gerber
Products Company and H. J. Heinz Company, conspired to fix, maintain and stabilize the prices of baby foods during the period January 1, 1975 to August 31, 1992, and seeking treble damages.

     On January 19 and 21, 1993, Ralston was served with two class actions on behalf of indirect purchasers (consumers) of baby food in California, which contain substantially identical charges. These actions have been consolidated in the Superior Court for the County of San Francisco and styled Bruce, et al. v. Gerber Products Company, et al., No. 94-8857. On January 19, 1993, Ralston was served with a similar action filed in Alabama state court on behalf of indirect purchasers of baby food in Alabama, styled Johnson, et al. v. Gerber
Products Company, et al., No. 93-L-0333-NE. Both state actions allege violations of state antitrust laws and are substantively identical to each other. On July 28, 1997, Judge Nicholas H. Politan granted
Ralston's Motion For Summary Judgment in the case then pending in the U.S. District Court for the District of New Jersey and dismissed the case with prejudice. Plaintiffs appealed Judge Politan's ruling, and the appeal was argued before the U.S. Court of Appeals for the Third
Circuit on October 1, 1998. No decision has yet been rendered in this matter. The Bruce and Johnson cases remain inactive pending resolution of In Re Baby Food Antitrust Litigation.

     When the Company was spun-off from Ralston in 1994, an Agreement and Plan of Reorganization (the 1994 Spin-off Reorganization Agreement) was signed. Ralston and the Company agreed in the 1994 Spin-off
Reorganization Agreement that all expenses related to the above antitrust matters will be shared equally, but that Ralcorp's liability for any settlement or judgment will not exceed $5. Any amount in excess of that will be paid by Ralston. Expenses and liability with respect to certain other lawsuits which are not believed by the Company to be material, either individually or in the aggregate, will also be shared pursuant to the 1994 Spin-off Reorganization Agreement. In divesting of its Beech-Nut Nutrition Corporation subsidiary on September 10, 1998, the Company retained responsibility for its exposure to liability from these cases by indemnifying the purchaser against any related liability.

     The operations of the Company, like those of similar businesses, are subject to various federal, state, and local laws

                                                  1998 ANNUAL REPORT

-----------------------------------------------------------------------

and regulations intended to protect public health and the environment, including air and water quality and waste handling and disposal. The
Company has received notices from the U.S. Environmental Protection
Agency, state agencies, and/or private parties seeking contribution, that it has been identified as a "potentially responsible party" under the Comprehensive Environmental Response, Compensation and Liability
Act, and the Company may be required to share in the cost of cleanup with respect to one waste disposal site related to the Branded Business.
Pursuant to a Reorganization Agreement with General Mills, General Mills has agreed to indemnify and defend the Company for and against liabilities associated with the site. General Mills' indemnification and defense obligations are limited as more fully discussed below. The
Company's ultimate liability in connection with environmental matters may depend on many factors including, but not limited to, the volume of material contributed to the site, the existence of other parties responsible for remediation and their financial viability, reports of experts (internal or external), and the remediation methods and technology to be used.

     Except as noted, many of the foregoing matters are in preliminary stages, involve complex issues of law and fact and may proceed for protracted periods of time. The amount of alleged liability, if any, from these proceedings cannot be determined with certainty; however, in the opinion of Company management, based upon the information presently known as well as upon the limitation of its liabilities set forth in the 1994 Spin-off Reorganization Agreement, and the Reorganization Agreement with General Mills, the ultimate liability of the Company, if any, arising from the pending legal proceedings, as well as from asserted legal claims and known potential legal claims which are probable of assertion, taking into account established accruals for estimated liabilities (if any), are not expected to be material to the Company's consolidated financial position and results of operation. In addition, while it is difficult to quantify with certainty the potential financial impact of actions regarding expenditures for environmental matters, in the opinion of management, based upon the information currently available, the ultimate liability arising from such environmental matters should not be material to the Company's consolidated financial position and results of operation.

     Through the Reorganization Agreement with General Mills, General
Mills assumed all liabilities associated with the Branded Business, whether arising prior to or after General Mills' acquisition of the Branded Business. However, if the combined liabilities for matters unknown at the Distribution Date, for known litigation disclosed to General Mills on the Distribution Date and related to the Branded
Business, and for breaches of representations and warranties made by the Company to General Mills, exceed $6, then the Company may be required to indemnify General Mills for the foregoing matters to the extent associated liabilities exceed $6. The Company's potential indemnification responsibility associated with breaches of representations and warranties expired July 31, 1998, and no claim was asserted prior to that date. The Company's potential indemnification responsibilities related to unknown liabilities and disclosed litigation expire January 31, 2002, provided no claim is asserted prior to that date. Presently, management believes there is not a significant likelihood that liabilities assumed by General Mills will exceed $6 in the aggregate.

     Additionally, the Company has retained certain potential liabilities associated with divested businesses (Vail and Beech-Nut).
Presently, management believes that taking into account applicable liability caps and sharing arrangements with acquiring entities, potential insurance coverage, and the likelihood of any claims arising out of such retained matters, the ultimate result of retaining potential liabilities of the divested businesses should not be material to the Company's consolidated financial position and results of operations.

LEASE COMMITMENTS

     Future minimum rental commitments under noncancellable operating leases in effect as of September 30, 1998 were: 1999 - $3.6, 2000 -
$3.2, 2001 - $3.2, 2002 - $2.4, 2003 - $2.4, thereafter - $2.9.

     Future minimum rental commitments to be received under noncancellable operating subleases in effect as of September 30, 1998 were: 1999 - $.4, 2000 - $.4, 2001 - $.5, 2002 - $.5, 2003 - $.5,
thereafter - $.9.

     Total rental expense for all operating leases was $3.9 in 1998, $4.0 in 1997 and $5.3 in 1996.

    RALCORP HOLDINGS, INC.


-----------------------------------------------------------------------

OTHER CONTINGENCIES

     In connection with the sale of the Company's Resort Operations in 1997, Vail assumed the obligation to repay, when due, certain indebtedness of Resort Operations consisting of the following: Series
1990 Sports Facilities Refunding Revenue Bonds in the aggregate principal amount of $20.36, bearing interest at rates ranging from 7.2% to 7.875% and maturing in installments in 1998, 2006 and 2008; and Series 1991 Sports Facilities Refunding Revenue Bonds in the aggregate principal amount of $3, bearing interest at 7.125% for the portion maturing in 2002 and 7.375% for the portion maturing in 2010
(collectively, "Resort Operations Debt"). The Resort Operations Debt is guaranteed by Ralston. Pursuant to the 1994 Spin-off Reorganization
Agreement, the Company agreed to indemnify Ralston for any liabilities associated with the guarantees. To facilitate the sale of the Branded
Business, General Mills acquired the legal entity originally obligated to so indemnify Ralston. Pursuant to the Reorganization Agreement with General Mills, however, the Company has agreed to indemnify General
Mills for any liabilities it may incur with respect to indemnifying
Ralston relating to aforementioned guarantees. Presently, management believes that there is not a significant likelihood that Vail will default on its repayment obligations with respect to the Resort
Operations Debt.

     In the opinion of management, the sale of Resorts (see Note 3) qualified as a non-taxable exchange of stock under Section 368(a)(1)(B) of the Internal Revenue Code. Therefore, the Company's tax basis in Resorts stock was carried over to its investment in the 7,554,406 shares of Vail stock (approximately $3 per share). Accordingly, no deferred tax (or interest, if any) was provided on this transaction.

NOTE 15 - SHAREHOLDERS' EQUITY

     The Company's Restated Articles of Incorporation authorize the issuance of up to 300,000,000 shares of $.01 par value Common Stock. As of September 30, 1998, the Company had approximately 33,011,000 shares of Common Stock issued and approximately 31,711,000 shares outstanding.
The Company has not issued any shares of Preferred Stock. The terms of any series of Preferred Stock (including but not limited to the dividend rate, voting rights, convertibility into other Company securities and redemption) may be set by the Company's Board of Directors.

     On December 18, 1996, the Company's Board of Directors declared a dividend distribution of one share purchase right (Right) for each outstanding share of the Company's Common Stock. Each Right entitles a shareholder to purchase from the Company one common share at an exercise price of $30 per share subject to antidilution adjustments. The Rights, however, become exercisable only at the time a person or group acquires, or commences a public tender offer for, 20% or more of the Company's
Common Stock. If an acquiring person or group acquires 20% or more of the Company's Common Stock, the price will be further adjusted so that each Right (other than those held by the acquiring person or group) would entitle the holder to acquire for the exercise price a number of shares of the Company's Common Stock found by dividing the then current exercise price by the number of shares of Company Common Stock for which a Right is then exercisable and dividing that amount by 50% of the then current per share market price of the Company's Common Stock. In the event that the Company merges with, or transfers 50% or more of its assets or earning power to, any person or group after the Rights become exercisable, holders of the Rights may purchase, at the exercise price, Common Stock of the acquiring entity having a value equal to twice the exercise price. The Rights can be redeemed by the Board of Directors at $.01 per Right only up to the tenth business day after a person or group acquires 20% or more of the Company's Common Stock. Also, following the acquisition by a person or group of beneficial ownership of at least 20% but less than 50% of the Company's Common Stock, the Board may exchange the Rights for Common Stock at a ratio of one share of Common Stock per Right. The Rights expire on January 31, 2007. The Rights replaced similar rights that were redeemed on January 31, 1997, by payment of a redemption price of $.05 per Right in connection with the sale of the Branded Business to General Mills, Inc. The total payment made by the Company as a result of this redemption was approximately $1.7.

     The Company repurchased 1,300,000 shares of its Common Stock during the year ended September 30, 1998.

     At September 30, 1998 there were 2,891,924 shares of Company
Common Stock reserved under various employee incentive compensation and benefit plans.

                                                  1998 ANNUAL REPORT


------------------------------------------------------------------------

NOTE 16 - INCENTIVE COMPENSATION

     During fiscal 1997 and shortly before the Spin-Off, the Board of Directors adopted the Incentive Stock Plan (Plan), which reserves shares to be used for various stock based compensation awards. The Plan provides that eligible employees may receive stock option awards and other stock awards payable in whole or part by the issuance of stock.
In connection with the Spin-Off, all previous outstanding stock-based compensation awards and the Old Ralcorp plan were terminated. To effect this termination, the Company's Board of Directors accelerated the vesting of the outstanding stock options and the value of those "in-the-money" options were paid to the recipients in cash. Stock options that had an exercise price higher than the market price of the Company's
Common Stock were valued at $.50 per share. As a result, included in the Consolidated Statement of Earnings for the year ended September 30, 1997, was a stock option settlement expense of $2.8. In addition, the Company's Board of Directors accelerated the vesting of all outstanding restricted stock awards.

     Under the provisions of the Plan, 431,000 and 850,000 stock option awards were issued in 1998 and 1997, respectively, at an option price equal to the fair market value of the shares at grant date and accordingly, no charge against earnings was made. Generally, options are exercisable beginning from three to nine years after date of grant and have a maximum term of ten years. The weighted average remaining contractual life of the stock options outstanding at September 30, 1998 and 1997, was 9.1 years and 9.6 years, respectively.

     Changes in incentive and nonqualified stock options outstanding are summarized as follows:


                                                                                   Weighted Avg.
                                                     Shares Under                    Exercise
                                                        Option                        Prices
-------------------------------------------------------------------------------------------------
Outstanding at September 30, 1995
  ($13.23 to $26.14 per share)                        1,302,627                        $17.94
                                                     ------------
Granted                                                       -                             -
Exercised ($13.23 to $24.08 per share)                  (13,555)                        14.10
Canceled                                                (63,191)                        19.21
                                                     ------------
Outstanding at September 30, 1996
  ($13.23 to $26.14 per share)                        1,225,881                         17.93
                                                     ------------
Granted ($12.00 per share)                              850,000                         12.00
Exercised ($13.23 to $24.08 per share)                 (186,271)                        15.46
Spin-Off Termination/Canceled                        (1,039,610)                        18.38
                                                     ------------
Outstanding at September 30, 1997
  ($12.00 per share)                                    850,000                         12.00
                                                     ------------
Granted ($14.625 per share)                             431,000                         14.63
Exercised                                                     -
Canceled                                                (24,000)                        12.00
                                                     ------------
Outstanding at September 30, 1998
  ($12.00 to $14.625 per share)                       1,257,000                         12.90
                                                     ============
Weighted average fair value of
  options granted during fiscal 1997                                                     6.05
Weighted average fair value of
  options granted during fiscal 1998                                                     7.77
Shares exercisable at:
  September 30, 1996                                    245,019                         15.05
                                                     ------------
  September 30, 1997                                          -                             -
                                                     ------------
  September 30, 1998                                     16,000                         12.00
                                                     ------------

     At September 30, 1998, under the Plan there were 1,553,091 shares available for future awards. In addition, at September 30, 1998 no restricted stock awards were outstanding; however, the Company's accounting policy for restricted stock awards provides that compensation cost be recognized over the appropriate vesting period.

     Effective September 30, 1997, the Company elected to disclose the pro forma effects of FAS 123. As allowed under the provisions of FAS 123, the Company will continue to apply APB Opinion No. 25, "Accounting for Stock Issued to Employees" and related Interpretations in accounting for the stock options awarded under the Plan. Accordingly, as previously discussed, no compensation cost has been recognized for the stock options granted. Had compensation cost for the Plan been determined

    RALCORP HOLDINGS, INC.

------------------------------------------------------------------------

consistent with FAS 123, the Company's net earnings and earnings per share would have been reduced to the pro forma amounts indicated below:

                                                                         Diluted Earnings
                                       Net Earnings                          Per Share
                                 ------------------------            -------------------------
                                  1998              1997              1998              1997
----------------------------------------------------------------------------------------------
As reported                       $43.6            $531.5             $1.32            $16.01
Pro forma                          43.1             531.0              1.31             15.99

     The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

                                    1998                    1997
---------------------------------------------------------------------
Expected volatility                43.37%                  30.00%
Risk-free interest rate         4.48% - 4.55%               6.67%
Expected lives                  6.5 - 8 years          5 - 9.5 years

NOTE 17 - SUPPLEMENTAL BALANCE SHEET INFORMATION

                                              1998              1997
-----------------------------------------------------------------------
Receivables
  Trade                                      $ 44.1            $ 43.7
  Income taxes                                                    8.5
  Other                                         2.3               1.7
  Allowance for doubtful accounts              (1.2)             (1.0)
                                            ---------------------------
                                             $ 45.2            $ 52.9
                                            ===========================
Inventories
  Raw materials and supplies                 $ 23.7            $ 23.5
  Finished products                            37.8              49.0
                                            ---------------------------
                                             $ 61.5            $ 72.5
                                            ===========================
Prepaid Expenses
  Deferred income tax benefits               $  6.2            $  6.9
  Other items                                   1.8               2.4
                                            ---------------------------
                                             $  8.0            $  9.3
                                            ===========================
Investments and Other Assets
  Goodwill (net of accumulated
    amortization:  1998--$2.2
    and 1997--$.9)                           $ 53.0            $ 22.7
  Other intangible assets (net of
    accumulated amortization:
    1998--$2.3 and 1997--$1.6)                 17.3               9.6
  Investments in affiliated companies          66.0              55.4
  Deferred charges and other assets             1.3               1.4
                                            ---------------------------
                                             $137.6            $ 89.1
                                            ===========================
Accounts Payable and
 Accrued Liabilities
  Trade accounts payable                     $ 50.7            $ 40.9
  Incentive compensation,
    salaries and vacations                      6.0               4.9
  Income taxes                                  4.7
  Shutdown reserves                             1.7               4.2
  Advertising and promotion                     6.0               4.9
  Accrued Wortz acquisition-
    related items                                                 4.4
  Other items                                  12.3              18.9
                                            ---------------------------
                                             $ 81.4            $ 78.2
                                            ===========================
Other Liabilities
  Postretirement medical and life            $ 14.7            $ 14.3
  Deferred compensation                         5.3               5.7
  Workers' compensation                         5.4               7.3
  Other items                                   3.8               8.1
                                            ---------------------------
                                             $ 29.2            $ 35.4
                                            ===========================

                                                1998 ANNUAL REPORT

------------------------------------------------------------------------

NOTE 18 - ALLOWANCE FOR DOUBTFUL ACCOUNTS

                                               1998              1997             1996
----------------------------------------------------------------------------------------
Balance, beginning of year                     $1.0              $1.0             $ .8
Provision charged to expense                     .4                .2               .8
Write-offs, less recoveries                     (.2)              (.2)             (.6)
                                              ------------------------------------------
Balance, end of year                           $1.2              $1.0             $1.0
                                              ==========================================


NOTE 19 - SUPPLEMENTAL CASH FLOW STATEMENT INFORMATION

     As of September 30, 1998, $1.2 of the agreed-upon purchase price of Nutcracker Brands, Inc. had not been paid and was treated as a noncash transaction for 1998 cash flow purposes. There were no material noncash transactions in 1997 and 1996. Other cash flow information is shown in the following table:

                                               1998              1997             1996
----------------------------------------------------------------------------------------
Interest paid                                  $ .2              $4.5             $27.6
Income taxes paid                               8.1               4.6              25.9

NOTE 20 - SUBSEQUENT EVENTS

     In October 1998, the Company's Board of Directors approved a tender offer for up to 5,000,000 shares of the Company's Common Stock. As a result, the Company purchased 586,368 shares in November 1998 at $16.00 per share in accordance with the terms of the tender offer.

     On November 19, 1998, the Company's Board of Directors approved an authorization for Company management to repurchase up to 2,000,000 shares of Common Stock.

42

    RALCORP HOLDINGS, INC.

           QUARTERLY FINANCIAL INFORMATION (UNAUDITED)
------------------------------------------------------------------------

(Dollars in millions except per share data)

The results of any single quarter are not necessarily indicative of the Company's results for the full year. Subsequent to January 1997, the Company changed dramatically with the sales of the Company's Branded Business and Resort Operations to General Mills, Inc. and Vail Resorts, Inc., respectively. Earnings of the Company remain seasonal, however, due to the Company's continuing equity interest in Vail, which typically earns more than the entire year's operating profit during the Company's second and third fiscal quarters.

Fiscal 1998                         First             Second            Third       Fourth
------------------------------------------------------------------------------------------------
Net sales                           $137.2            $147.1            $143.3      $155.3
Gross profit                          47.0              54.2              48.5        47.2
Net earnings                           4.8              10.5              13.2        15.1<Fa>
Diluted earnings per share <Ff>         .14               .32               .40         .46<Fa>

Fiscal 1997                         First             Second            Third       Fourth
-----------------------------------------------------------------------------------------------
Net sales                           $292.9            $161.4            $140.7      $144.7
Gross profit                         151.7              67.1              47.8        47.9
Net earnings                          13.1<Fb>         510.4<Fc><Fd>       3.1         4.9<Fe>
Diluted earnings per share<Ff>          .40<Fb>         15.33<Fc><Fd>       .09         .15<Fe>

<Fa> Net earnings and earnings per share include an $18.7 pre-tax gain
     ($11.6 after taxes, or $.35 per share) on the sale of Beech-Nut.
<Fb> Net earnings and earnings per share were negatively affected by the inclusion of a pre-tax restructuring charge of $4.6 ($2.9 after taxes, or $.09 per share).
<Fc> Net earnings and earnings per share were negatively affected by the inclusion of a pre-tax restructuring charge of $18.4 ($11.6 after taxes, or $.35 per share).
<Fd> Net earnings and earnings per share include a $516.5 tax-free gain
     ($15.55 per share) on the sale of the Branded Business.
<Fe> Net earnings and earnings per share include the favorable affect of a $3.3 ($2.1 after taxes, or $.06 per share) adjustment to the restructuring charge taken in the second quarter, partially offset by $1.1 ($.03 per share) in net charges to the tax-free gain referred to in note (d).
<Ff> Diluted earnings per share is computed independently based on actual weighted-average outstanding shares of Ralcorp Common Stock and the dilutive effects of stock options and deferred compensation awards for each of the periods presented; therefore, the sum of the earnings per share amounts for the quarters may not equal the total for the year.

                                                 1998 ANNUAL REPORT

                    GENERAL CORPORATE INFORMATION
------------------------------------------------------------------------

GENERAL OFFICE
Ralcorp Holdings, Inc.
P.O. Box 618
St. Louis, MO  63188-0618
Telephone:  314/877-7000
Internet:  www.ralcorp.com

DATE AND STATE OF INCORPORATION
Ralcorp - October 23, 1996 - Missouri
Old Ralcorp - January 19, 1994 - Missouri

NUMBER OF RECORD SHAREHOLDERS
16,498

NUMBER OF EMPLOYEES
Approximately 2,400

NOTICE OF ANNUAL MEETING
The 1999 Annual Meeting of Shareholders will be held at the Gateway Center, One Gateway Drive, Collinsville, Illinois at 10:00 a.m.,
Thursday, January 28, 1999.  Proxy material for the Meeting is enclosed.

INDEPENDENT ACCOUNTANTS
PricewaterhouseCoopers, St. Louis, Missouri

FISCAL YEAR END
September 30

FORM 10-K INFORMATION AND
INVESTOR INQUIRIES
Shareholders may obtain, without charge, a copy of the Company's most recent Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, by directing inquiries to:
  Ralcorp Holdings, Inc.
  Attn:  Shareholder Services
  P.O. Box 618
  St. Louis, MO  63188-0618
  Telephone:  314/877-7046

TRANSFER AGENT AND REGISTRAR
First Chicago Trust Company of New York (FCTC)

SHAREHOLDER TELEPHONE CALLS:
(Operators are available Monday - Friday,
8:30 a.m. to 7:00 p.m. Eastern time.
An interactive automated system is available
around the clock everyday.)
  Inside the United States:           1-800-446-2617
  Outside the United States:          1-201-324-0498
  TDD/TTY for hearing impaired:       1-201-222-4955

INTERNET:
  Internet:       http://www.fctc.com
  E-mail:         fctc@em.fcnbd.com

FCTC ADDRESSES:
For Questions Regarding Stock Transfers,
Change of Address or Lost Certificates:
  First Chicago Trust Company of New York
  P.O. Box 2500
  Jersey City, NJ  07303-2500

To Send Stock Certificates for Transfer
Via Regular Mail:
  First Chicago Trust Company of New York
  P.O. Box 2506
  Jersey City, NJ  07303-2506

To Send Stock Certificates By Messenger
or Drop Off by Shareholder:
  First Chicago Trust Company of New York
  c/o Securities Transfer and Reporting Service, Inc.
  One Exchange Plaza - Third Floor
  New York, NY  10006

To Send Stock Certificates Via Express Courier:
  First Chicago Trust Company of New York
  14 Wall Street, Suite 4680 - 8th Floor
  New York, NY  10005

44

    RALCORP HOLDINGS, INC.

------------------------------------------------------------------------

COMMON STOCK DATA
(for the year ended September 30)

MARKET PRICE RANGE:

1998                        1997
First Quarter               First Quarter
$15-13/16 -- $19-11/16      $18-3/4 -- $21-1/2

Second Quarter              Second Quarter<F*>
$15-15/16 -- $20-15/16      $10-1/4 -- $23

Third Quarter               Third Quarter
$18-7/8 -- $21-11/16        $9-3/4 -- $14-3/4

Fourth Quarter              Fourth Quarter
$14 -- $21-1/4              $15 -- $20-5/8

[FN]
<F*> On January 31, 1997, General Mills, Inc. acquired Old Ralcorp in connection with its purchase of the Branded Business. Stock prices on or before that date are those of Old Ralcorp. After that date, stock prices are those of Ralcorp.

EXCHANGE LISTING

New York Stock Exchange, Inc.
(Ticker Symbol -- RAH)

BOARD OF DIRECTORS
William H. Danforth <F1>,<F2>
Chairman of the Board, Washington University

William D. George, Jr. <F1>,<F2>
Retired President and Chief Executive Officer,
S.C. Johnson & Son, Inc. (consumer products)

Jack W. Goodall <F1>,<F2>
Chairman of the Board, Foodmaker, Inc. (restaurants)

David W. Kemper <F1>,<F2>
Chairman, President and Chief Executive Officer, Commerce Bancshares, Inc. (bank holding company)

Joe R. Micheletto
Chief Executive Officer and President, Ralcorp Holdings, Inc.

William P. Stiritz <F1>,<F2>,<F3>
Chairman of the Board, Chief Executive Officer and President,
Agribrands International, Inc. (animal feed and agricultural products)

[FN]
<F1>  Member of Audit Committee
<F2>  Member of Nominating and Compensation Committee
<F3>  Chairman of the Board


EXECUTIVE OFFICERS

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

Robert W. Lockwood<F*>
Corporate Vice President, General Counsel and Secretary

James A. Nichols<F*>
Corporate Vice President; and President, Ralston Foods

Daniel J. Sescleifer
Vice President and Treasurer

David P. Skarie<F*>
Corporate Vice President and Director of Customer Development

Ronald D. Wilkinson<F*>
Corporate Vice President and Director of Product Supply

[FN]
<F*> Corporate Officer                       RAH
                                            LISTED
                                             NYSE
                                  THE NEW YORK STOCK EXCHANGE

                                                    1998 ANNUAL REPORT