Form 10-K405, Exhibit 13
period 1999-09-30
RALCORP HOLDINGS INC /MO
filed 1999-12-23
CIK 1029506

12 --------------------------------------------------------------------
      RALCORP HOLDINGS, INC.

COMPANY OVERVIEW

The Company is presently composed of four operating segments: Cereals, Crackers and Cookies, Snack Nuts, and Mayonnaise and Dressings. The Company's revenues are primarily generated by sales within the United States.
     Store brand cereals are produced at four manufacturing facilities, warehoused in independent warehouse facilities and at several plants and shipped to customers principally via independent truck lines. These products are marketed primarily through food brokers to grocery wholesalers, retail chains, mass merchandisers, warehouse club outlets and other customers.
     Store brand and branded crackers and store brand cookies are manufactured and stored in five locations (including Ripon Foods, Inc.<F*>, acquired October 4, 1999) and shipped directly to accounts' warehouses.
     The Snack Nuts segment operates three plants that produce and store a variety of jarred, canned and bagged snack nuts. The segment's products are sold through an internal sales staff and broker network and are largely produced to order and shipped directly to customers.
     Mayonnaise and salad dressings are produced to order and stored in three plants and sold through an internal sales staff and broker network to retail grocery chains as well as through food service channels.
     The Company, through a divestiture of its ski resort operations, owns approximately 22% of Vail Resorts, Inc. Vail is the leading ski resort operation in North America.
     The Company employs approximately 3,400 people in the United
States (including Ripon Foods). The continuing policy of the Company is to provide equal opportunity for all its employees and applicants on the basis of merit and without discrimination because of race, sex, color, age, religion, national origin, creed, ancestry, veteran status, or physical or mental disability. In addition to providing equal opportunity, affirmative action is taken at each step of the employment process. The Company realizes that only through the cooperation of all employees can the Company's nondiscrimination policy be meaningful.

COMMUNITY COMMITMENT

Ralcorp has proudly defined its commitment to the communities where its employees live and work through a sizable hunger relief effort in 1999 consisting of donated food products and charitable contributions.
     PRODUCT DONATIONS - Ralcorp's giving priorities strategically link what the Company does best - produce quality food products - with a great need in this country to provide nourishing food to the hungry. This past year, Ralcorp provided food products to thousands of people in need.
     UNITED WAY - With so many worthwhile organizations in need, it is impossible for a company the size of Ralcorp to have enough dollars to single-handedly make a lasting difference. Like many companies throughout the country, Ralcorp turned to the expertise of the United Way, an organization that combines the resources of many companies and individuals to help make a positive difference in communities. The United Way is generously supported at Ralcorp headquarters and manufacturing locations through Company and employee contributions.
     CHARITABLE GRANTMAKING - In addition to the sizable amount of in-kind product donations made by Ralcorp subsidiary operations, a limited amount of charitable grants were made in fiscal 1999 to targeted programs that share the Company's commitment to hunger relief.
     By providing food donations, United Way support and strategic grant money, Ralcorp is dedicated to doing what it can to make its communities better places to live for its employees and all citizens.

-----------------------------------------------------------------------

*    CORPORATE HEADQUARTERS - St. Louis, MO          [MAP]

1    CEREALS
     Battle Creek, MI
     Cedar Rapids, IA
     Lancaster, OH
     Sparks, NV

2    CRACKERS/COOKIES
     Princeton, KY
     Poteau, OK
     Minneapolis, MN
     Tonawanda, NY
[FN]
     <F*>Ripon, WI

3    SNACK NUTS
     Dothan, AL
     Billerica, MA
     Fitzgerald, GA

4    MAYONNAISE/DRESSINGS
     Baltimore, MD
     Kansas City, KS
     Los Angeles, CA

/ /  EQUITY INVESTMENT -
     Vail Resorts, Inc.

-------------------------------------------------------------------- 13
                                               1999 ANNUAL REPORT


SELECTED FINANCIAL DATA
     (Dollars in millions except per share data, shares in thousands)

YEAR ENDED SEPTEMBER 30,                                  1999           1998           1997          1996           1995
-----------------------------------------------------------------------------------------------------------------------------
RESULTS FOR YEAR
Net Sales                                               $ 636.6        $ 582.9        $ 739.7       $1,027.4       $1,013.4
Costs and Expenses                                       (558.5)        (523.6)        (665.9)        (901.3)        (861.8)
Depreciation and Amortization                             (23.1)         (18.2)         (24.4)         (46.4)         (46.7)
Interest Expense, Net                                      (1.4)             -           (7.9)         (26.8)         (28.2)
Gain on Sale of Business <Fa>                                 -           18.7          515.4              -              -
Restructuring Charges <Fb>                                    -              -          (19.7)         (16.5)             -
Nonrecurring Charges <Fc>                                     -              -              -         (109.5)         (21.9)
Equity in Earnings of Vail Resorts, Inc.                    4.7           10.6            4.7              -              -
Income Taxes                                              (21.9)         (26.8)         (10.4)          26.3          (21.4)
                                                        ---------------------------------------------------------------------
Net Earnings (Loss)                                     $  36.4        $  43.6        $ 531.5       $  (46.8)      $   33.4
                                                        =====================================================================
   Per Share - Basic                                    $  1.17        $  1.33        $ 16.11       $  (1.42)      $   1.00
   Per Share - Diluted                                  $  1.15        $  1.32        $ 16.01       $  (1.42)      $    .99

YEAR END POSITION
Working Capital <Fd>                                    $  66.4        $  33.3        $  56.5       $   92.4       $  104.7
Total Assets                                              483.8          417.9          400.3          627.1          716.2
Long-term Debt                                             42.8              -              -          376.6          395.4
Shareholders' Equity                                      324.1          307.3          286.7          107.4          162.4
   Per Share Outstanding                                $ 10.61        $  9.69        $  8.68       $   3.26       $   4.88

YEAR END STATISTICS
Shares Outstanding                                       30,537         31,711         33,011         32,917         33,266
Weighted Average Shares - Basic                          31,112         32,684         32,955         32,997         33,532
Weighted Average Shares - Diluted                        31,684         33,083         33,215         32,997         33,907
Approximate Number of Employees                           2,800          2,400          2,500          6,400          7,200

<Fa> See Note 3 of the Notes to Consolidated Financial Statements.
<Fb> See Note 7 of the Notes to Consolidated Financial Statements.
<Fc> 1996 results include a $109.5 pre-tax impairment charge ($68.8 after taxes) related to Ralcorp's private label ready-to-eat cereal and consumer hot cereal operations, and 1995 includes $21.9 pre-tax nonrecurring charges ($13.6 after taxes) related to exit of industrial oats and oats milling operations and impairment of the consumer hot cereal business.
<Fd> Excludes cash and cash equivalents and current maturities of long-
     term debt, where applicable.

14 --------------------------------------------------------------------
      RALCORP HOLDINGS, INC.

FINANCIAL REVIEW

This discussion summarizes the significant factors affecting the consolidated operating results, financial condition, liquidity and capital resources of Ralcorp Holdings, Inc. (Company). This discussion should be read in conjunction with the Consolidated Financial Statements and Notes to Consolidated Financial Statements, especially "Note 18 - Segment Information."
     Significant changes to the Company's business mix and nonrecurring events that have been recorded over the last three years affect the comparisons of fiscal 1999 operations to those of 1998, and of 1998 to 1997. As a result, comparative results are more difficult to analyze and explain. Where practicable, this discussion attempts to address not only the financial results as reported, but also the key results and factors affecting Ralcorp's on-going businesses.
     For financial reporting purposes, the existing Ralcorp Holdings, Inc. (Ralcorp) is a "successor registrant" to the Ralcorp Holdings, Inc. that was acquired by General Mills, Inc. on January 31, 1997 (Old Ralcorp) and, as such, all financial statements represent the historical financial information of Old Ralcorp for periods prior to January 31, 1997, and Ralcorp for subsequent periods. Therefore, references to the "Company" or "Ralcorp", as they relate to financial information for periods prior to January 31, 1997, are references to Old Ralcorp.

OVERVIEW
     Net sales for the full fiscal years ended September 30, 1999 and 1998 were $636.6 million and $582.9 million, respectively, a 9.2 percent improvement. Net earnings improved nearly 13.8 percent to $36.4 million for the year ended September 30, 1999 from $32.0 million for the prior year, excluding an after-tax gain on the sale of Beech-Nut Nutrition Corporation (Beech-Nut) of $11.6 million. The corresponding diluted earnings per share were $1.15 in fiscal 1999 and $.97 in fiscal 1998, an
18.5 percent improvement, again excluding the gain on sale of Beech-Nut, which - on a diluted earnings per share basis - amounted to $.35.
     The Company's core food operations (which excludes equity earnings from the Company's investment in Vail Resorts, Inc. and the gain on sale of Beech-Nut) recorded even more impressive operating gains in a year-to-year comparison of fiscal 1999 to fiscal 1998. Net earnings for the core food businesses in fiscal 1999 were $33.5 million, a 31.9 percent improvement over the $25.4 million of core food earnings in fiscal 1998. On a diluted earnings per share basis, core food operations for fiscal 1999 resulted in $1.06 per diluted share compared to $.77 per diluted share in fiscal 1998, a 37.7 percent increase.
     The significantly improved fiscal 1999 results can be attributed to a number of positive factors. The Company's cereal business experienced solid sales and volume growth in both ready-to-eat and hot cereals. Results for fiscal 1999 were also boosted by results from current year acquisitions, especially compared to the prior year results of the now divested Beech-Nut business. Acquisitions benefited Ralcorp's cracker and cookie and snack nut operations, and also added the results of the mayonnaise and salad dressings business. In addition, the Company's operating results continue to be positively affected by its aggressive cost containment focus.
     The results of Beech-Nut are included in the Company's fiscal 1998 consolidated results of operations through September 10, 1998, the effective date of the sale. During this period, Beech-Nut continued to be pressured by heavy price competition and a shrinking category.

OPERATING RESULTS
     There were no unusual items included in the Company's Consolidated Statement of Earnings for the year ended September 30, 1999. However, the Company's Consolidated Statement of Earnings for each of the years ended September 30, 1998 and 1997 include certain items that make year-to-year comparisons difficult. The following describes each of these items and quantifies their effect on net earnings.
     The single unusual operating item included in the Company's operating results for fiscal 1998 was an $18.7 million pre-tax ($11.6 million after taxes, or $.35 per diluted share) gain on the sale of Beech-Nut. In fiscal 1997, the Company recorded a $515.4 million ($15.52 per diluted share) tax-free gain on the sale of the branded cereal and snack mix business (Branded Business) to General Mills. Also in fiscal 1997, the Company recorded two restructuring charges totaling $19.7 million ($12.4 million after taxes, or $.37 per diluted share).

FISCAL 1999 COMPARED TO FISCAL 1998

CEREALS, CRACKERS & COOKIES
     Net sales for the Cereals, Crackers & Cookies segment improved $35.0 million from fiscal 1998 to fiscal 1999. Net sales for fiscal 1999 were $470.8 million compared to $435.8 million for the year ended September 30, 1998, an increase of 8.0 percent. Both the Ralston Foods store brand cereal division and the Bremner store brand cracker and cookie operation contributed to this growth. Volume improvements in both ready-to-eat and hot cereal and a slightly improved product mix were the key factors driving the Ralston Foods sales increase. Ready-to-eat cereal volume increased 2.1 percent in

-------------------------------------------------------------------- 15
                                               1999 ANNUAL REPORT

a flat to slightly down category, and hot cereal volume grew 17.5 percent for fiscal 1999. Sales revenue increases at Bremner can be primarily attributed to the benefit of a full year of sales from Sugar Kake Cookie Inc., which was acquired in August 1998. Volumes for the pre-existing cracker and cookie operation (excluding Sugar Kake), which were adversely affected by the aggressive promotional activity of large branded product manufacturers, declined 1.2 percent for fiscal 1999 as volume gains in cookies were more than offset by volume declines in crackers.
     From an operating results perspective, the Cereals, Crackers & Cookies segment recorded an operating profit of $53.8 million for the year ended September 30, 1999, an improvement of 15.2 percent over the $46.7 million in operating profit recorded in fiscal 1998. Ralston Foods' operating profit benefited primarily from ready-to-eat and hot cereal volume gains, a slight product mix improvement, favorable material costs, and continued operational cost containment. Bremner's operating profit improved due to the addition of Sugar Kake's volume and operating profit for the full fiscal 1999 period. In addition, the Bremner operation benefited from lower ingredient costs, improved production efficiencies, which greatly improved yields, and an improved product mix.
     In addition, operating results of the Cereals, Crackers & Cookies segment were favorably affected in both fiscal 1999 and 1998 by certain copacking arrangements with other companies operating in the same competitive categories. Through these partnerships, Ralcorp is contractually committed to provide its partner companies quality products that are packaged for sale under the individual partner company's label. In return, Ralcorp is compensated according to the terms of the respective contracts, however, as with any of the Company's other contractual arrangements, they can terminate at various times.

SNACK NUTS
     The Company's snack nuts business, which consists of Nutcracker Brands, Inc., Flavor House Products, Inc. and, as of March 24, 1999, Southern Roasted Nuts of Georgia, Inc., recorded net sales and operating profit for the year ended September 30, 1999 of $124.2 million and $8.2 million, respectively. A sharp increase in the cost of cashews lowered operating results for this segment. A worldwide shortage of this commodity caused the cost to rise significantly above prior year levels. While the management of this division took steps to mitigate the impact of these higher costs, such steps were not sufficient to fully offset the lower operating margins. Despite this negative commodity issue, the Snack Nuts segment continues to improve its volume and customer base.
     The prior year included just $24.7 million in net sales, which represented primarily the operations of Flavor House since its acquisition on April 23, 1998. Nutcracker Brands, Inc. was acquired in early September 1998 and, therefore, made minimal contribution to fiscal 1998 operations.
     Operations in the Snack Nuts segment are somewhat seasonal, with a significant percentage of sales and operating profits recorded in the first fiscal quarter.

MAYONNAISE AND DRESSINGS
     Ralcorp Holdings began operating in mayonnaise and shelf-stable salad dressings with the March 4, 1999 acquisition of Martin Gillet & Co., Inc. Since its acquisition, Martin Gillet's operations recorded $41.6 million in net sales and $1.7 million of operating profit. Due to the timing of the Martin Gillet acquisition, there are no prior year comparisons for this segment.
     The Company continues to work on the integration of Martin Gillet into the Ralcorp business portfolio. As part of that effort, an extensive cost reduction program has been initiated, which should benefit this division's operating results in the future.

EQUITY INTEREST IN VAIL RESORTS, INC.
     As a result of the sale of Ralcorp's ski resorts operations
(Resort Operations) to Vail Resorts, Inc. (Vail), Ralcorp maintains an approximate 21.9 percent equity ownership interest in Vail. Aberrant weather conditions during the peak ski season hurt the operating results of Vail. These difficult weather conditions, plus timing issues resulting from a fiscal year end change at Vail, combined to negatively affect the Company's full year equity earnings from its investment in Vail.
     In a comparison of fiscal years ended September 30, 1999 and 1998, the Company recorded non-cash, pre-tax equity earnings of $4.7 million and $10.6 million, respectively. Due to the timing of a fiscal year end change at Vail, the fiscal 1998 equity income amounts represent the Company's portion of Vail's operating results for only the period of October 1997 through July 1998. Fiscal 1999 equity earnings are based on the full twelve-month period of August 1998 through July 1999, a period that includes the historically unprofitable ski months of August through October.
     As the Company continues to grow, expand and add other businesses, the equity earnings from the Company's investment in Vail should become less significant. It must be noted, though, the skiing industry is mature, with slow growth and high levels of competition. Nevertheless, Company management is confident that Vail management will operate this premier North American ski resort in a manner consistent with the best interests of the Company.

16 --------------------------------------------------------------------
      RALCORP HOLDINGS, INC.

CONSOLIDATED
     Costs of products sold as a percentage of sales were 73.4% for fiscal 1999 compared to 66.2% for the prior year. This increase can be primarily attributed to changes in the Company's business mix. The products of the Company's snack nut and mayonnaise/salad dressings businesses generally have lower gross margins than the higher margin products eliminated through the sale of Beech-Nut. In addition, as noted above, the Company's snack nut business experienced significantly higher cashew costs in fiscal 1999 which also effected gross margins. Selling, general and administrative expense as a percent of sales decreased considerably to 14.0% for fiscal 1999 compared to 16.8% for the prior year. The decline in selling, general and administrative expense is again a function of the shift in the Company's business mix. The Beech-Nut baby food business had a significantly higher cost structure than the snack nut and mayonnaise/salad dressings businesses. In addition, both the cereal and the cracker and cookie operations have been able to grow their respective revenue bases while keeping fixed costs relatively flat. Advertising and promotion expense as a percentage of sales declined to 3.9% from 10.0% in fiscal 1998. This favorable reduction can be primarily attributed to the elimination of Beech-Nut, whose branded products required a higher level of advertising and promotional support than store brand products. The Company recorded $1.4 million in net interest expense in fiscal 1999 as a result of incurring a limited amount of debt throughout the year to fund both acquisitions and stock repurchases. The Company recorded no interest expense for fiscal 1998 due to its ability to remain essentially debt-free following the fiscal 1997 sales of the Branded Business and Resort Operations. Income tax provisions generally reflect statutory tax rates for each of the fiscal years.

FISCAL 1998 COMPARED TO FISCAL 1997

CEREALS, CRACKERS & COOKIES
     Comparisons of operating results in the Cereals, Crackers &
Cookies segment on a historical basis are complicated by the fact that operations of the Company's Branded Business are included only through January 31, 1997, the date of the Branded Business sale to General Mills.
     Actual Cereals, Crackers & Cookies net sales declined $119.7 million from fiscal 1997 to fiscal 1998. Net sales for fiscal 1998 were $435.8 million compared to $555.5 million in the preceding fiscal year, as the year ended September 30, 1997 includes the October 1996 through January 1997 sales of the Branded Business. Comparing sales of fiscal 1998 to fiscal 1997, excluding the benefit of the Branded Business, sales rose $52.8 million, or approximately 13.8 percent. This growth was due primarily to the increase from the Bremner cracker and cookie operation, which benefited from a full year of integrating Wortz, which was acquired on April 21, 1997. In addition, fiscal 1998 store brand cereal sales improved over fiscal 1997 on volume increases of 3.3 percent and 6.3 percent for ready-to-eat and hot cereals, respectively.
     From an operating results perspective, the Cereals, Crackers & Cookies segment recorded an operating profit of $46.7 million for the year ended September 30, 1998. This fiscal 1998 operating profit level was significantly below the Branded Business-enhanced operating profit of fiscal 1997, excluding the $19.7 million restructuring charge. Bremner operating profit improved considerably in fiscal 1998, due primarily to the addition of Wortz, an improved product mix and favorable ingredient costs. Ralston Foods operations reflected considerable improvement for fiscal 1998 over the prior year (on a store brand only basis). Key contributors to the improvement were increased volumes of both ready-to-eat and hot cereals, improved margins obtained by maintaining a substantially lower cost base, and the benefit of lower raw material costs. The growth of the Company's store brand cereal division was slowed, however, in the fourth quarter of fiscal 1998. Significant promotional and trade dealing initiatives on the part of larger, branded cereal competitors had a negative effect on Ralston Foods operations, as well as on the profitability of the entire ready-to-eat cereal category.
     As described earlier, operating results in fiscal 1998 for the Cereals, Crackers & Cookies segment were favorably affected by certain copacking arrangements with other companies operating in the same competitive categories.

BABY FOODS
     Net sales from Beech-Nut baby foods declined $28.7 million from fiscal 1997 to fiscal 1998. Fiscal 1997 sales were $151.1 million and dropped to $122.4 million for fiscal 1998. Fiscal 1998 sales for baby foods reflect only the period of October 1, 1997 through September 10, 1998, the date this divestiture was completed. Beech-Nut continued to be plagued by both significant competitive pricing pressures and a declining category.
     Operating results of Beech-Nut for fiscal 1998 were well below the levels attained in fiscal 1997. Beech-Nut recorded an operating loss of $1.1 million for the fiscal 1998 period ended September 10, 1998. For fiscal 1997, results of the Company's baby foods business resulted in operating profit of $7.2 million. As with sales, the unfavorable year-to-year change can be attributed to the difficult competitive environment and a shrinking category.

-------------------------------------------------------------------- 17
                                               1999 ANNUAL REPORT

SNACK NUTS
     During fiscal 1998, the Company made its entry to the snack nut category. The operating results of the Company's snack nut subsidiary were reported as a separate operating segment. For fiscal 1998, this segment is comprised of Flavor House, acquired in April 1998, and Nutcracker, acquired in September 1998. Based on the timing of these acquisitions, there are no prior year comparisons. For the five-month period of fiscal 1998 during which the Company competed in the snack nut category, sales were $24.7 million and operating profit was $.9 million.

EQUITY INTEREST IN VAIL RESORTS, INC.
     As referred to above, on November 6, 1997, Vail announced a change in its fiscal year end from September 30 to July 31. As a result of the related two-month reporting time lag the Company's entire fiscal 1998 includes only ten months of equity earnings from Vail.
     For the year ended September 30, 1998, the Company's equity stake in Vail resulted in non-cash, pre-tax earnings of $10.6 million compared to $4.7 million during the prior year. Ralcorp's reporting through September 30, 1998 includes Vail's results for only the period of October 1997 through July 1998 and the prior year's equity earnings reflects only the months of January 1997 through September 1997 (the period subsequent to the Vail transaction). Vail's earnings are highly seasonal with operating losses normally reported in the first and fourth fiscal quarters.

CONSOLIDATED
     Costs of products sold as a percentage of sales were 66.2% for fiscal 1998 compared to 57.5% for the prior year. This increase can be primarily attributed to the fact that many of the Company's higher margin products were eliminated through the sale of the Branded Business. In a comparison of fiscal 1998 fourth quarter to the same prior year quarter, costs of products sold as a percentage of sales increased to 69.6% from 66.9%. This increase is attributable to margin contraction from baby food operations through September 10, 1998 (effective date of the Beech-Nut sale) and the fiscal 1998 fourth quarter inclusion of the snack nut division, partially offset by favorable raw material costs for the cereal and cracker and cookie operations. Selling, general and administrative expense as a percent of sales decreased to 16.8% for fiscal 1998 compared to 17.1% for the prior year. This basically flat comparison indicates how the Company was able to maintain the significantly reduced cost structure achieved through reshaping the Company into a primarily private label corporation. Advertising and promotion expense as a percentage of sales declined from 18.7% in fiscal 1997 to 10.0% in fiscal 1998, reflecting the reduced level of advertising and promotional support necessary for a primarily private label company. The Company recorded no interest expense for fiscal 1998, as it remained essentially debt-free following the sales of the Branded Business and Resort Operations. Net interest expense for fiscal 1997 was $7.9 million, or 1.1% of net sales, which represents interest expense incurred on outstanding debt balances through January 1997. Income tax provisions generally reflect statutory tax rates for fiscal years 1998 and 1997, excluding the tax-free gain on the sale of the Branded Business.

LIQUIDITY AND CAPITAL RESOURCES

CASH FLOW FROM OPERATIONS
     The Company's primary source of liquidity is cash flow from operations, which increased to $42.0 million in 1999 compared to $38.1 million in 1998. This $3.9 million increase is primarily due to the improvement in net earnings, excluding the gain on the sale of Beech-Nut. A portion of the net earnings benefit was offset by an increase in accounts receivable and a further decrease in current liabilities, excluding receivables and liabilities acquired in March 1999. The $39.4 million decrease in 1998 operating cash flow compared to 1997 was due primarily to the changes in assets and liabilities used in operations, specifically the components of working capital. In 1997, working capital decreased substantially excluding amounts acquired or divested, effectively resulting in a large cash inflow. In 1998, excluding the effects of the 1998 acquisitions and divestiture, the changes in the components of working capital were relatively minor. Working capital, excluding cash and cash equivalents, was $66.4 million at September 30, 1999 compared to $33.3 million and $56.5 million at September 30, 1998 and 1997, respectively.
     The Company's businesses have historically focused on generating positive cash flows through operations. For the three years ended September 30, 1999, the Company generated $157.6 million of cash from operations. Management believes that the Company will continue to generate operating cash flow through its mix of businesses and expects that future liquidity requirements will be met through a combination of operating cash flow and strategic use of borrowings available under its revolving credit agreement and uncommitted credit arrangements.

INVESTING ACTIVITIES
     Investing activities during fiscal 1999 include $55.6 million related to business acquisitions. It was during fiscal 1999 that Ralcorp purchased Martin Gillet, its first foray into mayonnaise and salad dressings, and Southern Roasted Nuts of Georgia, its third snack nut company. Investing activities in 1998 of $55.2 million include the acquisitions of Flavor House, Sugar Kake and Nutcracker, as well as

18 --------------------------------------------------------------------
      RALCORP HOLDINGS, INC.

a final payment related to the fiscal 1997 Wortz acquisition. In addition, the 1998 sale of Beech-Nut resulted in net cash proceeds of $67.1 million. Investing activities in 1997 include $41.6 million for the purchase of Wortz. Capital expenditures were $20.5 million, $24.6 million and $24.9 million in fiscal years 1999, 1998 and 1997, respectively. Capital expenditures for fiscal 2000 are expected to be approximately $25-$30 million.

FINANCING ACTIVITIES
     For the first time in three years, Ralcorp's year-end Consolidated Balance Sheet reflected outstanding debt. At September 30, 1999, the Company had $42.8 million in debt outstanding. During fiscal 1999, Ralcorp closed on two acquisitions - Martin Gillet and Southern Roasted
- and repurchased 1.2 million shares of its common stock. Strong operating cash flow allowed the Company to pay down a significant portion of the debt incurred to fund these activities. During fiscal 1998, operating cash flow and the proceeds from the sale of Beech-Nut were sufficient sources of funds to pay for the Company's three acquisitions and repurchase of 1.3 million shares of its common stock. In fiscal 1997, borrowings to fund the acquisition of Wortz were completely repaid by September 30, 1997.
     On April 28, 1999, the Company announced it had entered into a new $125 million, three-year revolving credit agreement with a group of six banks. The proceeds of the facility may be used to fund Ralcorp's working capital needs, capital expenditures, and other general corporate purposes, including stock repurchases and acquisitions of new businesses. Provisions of the $125 million credit facility require Ralcorp to maintain certain financial ratios and a minimum level of shareholders' equity, but, in general, the established requirements of the new facility are less restrictive than those in place under the previous credit facility.
     During fiscal 1999, the Company repurchased $19.9 million of its common stock compared to $23.0 million in fiscal 1998 and no repurchases in fiscal 1997. As of September 30, 1999, there were approximately 1.4 million shares available for repurchase by the Company pursuant to an authorization from the Company's Board of Directors allowing management to repurchase its common stock. Included in the shares repurchased in fiscal 1999 were 586,368 shares purchased at $16.00 per share. These shares represent the result of the Company's Dutch Auction self-tender offer to repurchase up to 5 million shares.

OUTLOOK
     The Company's management firmly believes that the opportunities in the private label and value brand areas are favorable for future growth and prosperity. The results of the Company's core store brand food businesses for fiscal 1999 were encouraging.
     Ralcorp does, however, continue to operate in some intensely competitive food categories. It is because of this level of competition that it is important to the Company's outlook to continue to explore diversifying and strengthening its business mix. Significant steps have been taken to reshape the Company and lessen its reliance on any one area of business. Management anticipates it will continue to improve its business mix through sales and profit growth of existing businesses, as well as through key strategic acquisitions or alliances.
Acquisitions are opportunistic, therefore management does not control the availability of acquisition targets.
     The level of competition in the ready-to-eat cereal category continues to be very intense. Competition comes from large branded box cereal manufacturers, branded bagged cereal producers and other private label cereal providers. In recent history the category has failed to record any meaningful growth, which has added to the competitive nature. When the competition focuses on price/promotion, as has been the case with certain branded cereal manufacturers, the environment for a private label producer becomes more challenging, while the profitability of the category itself is diminished. Recent developments in the category, however, show some signs of an increased focus on brand-building initiatives such as product development and advertising, rather than pure price competition. Nonetheless, Company management realizes that the competition for consumers will remain intense in the ready-to-eat cereal category. Ralston Foods must maintain an effective price gap between its quality private label cereal products and those of branded cereal producers, thereby providing the best value alternative for the consumer. Aggressive cost containment will remain an important focus of the organization. Finally, the cereal division hopes to continue to diversify its internal business mix. Fiscal 1999 results reflect some of this mix change as the hot cereal business and copacking initiatives were important contributors to operations. Recently, however, a copacking partner notified the Company that their cereal copacking contract would not be renewed after December 31, 1999. Though the loss of this contract may, in the short-term, negatively impact results for Ralston Foods, management believes it can replace the lost business through new copacking arrangements or organic volume growth.
     The Company's Bremner cracker and cookie subsidiary also conducts business in a very competitive category. Major branded

-------------------------------------------------------------------- 19
                                               1999 ANNUAL REPORT

competitors continue to aggressively market and promote their branded offerings and many smaller, regional participants provide additional competitive pressures. In light of this environment, the Company's cracker and cookie business has had to defend its leading store brand cracker position. Bremner's ability to successfully respond to market conditions will be important to its results of operations. In addition, further integration of recent acquisitions should aid the subsidiary's outlook. Bremner continues to realize improved operating efficiencies on the cracker side of the business and the August 1998 addition of Sugar Kake provides the Company a quality, low cost producer, as well as critical mass on the cookie side of the operation. Fiscal 2000 will also bring the challenge of integrating Ripon Foods, Inc., which was acquired on October 4, 1999. Ripon Foods is a high quality manufacturer of enrobed and wire-cut cookies and sugar wafers, giving Bremner the capability to produce a full line of cookies in its own facilities. However, just as they have been key to Bremner's operating results to date, a focus on cost containment, the production of quality alternatives to branded products and an emphasis on shifting its product mix to higher margin products, where possible, as well as organic volume growth, will be important to its future.
     Cumulatively, fiscal 1999 operations for the Company's snack nut operation (Nutcracker) were successful. The snack nut business is seasonal, however, with a significant percentage of revenues and profits realized in the first fiscal quarter, which encompasses the holiday season. As anticipated, however, the Company's snack nut operation continued to post meaningful quarterly profits through and including the fourth fiscal quarter of 1999. The outlook for the overall snack nut category remains favorable, as the category leader continues to drive growth in this snack food segment. Currently, though, there is a worldwide shortage of cashew nuts, which has significantly increased the cost of this commodity. Price increases taken by the category leader, as well as a strategic shift in Nutcracker's promotional programs should partially mitigate this negative cost impact. The financial outlook for Ralcorp's snack nut business is good, pending an easing of the high cashew costs, as volume demands continue to be strong moving into fiscal 2000. In addition, the Company's snack nut business will continue its integration of Southern Roasted Nuts of Georgia, Inc., which was acquired on March 24, 1999. From an operational perspective, Nutcracker will continue to focus on fully leveraging the combined strengths of its three operations, growing its customer base and maintaining the quality of its products.
     As noted earlier, Ralcorp management realizes that in addition to improved operations, effective cost containment and enhanced efficiencies, a key growth opportunity may exist through strategic acquisitions. The March 4, 1999, acquisition of Martin Gillet & Co., Inc., a leading producer of high quality private label mayonnaise and pourable, shelf-stable salad dressings, is considered just such a strategic acquisition. Martin Gillet's reputation for quality products and excellent customer service makes it a particularly good addition to Ralcorp's private label product offerings. The addition of Martin Gillet also contributes to the Company's strategy of diversifying its business portfolio, thereby reducing its reliance on any one operation. While adding Martin Gillet does expand Ralcorp's private label product offerings, it also takes the Company into another competitive, commodity- driven category with large branded players and numerous regional mayonnaise and salad dressing producers. Management, however, believes the opportunities exist to increase private label penetration in this category, remove costs from this operation and potentially consolidate a fragmented segment. Ultimately, the key opportunity is to benefit from a more diversified portfolio of product offerings.
     Management will continue to explore those acquisition opportunities that strategically fit with the Company's intentions of being the premier provider of private label, or value-oriented, food products. Ralcorp's low level of outstanding debt should provide the Company greater flexibility to act upon any such opportunities.

INFLATION
     Management recognizes that inflationary pressures may have an adverse effect on the Company through higher asset replacement costs, related depreciation and higher material costs. The Company tries to minimize these effects through cost reductions and productivity improvements as well as price increases to maintain reasonable profit margins. It is management's view, however, that inflation has not had a significant impact on operations in the three years ended September 30, 1999.

MARKET RISK
     In the ordinary course of business, the Company is exposed to commodity price risks relating to the acquisition of raw materials. The Company utilizes derivative financial instruments, including futures contracts and options, to manage certain of these exposures when it is practical to do so.
     As of September 30, 1999 and 1998, a hypothetical 10% adverse change in the market price of the Company's principal commodities, including corn, oats, wheat and soybean oil, would have decreased the fair value of the Company's derivatives portfolio by $.2 million and $.7 million, respectively.

20 --------------------------------------------------------------------
      RALCORP HOLDINGS, INC.


     The preceding volatility analysis ignores changes in the exposures inherent in the underlying hedged transactions. Because the Company does not hold or trade derivatives for speculation or profit, all changes in derivative values are effectively offset by corresponding changes in the underlying exposures. See "Note 2 - Summary of Significant Accounting Policies" of the Notes to Consolidated Financial Statements.

INFORMATION SYSTEMS DEVELOPMENTS AND YEAR 2000 ISSUES
     The Company uses computer hardware and software in various aspects of its business, including production, distribution and administration, some of which required modification or replacement in order to interpret the Year 2000 appropriately. Since 1997 the Company has been implementing a plan to identify and correct all affected hardware and software. As part of this plan, the Company monitors and tests the implementation of needed corrections.
     The Company's on-going information technology strategy includes the elimination of mainframe computer systems and the migration to a server environment in order to reduce costs and improve functionality.
A key component to the execution of this strategy is now completed as the Company has replaced, upgraded or enhanced primary systems and technology necessary to manage the business. The Company's current accounting policy is to capitalize the related direct external costs and employee-related costs, and amortize them over a period not to exceed five years. The Company's replacement of primary systems was completed on schedule and management believes that the resulting information systems hierarchy is now Year 2000 ready. The assessment and remediation of all other systems hardware and software, including processors within production and other equipment, is substantially complete. Testing of these changes commenced as soon as they were completed and is essentially complete.
     Based upon current expectations, management anticipates that the incremental costs to the Company to modify or replace its systems in order to remediate the Year 2000 issue should not exceed $1 million, most of which was expended in fiscal 1999. Such costs do not include normal system upgrades and replacements.
     The Company has implemented an ongoing program of contacting significant customers, critical suppliers, benefit plan providers, and other parties to determine whether the Company's systems and operations may be vulnerable to failures by such parties to satisfactorily address their Year 2000 issues. Communications with these partners are continuing in order to understand whether Year 2000 issues will adversely affect them. In the event that any of the Company's significant customers, critical suppliers or outside parties do not successfully and timely achieve Year 2000 readiness, and the Company is unable to replace them with new customers or alternate suppliers, the Company's business or operations could be adversely affected.
     The Company has developed contingency plans to be implemented in the event of untimely or incomplete remediation of both internal and third party Year 2000 issues. Such contingency plans are designed to mitigate any Year 2000 failures encountered, but there can be no absolute assurance that these plans, even if successful, will totally mitigate all Year 2000 related failures.
     While management believes it has identified and resolved all mission critical Year 2000 issues, if modifications and replacements should ultimately fail, there can be no absolute assurance that there will not be a material adverse effect on the Company. In addition, if critical third parties fail to convert their systems in a timely manner and in a way that is compatible with the Company's systems, such failures would result in an interruption of critical service to the Company resulting in a number of operational inconveniences and inefficiencies for the Company and its customers.
     The discussion of the Company's efforts, and management's expectations, relating to Year 2000 readiness are forward-looking statements. The Company's ability to achieve Year 2000 readiness and the level of incremental costs associated therewith, could be adversely impacted by, among other things, the availability of testing resources, vendors' ability to modify proprietary software, and unanticipated problems identified in the ongoing compliance review.

CAUTIONARY STATEMENT ON FORWARD-
LOOKING STATEMENTS
     Forward-looking statements, within the meaning of Section 21E of the Exchange Act are made throughout this document and include information under the section titled "Financial Review," and are preceded by, followed by or include the words "believes," "should," "expects," "anticipates" or similar expressions elsewhere in this document. The Company's results of operations and liquidity status may differ materially from those in the forward-looking statements. Such statements are based on management's current views and assumptions, and involve risks and uncertainties that could affect expected results. For example, any of the following factors cumulatively or individually may impact expected results:
     (i) If the Company is unable to maintain a meaningful price gap between its private label products and the branded products of its competitors, successfully introduce new products, or successfully

-------------------------------------------------------------------- 21
                                               1999 ANNUAL REPORT

manage costs across all parts of the Company, then the Company's private label businesses could incur operating losses;
     (ii) Consolidation among members of the grocery trade may lead to increased wholesale price pressure from larger grocery trade customers and could result in the loss of key cereal accounts if the surviving entities are not customers of the Company;
     (iii) Significant increases in the cost of certain raw materials used in the Company's products, to the extent not reflected in the price of the Company's products, could adversely impact the Company's results. For example, the cost of wheat, nuts, and soybean oil can change significantly;
     (iv) In light of its significant ownership in Vail Resorts, Inc., the Company's non-cash earnings can be adversely affected by Vail's unfavorable performance;
     (v) The Company is currently generating profit from certain copacking contract arrangements with other manufacturers within its competitive categories. The termination or expiration of these contracts, and the inability of the Company to replace this level of business could negatively effect the Company's operating results;
     (vi) The Company's businesses compete in mature segments with competitors having large percentages of segment sales; and
     (vii) The Company's disclosure under the heading "INFORMATION SYSTEMS DEVELOPMENTS AND YEAR 2000 ISSUES" includes cautionary statements regarding the Company's ability to successfully address Year 2000 compliance issues, and such statements are incorporated herein.

22 --------------------------------------------------------------------
      RALCORP HOLDINGS, INC.

CONSOLIDATED STATEMENT OF EARNINGS
     (Dollars in millions except per share data, shares in thousands)

YEAR ENDED SEPTEMBER 30,                                  1999           1998           1997
-----------------------------------------------------------------------------------------------
NET SALES                                               $ 636.6        $ 582.9        $ 739.7
                                                        ---------------------------------------

COSTS AND EXPENSES
   Cost of products sold                                  467.5          386.0          425.2
   Selling, general and administrative                     89.3           97.7          126.5
   Advertising and promotion                               24.8           58.1          138.6
   Interest expense, net                                    1.4              -            7.9
   Equity in earnings of Vail Resorts, Inc.                (4.7)         (10.6)          (4.7)
   Gain on sale of Beech-Nut                                  -          (18.7)             -
   Gain on sale of Branded Business                           -              -         (515.4)
   Restructuring charges                                      -              -           19.7
                                                        ---------------------------------------
                                                          578.3          512.5          197.8
                                                        ---------------------------------------
EARNINGS BEFORE INCOME TAXES                               58.3           70.4          541.9
INCOME TAXES                                               21.9           26.8           10.4
                                                        ---------------------------------------
NET EARNINGS                                            $  36.4        $  43.6        $ 531.5
                                                        =======================================

BASIC EARNINGS PER SHARE                                $  1.17        $  1.33        $ 16.11
                                                        =======================================
DILUTED EARNINGS PER SHARE                              $  1.15        $  1.32        $ 16.01
                                                        =======================================

WEIGHTED AVERAGE SHARES FOR BASIC EARNINGS PER SHARE     31,112         32,684         32,955
   Dilutive effect of:
      Stock options                                         325            295            199
      Deferred compensation awards                          247            104             61
                                                        ---------------------------------------
WEIGHTED AVERAGE SHARES FOR DILUTED EARNINGS PER SHARE   31,684         33,083         33,215
                                                        =======================================

See accompanying Notes to Consolidated Financial Statements.

-------------------------------------------------------------------- 23
                                               1999 ANNUAL REPORT

CONSOLIDATED BALANCE SHEET
     (In millions except share and per share data)

SEPTEMBER 30,                                                            1999           1998
-----------------------------------------------------------------------------------------------
ASSETS
Current Assets
   Cash and cash equivalents                                            $  1.9         $ 12.3
   Receivables, net                                                       59.9           45.2
   Inventories                                                            75.3           61.5
   Prepaid expenses                                                        2.8            1.8
   Deferred income taxes                                                   5.5            6.2
                                                                        -----------------------
      Total Current Assets                                               145.4          127.0
Investment in Vail Resorts, Inc.                                          70.7           66.0
Intangible Assets, Net                                                   100.7           70.3
Property, Net                                                            165.5          150.2
Deferred Income Taxes                                                        -            3.1
Other Assets                                                               1.5            1.3
                                                                        -----------------------
   Total Assets                                                         $483.8         $417.9
                                                                        =======================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
   Accounts payable                                                     $ 53.4         $ 50.7
   Other current liabilities                                              23.7           30.7
                                                                        -----------------------
      Total Current Liabilities                                           77.1           81.4
                                                                        -----------------------
Long-term Debt                                                            42.8              -
                                                                        -----------------------
Deferred Income Taxes                                                      6.9              -
                                                                        -----------------------
Other Liabilities                                                         32.9           29.2
                                                                        -----------------------
Commitments and Contingencies
Shareholders' Equity
   Common stock, par value $.01 per share
      Authorized: 300,000,000 shares
      Issued: 33,011,317 shares                                             .3             .3
   Capital in excess of par value                                        110.1          110.1
   Retained earnings                                                     256.3          219.9
   Common stock in treasury, at cost (2,474,168 and 1,300,000 shares)    (42.6)         (23.0)
                                                                        -----------------------
      Total Shareholders' Equity                                         324.1          307.3
                                                                        -----------------------
      Total Liabilities and Shareholders' Equity                        $483.8         $417.9
                                                                        =======================

See accompanying Notes to Consolidated Financial Statements.

24 --------------------------------------------------------------------
      RALCORP HOLDINGS, INC.

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
     (Dollars in millions, shares in thousands)

                                                                                        Common Stock in        Unearned
                                          Common Stock       Capital in                Treasury, at Cost      Portion of
                                       ------------------    Excess of    Retained     ------------------     Restricted
                                       Shares      Amount    Par Value    Earnings     Shares      Amount       Stock      Total
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE, SEPTEMBER 30, 1996            33,925       $  .3      $130.9     $   (.2)     (1,008)     $(22.7)      $ (.9)    $ 107.4
                                       --------------------------------------------------------------------------------------------
Net earnings                                                                531.5                                           531.5
Activity under stock plans                (52)                    (.7)                    146         2.6                     1.9
Amortization of restricted stock                                                                                   .1          .1
Accelerated vesting of
   restricted stock                                                                                                .8          .8
Distribution of General Mills
   Stock to Shareholders                                                   (355.0)                                         (355.0)
Retirement of treasury stock             (862)                  (20.1)                    862        20.1                       -
                                       --------------------------------------------------------------------------------------------
BALANCE, SEPTEMBER 30, 1997            33,011       $  .3      $110.1     $ 176.3           -      $    -       $   -     $ 286.7
                                       --------------------------------------------------------------------------------------------
Net earnings                                                                 43.6                                            43.6
Purchase of treasury stock                                                             (1,300)      (23.0)                  (23.0)
                                       --------------------------------------------------------------------------------------------
BALANCE, SEPTEMBER 30, 1998            33,011       $  .3      $110.1     $ 219.9      (1,300)     $(23.0)      $   -     $ 307.3
                                       --------------------------------------------------------------------------------------------
Net earnings                                                                 36.4                                            36.4
Purchase of treasury stock                                                             (1,190)      (19.9)                  (19.9)
Activity under stock plans                                                                 16          .3                      .3
                                       --------------------------------------------------------------------------------------------
BALANCE, SEPTEMBER 30, 1999            33,011       $  .3      $110.1     $ 256.3      (2,474)     $(42.6)      $   -     $ 324.1
                                       ============================================================================================

See accompanying Notes to Consolidated Financial Statements.

-------------------------------------------------------------------- 25
                                               1999 ANNUAL REPORT

CONSOLIDATED STATEMENT OF CASH FLOWS
     (In millions)

YEAR ENDED SEPTEMBER 30,                                                                   1999           1998              1997
-----------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATIONS
Net earnings                                                                              $ 36.4         $ 43.6           $ 531.5
Adjustments to reconcile net earnings to net cash flow provided by operations:
   Depreciation and amortization                                                            23.1           18.2              24.4
   Deferred income taxes                                                                    10.7           11.4               8.6
   Equity in earnings of Vail Resorts, Inc.                                                 (4.7)         (10.6)             (4.7)
   Gain on sale of Beech-Nut                                                                   -          (18.7)                -
   Gain on sale of Branded Business                                                            -              -            (515.4)
   Restructuring charges, net of cash paid                                                     -              -               2.4
   Changes in assets and liabilities, net of effects of acquisitions and divestitures:
      (Increase) decrease in receivables                                                    (8.8)           5.7              24.9
      (Increase) decrease in inventories                                                    (5.5)          (5.0)             15.8
      (Increase) decrease in prepaid expenses                                                (.6)            .6             (27.0)
      (Decrease) increase in accounts payable and accrued liabilities                      (12.6)          (5.5)             10.8
   Other, net                                                                                4.0           (1.6)              6.2
                                                                                          -----------------------------------------
      Net cash provided by operations                                                       42.0           38.1              77.5
                                                                                          -----------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES
Business acquisitions, net of cash acquired                                                (55.6)         (55.2)            (41.6)
Additions to property and intangible assets                                                (20.5)         (24.6)            (24.9)
Proceeds from sale of property                                                                .5            1.5               3.4
Proceeds from sale of Beech-Nut                                                                -           67.1                 -
Other, net                                                                                     -              -              (2.9)
                                                                                          -----------------------------------------
      Net cash used by investing activities                                                (75.6)         (11.2)            (66.0)
                                                                                          -----------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
Net borrowings under uncommitted credit arrangements                                        42.8              -                 -
Proceeds from exercise of stock options                                                       .3              -                 -
Purchase of treasury stock                                                                 (19.9)         (23.0)                -
Repayments of long-term debt, including current maturities                                     -              -              (3.1)
                                                                                          -----------------------------------------
      Net cash provided (used) by financing activities                                      23.2          (23.0)             (3.1)
                                                                                          -----------------------------------------

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS                                       (10.4)           3.9               8.4
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                                                12.3            8.4                 -
                                                                                          -----------------------------------------
CASH AND CASH EQUIVALENTS, END OF YEAR                                                    $  1.9         $ 12.3           $   8.4
                                                                                          =========================================

See accompanying Notes to Consolidated Financial Statements.

26 --------------------------------------------------------------------
      RALCORP HOLDINGS, INC.


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
     (Dollars in millions except per share data)

NOTE 1 - GENERAL INFORMATION
     On January 31, 1997, the original Ralcorp Holdings, Inc. (Old Ralcorp) was merged with a subsidiary of General Mills, Inc. (the Merger). Immediately prior to the Merger, Old Ralcorp spun-off its private label cereal, branded baby food and private label cracker and cookie businesses and its ownership interest in Vail Resorts, Inc. (the Spin-Off) by distributing one share of New Ralcorp Holdings, Inc. common stock for each share of Old Ralcorp common stock owned as of the close of business on January 31, 1997. Immediately prior to the Spin-Off, New Ralcorp Holdings, Inc. (Ralcorp) changed its name to Ralcorp Holdings, Inc. and in the Merger, Old Ralcorp, which was now comprised of the branded cereal and snack mix businesses (Branded Business), changed its name to General Mills Missouri, Inc. This completed the $570 transaction with General Mills, Inc. (General Mills) that was first announced in August 1996.
     For financial reporting purposes, Ralcorp is a "successor registrant" to Old Ralcorp and, as such, the accompanying Ralcorp financial statements represent the historical financial position, results of operations and cash flows of Old Ralcorp for periods prior to January 31, 1997, and Ralcorp for subsequent periods. Therefore, references to the "Company" or "Ralcorp" for periods prior to January 31, 1997 are references to Old Ralcorp, without giving effect to the Merger or the Spin-Off.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
     BASIS OF PRESENTATION - The financial statements are presented on a consolidated basis and include the accounts of Ralcorp and its majority-owned subsidiaries. All significant intercompany transactions have been eliminated. Investments in 20% - 50%-owned companies are presented on the equity basis (see Note 6).
     ESTIMATES - The financial statements have been prepared in conformity with generally accepted accounting principles, which require management to make estimates and assumptions that affect reported amounts and disclosures. Actual results could differ from those estimates.
     CASH EQUIVALENTS are considered to be all highly liquid investments with an original maturity of three months or less.
     FINANCIAL INSTRUMENTS - The Company has a policy which allows the use of various derivative financial instruments to manage the Company's financial risk that exists as part of conducting business. Under the policy, the Company is not permitted to engage in speculative or leveraged transactions that have the potential for a disproportionate ratio between the change in value of the liability being hedged and the expected change in value of the related derivative instrument. The Company will not hold or issue financial instruments for trading purposes. See Note 12 for further disclosures relating to financial instruments.
     INVENTORIES are valued generally at the lower of average cost or market. In connection with purchasing key raw ingredient materials, the Company often uses commodities futures contracts to reduce the risk of price fluctuations related to future raw materials requirements for commodities such as corn, wheat, oats and soybean oil. The terms of these financial instruments generally do not exceed twelve months, and depend on the commodity and other market factors. The contracts are accounted for as hedges, with related gains and losses ultimately included as part of the cost of products sold. The effect of any realized or deferred gains or losses is immaterial to the financial condition, results of operations and cash flows of the Company.
     DEPRECIATION is generally provided on the straight-line basis by charges to costs or expenses at rates based on the estimated useful lives of the properties. Estimated useful lives range from 3 to 15 years for machinery and equipment and 10 to 50 years for buildings and leasehold improvements. Charges were $16.7, $16.1 and $22.5 in fiscal 1999, 1998 and 1997, respectively.
     INTANGIBLE ASSETS - Goodwill represents the excess of cost over the fair value of the net identifiable assets of acquired businesses and is amortized evenly over estimated periods of related benefit ranging from 20 to 40 years. Other intangible assets, primarily com-puter software developed or obtained for internal use, are amortized evenly over their estimated useful lives ranging from 3 to 5 years.
     RECOVERABILITY OF LONG-LIVED ASSETS - The Company continually evaluates whether events or circumstances have occurred which might impair the recoverability of the carrying value of its long-lived assets, including identifiable intangibles and goodwill. An asset is deemed impaired and written down to its fair value if estimated related future cash flows are less than its carrying amount.
     ADVERTISING and promotion costs are expensed as incurred. STOCK-BASED COMPENSATION is recognized using the intrinsic value method. For disclosure purposes, pro forma net earnings and earnings per share amounts are provided as if the fair value method had been applied (see Note 16).
     NEW ACCOUNTING RULES - In fiscal 1999, the Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income," and Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information." These standards expanded or modified disclosure requirements and had no effect on the Company's consolidated financial position, results of operations or cash flows. The Company currently has no transactions that would necessitate disclosure of comprehensive income. See Note 18 for segment disclosures.

-------------------------------------------------------------------- 27
                                               1999 ANNUAL REPORT

     In fiscal 1998, the Company adopted Statement of Financial Accounting Standards No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits," which revises employers' disclosures about pension and other postretirement benefit plans. It does not change the measurement or recognition of those plans. See Note 14.
     In March 1998, the American Institute of Certified Public Accountants issued SOP 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." This statement requires the capitalization of internal use computer software costs when certain criteria are met. The capitalized software costs will be amortized on a straight-line basis over the useful life of the software. The Company adopted this statement as of October 1, 1999, but management does not expect any material impact on the Company's financial statements.
     In June 1998, Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," was issued. This statement establishes accounting and reporting standards for derivative instruments and requires an entity to recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. Fair value adjustments will impact either shareholders' equity or net earnings depending on whether the derivative instrument qualifies as a hedge and, if so, the nature of the hedging activity. The Company will adopt this new standard as of October 1, 2000. Management does not expect the adoption to have a material impact on the Company's results of operations; however, the impact on the Company's financial position is dependent upon the fair values of the Company's derivatives and related financial instruments at the date of adoption.
     RECLASSIFICATIONS - Certain prior years' amounts have been reclassified to conform with the current year's presentation.

NOTE 3 - DIVESTITURES
     On September 10, 1998, the Company completed the sale of its branded baby food subsidiary, Beech-Nut Nutrition Corporation, to The Milnot Company, a privately held company based in St. Louis, MO, for $68 in cash. The Company recorded an $18.7 pre-tax ($11.6 after tax) gain related to this sale transaction.
     On January 31, 1997, the Company effectively sold its Branded Business through a tax-free transaction with General Mills. This transaction was valued at $570, comprised of General Mills assuming $215 in Company debt and related accrued interest and distributing General Mills stock totaling $355 to Ralcorp shareholders of record on January 31, 1997. Subsequent to the Merger, the Company recorded a $515.4 tax-free gain related to this sale transaction.
     On January 3, 1997, the Company sold its ski resort holdings (Resort Operations) to Vail Resorts, Inc. (Vail) in exchange for an approximate 22.6% of Vail's outstanding common stock (NYSE symbol: MTN), or 7,554,406 shares, and the assumption by Vail of $165 of Resort Operations debt. In accordance with Accounting Principles Board Opinion No. 29, "Accounting for Nonmonetary Transactions," the Resort Operations sale transaction with Vail was treated as a nonmonetary exchange. Therefore, the initial equity investment in Vail was recorded at Ralcorp's net book value of assets contributed, or $50.7. See Note 6 for further information about this investment.

NOTE 4 - ACQUISITIONS
     All of the following acquisitions were accounted for using the purchase method of accounting, whereby the results of operations are included in the consolidated statement of earnings from the date of acquisition.

FISCAL 1999
     On March 4, 1999, the Company completed the purchase of Martin Gillet & Co., Inc., a leading private label manufacturer of mayonnaise and pourable, shelf-stable salad dressings, with sales to both retail and foodservice customers. The $35.3 cost exceeded the fair value of the net assets acquired by $20.5. Martin Gillet's general offices and a manufacturing plant are located in Baltimore, MD, with additional plants located in Kansas City, KS and Los Angeles, CA.
     On March 24, 1999, the Company purchased Southern Roasted Nuts of Georgia, Inc., a private label and value brand snack nut operation located in Fitzgerald, GA. The $17.1 cost exceeded the fair value of the net assets acquired by an estimated $13.7, subject to the receipt of final appraisals.

FISCAL 1998
     On April 23, 1998, the Company completed the purchase of Flavor House, Inc., a leading private label snack nut business located in Dothan, AL. The $21.5 cost exceeded the fair value of the net assets acquired by $15.5.
     On August 25, 1998, the Company increased its cookie production capacity through the purchase of Sugar Kake Cookie Inc., a privately held cookie manufacturer located in Tonawanda, NY. The $15.8 cost exceeded the fair value of the net assets acquired by $5.8. Sugar Kake is being operated as part of Ralcorp's Bremner, Inc. cracker and cookie subsidiary.
     On September 4, 1998, the Company purchased Nutcracker Brands, Inc., a value brand and private label snack nut business located in Billerica, MA. The $19.9 cost exceeded the fair value of the net assets acquired by $10.2.

28 --------------------------------------------------------------------
      RALCORP HOLDINGS, INC.

FISCAL 1997
     On April 21, 1997, the Company completed the purchase of the Wortz Company, a private label cracker and cookie operation with headquarters in Poteau, OK. The $46.0 cost exceeded the fair value of the net assets acquired by $23.5. Wortz is also operated as part of the Company's Bremner operation.

PRO FORMA INFORMATION
     The following unaudited pro forma information presents the results of operations of the Company, including actual equity earnings from Vail, as if the fiscal 1999 and 1998 acquisitions described above and the 1998 divestiture described in Note 3 had occurred as of October 1, 1997. These pro forma results may not necessarily reflect the actual results of operations that would have been achieved, nor are they necessarily indicative of future results of operations.

                                               1999              1998
------------------------------------------------------------------------
Net sales                                     $681.4            $652.4
Net earnings                                    37.5              36.7
Basic earnings per share                        1.21              1.12
Diluted earnings per share                      1.18              1.11

NOTE 5 - SUPPLEMENTAL EARNINGS STATEMENT INFORMATION

                             1999              1998              1997
------------------------------------------------------------------------
Maintenance and repairs      $19.8             $20.2             $21.2
Research and development       4.2               4.2               3.9
Provision for bad debts         .8                .4                .2

NOTE 6 - EQUITY INVESTMENT IN VAIL RESORTS, INC.
     The following table summarizes information about the Company's equity investment in Vail at September 30:


                                               1999              1998
------------------------------------------------------------------------
Ownership percentage                           21.9%             21.9%
Carrying value                                $ 70.7            $ 66.0
Market value                                   175.2             150.5

     As of the January 1997 sale of Resort Operations, the Company's equity interest in the underlying net assets of Vail exceeded the net book value of the net assets contributed by the Company to Vail by $37.5. This excess is being amortized ratably to the investment in Vail over 20 years.
     Terms of a shareholder agreement provide that the Company will not acquire any additional shares of Vail stock except in limited circumstances. The Company has registration rights with respect to the Vail stock, but the shareholder agreement provides that, with certain limited exceptions, Vail and its controlling shareholder can purchase at market prices any Vail stock the Company desires to sell. The shareholder agreement provides that the Company will vote the shares of Vail stock in accordance with the recommendation of Vail's Board of Directors with respect to shareholder proposals and nominations to that Board, and with respect to other proposals, in proportion to the votes of all other shareholders. However, the Company may vote as it deems appropriate with respect to proposals for the merger of Vail, the sale of all Vail assets, the creation of any other class of voting stock of Vail or changes to Vail's certificate of incorporation or bylaws if such changes adversely affect the Company's rights under the shareholder agreement. The Company has two representatives on the 17-member Vail Board of Directors.
     On November 6, 1997, Vail announced a change in its fiscal year end from September 30 to July 31. As a result, the Company reports current year equity earnings on a two-month time lag, with only ten months of equity earnings from Vail included in fiscal 1998. Vail's summarized financial information follows.


                                   YEAR        Ten Months      Nine Months
                                   ENDED          Ended          Ended
                                  JULY 31,       July 31,     September 30,
                                   1999           1998            1997
---------------------------------------------------------------------------
Net revenues                      $475.7         $410.3          $246.2
Total operating expenses           433.3          321.7           205.2
                                  -----------------------------------------
Income from operations            $ 42.4         $ 88.6          $ 41.0
                                  =========================================
Net income                        $ 12.8         $ 41.0          $ 14.1
                                  =========================================
Company equity income,
   net of deferred taxes          $  2.9         $  6.6          $  2.9
                                  =========================================

JULY 31,                                          1999            1998
-------------------------------------------------------------------------
Current assets                                  $   92.7         $ 71.7
Noncurrent assets                                  996.5          840.4
                                                -------------------------
   Total assets                                 $1,089.2         $912.1
                                                =========================
Current liabilities                             $   93.1         $ 59.0
Noncurrent liabilities                             519.3          390.5
Stockholders' equity                               476.8          462.6
                                                -------------------------
   Total liabilities and
      stockholders' equity                      $1,089.2         $912.1
                                                =========================

-------------------------------------------------------------------- 29
                                               1999 ANNUAL REPORT

NOTE 7 - RESTRUCTURING CHARGES
     During the year ended September 30, 1997, the Company recorded a pre-tax restructuring charge of $15.1 ($9.5 after taxes, or $.29 per share) to cover costs associated with the sale of the Company's Branded Business, including severance payments to employees whose jobs were eliminated and financial penalties related to the early termination of information systems contracts. The level of systems support included in these contracts was no longer warranted after the Branded Business sale. Also, during the year ended September 30, 1997, the Company recorded a pre-tax restructuring charge of $4.6 ($2.9 after taxes, or $.09 per share). This charge covered severance costs for certain employees whose jobs were eliminated in downsizing initiatives.
     For the year ended September 30, 1996, the Company recorded a pre-tax charge of $16.5 ($10.4 after taxes, or $.31 per share) to recognize the costs related to the restructuring of its cereal subsidiary, Ralston Foods.
     The restructuring charges and their utilization are summarized in the following table.

                                                        Salaries,
                                                        severance        Asset
                                                           and           write-        Contract
                                                        benefits         downs         penalties       Other         Total
-----------------------------------------------------------------------------------------------------------------------------
1996 Charges                                             $  8.0          $ 7.3          $   -          $ 1.2         $ 16.5
Utilized in 1996                                           (5.0)          (7.3)             -            (.5)         (12.8)
1997 Charges                                                8.8            3.0            6.2            1.7           19.7
Utilized in 1997                                          (11.2)          (2.2)          (6.2)          (1.0)         (20.6)
Utilized in 1998                                            (.6)           (.8)             -            (.6)          (2.0)
Utilized in 1999                                              -              -              -            (.8)           (.8)
                                                         --------------------------------------------------------------------
                                                         $    -          $   -          $   -          $   -         $    -
                                                         ====================================================================

NOTE 8 - INCOME TAXES
     The provision for income taxes consisted of the following:

                                                                   1999           1998           1997
--------------------------------------------------------------------------------------------------------
CURRENT
   Federal                                                         $10.3          $13.7          $ 1.6
   State                                                              .9            1.7             .2
                                                                   -------------------------------------
                                                                    11.2           15.4            1.8
                                                                   -------------------------------------
DEFERRED
   Federal                                                          10.4            9.8            7.5
   State                                                              .3            1.6            1.1
                                                                   -------------------------------------
                                                                    10.7           11.4            8.6
                                                                   -------------------------------------
TOTAL PROVISION FOR INCOME TAXES                                   $21.9          $26.8          $10.4
                                                                   =====================================

     A reconciliation of income taxes with amounts computed at the statutory federal rate follows:

                                                                   1999           1998           1997
--------------------------------------------------------------------------------------------------------
Computed tax at federal statutory
   rate (35.0% for all years)                                      $20.4          $24.6        $ 189.7
Effect of nontaxable gain on sale
   of Branded Business                                                 -              -         (180.4)
State income taxes, net of federal tax benefit                        .8            2.1             .9
Other, net                                                            .7             .1             .2
                                                                   -------------------------------------
                                                                   $21.9          $26.8        $  10.4
                                                                   =====================================

     Deferred tax assets (liabilities) at September 30 were as follows:

                                                                      1999              1998
-----------------------------------------------------------------------------------------------
CURRENT
   Accrued liabilities                                               $  2.9            $  3.2
   Inventories                                                          2.0               1.7
   Other items                                                           .6               1.3
                                                                     --------------------------
                                                                        5.5               6.2
                                                                     --------------------------
NONCURRENT
   Equity investment in Vail                                          (18.1)            (17.7)
   Property basis differences                                          (1.1)              5.0
   Postretirement benefits                                              5.5               5.6
   Deferred compensation                                                2.6               2.0
   Insurance reserves                                                   2.0               2.5
   Intangible assets                                                    1.1               2.5
   Pension                                                              1.1               3.1
   Other items                                                            -                .1
                                                                     --------------------------
                                                                       (6.9)              3.1
                                                                     --------------------------
NET DEFERRED TAX (LIABILITIES) ASSETS                                $ (1.4)           $  9.3
                                                                     ==========================

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company believes it is probable that the deferred tax assets reflected above will be realized on future tax returns, primarily from the generation of future taxable income.

NOTE 9 - EARNINGS PER SHARE
     During the last quarter of 1999, 450,500 outstanding options were excluded from the computation of diluted earnings per share because the options' exercise prices were greater than the average market price of the shares. See Note 16 for more information about outstanding options.

30 --------------------------------------------------------------------
      RALCORP HOLDINGS, INC.

NOTE 10 - SUPPLEMENTAL BALANCE SHEET INFORMATION

                                                                     1999              1998
-----------------------------------------------------------------------------------------------
RECEIVABLES
   Trade                                                            $  60.3           $  44.1
   Other                                                                1.7               2.3
                                                                    ---------------------------
                                                                       62.0              46.4
   Allowance for doubtful accounts                                     (2.1)             (1.2)
                                                                    ---------------------------
                                                                    $  59.9           $  45.2
                                                                   ============================
INVENTORIES
   Raw materials and supplies                                       $  31.9           $  23.7
   Finished products                                                   43.4              37.8
                                                                    ---------------------------
                                                                    $  75.3           $  61.5
                                                                    ===========================
INTANGIBLE ASSETS
   Goodwill                                                         $  90.3           $  55.2
   Other intangible assets                                             20.5              19.6
                                                                    ---------------------------
                                                                      110.8              74.8
   Accumulated amortization                                           (10.1)             (4.5)
                                                                    ---------------------------
                                                                    $ 100.7           $  70.3
                                                                    ===========================
PROPERTY
   Land                                                             $   3.6           $   2.1
   Buildings                                                           51.2              43.6
   Machinery and equipment                                            214.1             194.7
   Construction in progress                                            11.5               9.8
                                                                    ---------------------------
                                                                      280.4             250.2
   Accumulated depreciation                                          (114.9)           (100.0)
                                                                    ---------------------------
                                                                    $ 165.5           $ 150.2
                                                                    ===========================
OTHER CURRENT LIABILITIES
   Compensation                                                     $   7.6           $   6.0
   Income taxes                                                          .6               4.7
   Advertising and promotion                                            7.1               6.0
   Other items                                                          8.4              14.0
                                                                    ---------------------------
                                                                    $  23.7           $  30.7
                                                                    ===========================
OTHER LIABILITIES
   Postretirement medical and life                                  $  15.1           $  14.7
   Deferred compensation                                                8.5               5.3
   Insurance                                                            5.1               5.4
   Other items                                                          4.2               3.8
                                                                    ---------------------------
                                                                    $  32.9           $  29.2
                                                                    ===========================

NOTE 11 - LONG-TERM DEBT
     On April 28, 1999 the Company entered into a $125 revolving credit agreement (Credit Agreement). Borrowings under the Credit Agreement bear interest at either, at the Company's option, (1) LIBOR plus the applicable margin rate of 0.75% or (2) the maximum of the federal funds rate plus the applicable margin rate of 0.50% or the prime rate. Borrowings under the Credit Agreement are unsecured and mature on April 28, 2002 unless such date is extended. The Credit Agreement calls for an unused commitment fee of 0.175%, payable quarterly in arrears, and contains certain representations, warranties, covenants and conditions customary to credit facilities of this nature. As of September 30, 1999, there were no borrowings outstanding under this Credit Agreement.
     The Company had outstanding borrowings of $42.8 at a weighted average interest rate of 6.2% under uncommitted credit arrangements with banks as of September 30, 1999. This balance has been classified as long-term debt based on management's ability and intent to refinance it on a long-term basis.
     As of September 30, 1999, $4.1 in letters of credit and surety bonds were outstanding with various financial institutions, principally related to self-insurance requirements.
     The Company had no outstanding long-term debt as of September 30, 1998.

NOTE 12 - FINANCIAL INSTRUMENTS

FAIR VALUES
     The carrying amounts reported on the Consolidated Balance Sheet for cash and cash equivalents, receivables, accounts payable and debt (see Note 11) approximate fair value because of the short maturities of these financial instruments. The Company's derivative financial instruments, which consist of commodity futures contracts, are off-balance-sheet and therefore have no carrying value. The contractual amounts of those derivatives totaled $2.3 and $6.7 at September 30, 1999 and 1998, respectively, while the corresponding fair values were not significant.

CONCENTRATION OF CREDIT RISK
     The Company's primary concentration of credit risk is related to certain trade accounts receivable due from several highly leveraged or "at risk" customers. At September 30, 1999 and 1998 the amount of such receivables was $2.3 and $3.2, respectively. Consideration was given to the financial position of these customers when determining the appropriate allowance for doubtful accounts.

-------------------------------------------------------------------- 31
                                               1999 ANNUAL REPORT


NOTE 13 - COMMITMENTS AND CONTINGENCIES

LEGAL PROCEEDINGS
     The Company is a party to a number of legal proceedings in various state and federal jurisdictions. These proceedings are in varying stages and many may proceed for protracted periods of time. Some proceedings involve complex questions of fact and law. Additionally, the operations of the Company, like those of similar businesses, are subject to various federal, state, and local laws and regulations intended to protect public health and the environment, including air and water quality and waste handling and disposal.
     Pending legal liability, if any, from these proceedings cannot be determined with certainty; however, in the opinion of Company management, based upon the information presently known, the ultimate liability of the Company, if any, arising from the pending legal proceedings, as well as from asserted legal claims and known potential legal claims which are probable of assertion, taking into account established accruals for estimated liabilities (if any), are not expected to be material to the Company's consolidated financial position, results of operations and cash flows. In addition, while it is difficult to quantify with certainty the potential financial impact of actions regarding expenditures for compliance with regulatory matters, in the opinion of management, based upon the information currently available, the ultimate liability arising from such compliance matters should not be material to the Company's consolidated financial position, results of operations and cash flows.
     Additionally, the Company has retained certain potential liabilities associated with divested businesses (see Note 3).
Presently, management believes that taking into account applicable liability caps, sharing arrangements with acquiring entities and the known facts and circumstances regarding the retained liabilities, potential liabilities of the divested businesses should not be material to the Company's consolidated financial position, results of operations and cash flows.

LEASE COMMITMENTS
     Future minimum rental payments (receipts) under noncancellable operating leases and subleases in effect as of September 30, 1999 were:

                                                                                                        After
                             2000           2001           2002           2003           2004           2004          Total
-----------------------------------------------------------------------------------------------------------------------------
Leases                       $4.0           $3.6           $3.0           $2.9           $2.8           $3.3         $ 19.6
Subleases                     (.4)           (.5)           (.6)           (.6)           (.6)           (.6)          (3.3)

     Total rental expense for all operating leases was $4.9 in 1999, $3.9 in 1998, and $4.0 in 1997.

OTHER CONTINGENCIES
     In connection with the sale of the Company's Resort Operations in 1997, Vail assumed the obligation to repay, when due, certain indebtedness of Resort Operations consisting of the following: Series 1990 Sports Facilities Refunding Revenue Bonds in the aggregate principal amount of $20.4, bearing interest at rates ranging from 7.2% to 7.875% and maturing in installments in 1998, 2006 and 2008; and Series 1991 Sports Facilities Refunding Revenue Bonds in the aggregate principal amount of $3.0, bearing interest at 7.125% for the portion maturing in 2002 and 7.375% for the portion maturing in 2010 (collectively, "Resort Operations Debt"). The Resort Operations Debt is guaranteed by Ralston Purina Company (Ralston). Pursuant to an Agreement and Plan of Reorganization signed when the Company was spun-off from Ralston in 1994, the Company agreed to indemnify Ralston for any liabilities associated with the guarantees. To facilitate the sale of the Branded Business, General Mills acquired the legal entity originally obligated to so indemnify Ralston. Pursuant to the Reorganization Agreement with General Mills, however, the Company has agreed to indemnify General Mills for any liabilities it may incur with respect to indemnifying Ralston relating to aforementioned guarantees. Presently, management believes that there is not a significant likelihood that Vail will default on its repayment obligations with respect to the Resort Operations Debt.
     In the opinion of management, the sale of the Resort Operations (see Note 3) qualified as a non-taxable exchange of stock under Section 368(a)(1)(B) of the Internal Revenue Code. Therefore, the Company's tax basis in Resort Operations stock was carried over to its investment in the 7,554,406 shares of Vail stock (approximately $3 per share). Accordingly, no deferred tax (or interest, if any) has been provided on this transaction.

32 --------------------------------------------------------------------
      RALCORP HOLDINGS, INC.

NOTE 14 - PENSION AND OTHER POSTRETIREMENT BENEFITS
     The Company sponsors qualified and supplemental noncontributory defined benefit pension plans and other postretirement benefit plans for its employees. The following tables provide a reconciliation of the changes in the plans' benefit obligations and fair value of assets over the two-year period ending September 30, 1999, and a statement of the funded status as of September 30 of both years.

                                                     Pension Benefits               Other Benefits
                                                   ---------------------         -----------------------
                                                    1999           1998           1999           1998
--------------------------------------------------------------------------------------------------------
CHANGE IN BENEFIT OBLIGATION
Benefit obligation at
   beginning of year                               $ 84.1         $ 65.6         $ 15.2         $ 14.8
Service cost                                          2.4            3.4             .1             .1
Interest cost                                         5.7            5.3            1.0            1.0
Plan amendments                                        .1              -              -            (.2)
Executive Life Plan                                     -              -              -             .2
Actuarial (gain) loss                                  .4           16.1            (.6)            .3
Acquisitions (divestitures)                             -            3.2              -            (.1)
Benefit payments                                     (4.4)          (4.6)           (.8)           (.9)
Curtailments                                            -           (2.1)             -              -
Settlements                                             -           (2.8)             -              -
                                                   -----------------------------------------------------
Benefit obligation at end of year                  $ 88.3         $ 84.1         $ 14.9         $ 15.2
                                                   -----------------------------------------------------

CHANGE IN FAIR VALUE OF PLAN ASSETS
Fair value of plan assets at
   beginning of year                               $ 95.3         $ 98.2         $    -         $    -
Actual return on plan assets                         19.9            4.2              -              -
Acquisitions                                            -            2.2              -              -
Employer contributions                                  -             .5              -              -
Benefit payments                                     (4.4)          (4.6)             -              -
Settlements                                           (.1)          (5.2)             -              -
                                                   -----------------------------------------------------
Fair value of plan assets at end of year           $110.7         $ 95.3         $    -         $    -
                                                   -----------------------------------------------------

FUNDED STATUS                                      $ 22.4         $ 11.2         $(14.9)        $(15.2)
Unrecognized net (gain) loss                        (26.7)         (15.2)           (.4)            .2
Unrecognized prior service cost                        .7            1.0             .2             .3
Unrecognized transition asset                         (.3)           (.4)             -              -
                                                   -----------------------------------------------------
ACCRUED BENEFIT LIABILITY                          $ (3.9)        $ (3.4)        $(15.1)        $(14.7)
                                                   =====================================================

     The following table provides the components of net periodic benefit cost for the plans for fiscal years 1999, 1998 and 1997.

                                                     Pension Benefits                             Other Benefits
                                           ------------------------------------          ------------------------------------
                                            1999           1998           1997           1999           1998           1997
-----------------------------------------------------------------------------------------------------------------------------
Service cost                               $ 2.4          $ 3.4          $ 4.3           $ .1           $ .1          $  .2
Interest cost                                5.7            5.3            5.8            1.0            1.0            1.1
Expected return
   on plan assets                           (7.8)          (7.7)          (7.4)             -              -              -
Amortization of:
   Net loss (gain)                            .1           (1.0)           (.3)             -            (.1)             -
   Prior service cost                         .3             .4             .5             .1             .1             .1
   Transition asset                          (.1)           (.1)           (.1)             -              -              -
                                           ----------------------------------------------------------------------------------
Net periodic benefit cost                     .6             .3            2.8            1.2            1.1            1.4
Curtailment gain                               -           (2.1)          (2.9)             -              -           (1.8)
Settlement loss (gain)                         -             .6           (1.2)             -              -              -
Special termination
   benefits                                    -              -             .6              -              -              -
                                           ----------------------------------------------------------------------------------
Net periodic benefit cost
   after curtailments
   and settlements                         $  .6          $(1.2)         $ (.7)          $1.2           $1.1          $ (.4)
                                           ==================================================================================

     The Company recognized a curtailment gain and a settlement loss in 1998 resulting from the reduction of employees and asset transfers related to the Beech-Nut sale. The Company recognized curtailment and settlement gains in 1997 resulting from the reduction of employees through the Branded Business sale and restructuring initiatives. See
Note 7 for further discussion of restructuring activities.

    The assumptions used in the measurement of the Company's benefit obligation as of September 30 were:

                                                              Pension Benefits               Other Benefits
                                                             --------------------          ---------------------
                                                             1999           1998           1999           1998
----------------------------------------------------------------------------------------------------------------
Discount rate                                                7.50%          7.00%          7.50%          7.00%
Rate of compensation increase                                5.25%          5.25%            N/A            N/A
Expected return on plan assets                               9.50%          9.50%            N/A            N/A

     For September 30, 1999 measurement purposes, the assumed annual rate of increase in the future per capita cost of covered health care benefits was 7% for 2000, declining gradually to an ultimate rate of 5% by 2004. For September 30, 1998 measurement purposes, the assumed annual rate of increase was 6% for 1999 and thereafter.

-------------------------------------------------------------------- 33
                                               1999 ANNUAL REPORT

A 1% change in assumed health care cost trend rates would have the following effects:

                                                                        1%                1%
                                                                     Increase          Decrease
-------------------------------------------------------------------------------------------------
Effect on 1999 service and interest costs                              $ .1            $ (.1)
Effect on benefit obligation at September 30, 1999                      1.8             (1.3)

     In addition to the above plans, the Company sponsors defined contribution plans under which the Company makes matching contributions. The costs of these plans for the years ended September 30, 1999, 1998 and 1997 were $1.5, $1.5 and $2.8, respectively. During fiscal 1997, the Company revised its defined contribution plan whereby, effective on April 1, 1997 and depending on years of service, for each dollar contributed by participants, up to 6% of pre-tax earnings, the Company will contribute fifty cents. Prior to this modification the Company made "dollar-for-dollar" matching contributions up to 6% of pre-tax earnings.

NOTE 15 - SHAREHOLDERS' EQUITY
     On December 18, 1996, the Company's Board of Directors declared a dividend distribution of one share purchase right (Right) for each outstanding share of the Company's common stock. Each Right entitles a shareholder to purchase from the Company one common share at an exercise price of $30 per share subject to antidilution adjustments. The Rights, however, become exercisable only at the time a person or group acquires, or commences a public tender offer for, 20% or more of the Company's common stock. If an acquiring person or group acquires 20% or more of the Company's common stock, the price will be further adjusted so that each Right (other than those held by the acquiring person or group) would entitle the holder to acquire for the exercise price a number of shares of the Company's common stock found by dividing the then current exercise price by the number of shares of the Company's common stock for which a Right is then exercisable and dividing that amount by 50% of the then current per share market price of the Company's common stock. In the event that the Company merges with, or transfers 50% or more of its assets or earning power to, any person or group after the Rights become exercisable, holders of the Rights may purchase, at the exercise price, common stock of the acquiring entity having a value equal to twice the exercise price. The Rights can be redeemed by the Board of Directors at $.01 per Right only up to the tenth business day after a person or group acquires 20% or more of the Company's common stock. Also, following the acquisition by a person or group of beneficial ownership of at least 20% but less than 50% of the Company's common stock, the Board may exchange the Rights for common stock at a ratio of one share of common stock per Right. The Rights expire on January 31, 2007. The Rights replaced similar rights that were redeemed on January 31, 1997 by payment of a redemption price of $.05 per Right in connection with the sale of the Branded Business to General Mills, Inc. The total payment made by the Company as a result of this redemption was approximately $1.7.
     At September 30, 1999, 2,855,986 shares of the Company's common stock were reserved under various employee incentive compensation and benefit plans.
     The Company has not issued any shares of preferred stock. The terms of any series of preferred stock (including but not limited to the dividend rate, voting rights, convertibility into other Company securities and redemption) may be set by the Company's Board of Directors.

NOTE 16 - INCENTIVE COMPENSATION
     During fiscal 1997 and shortly before the Spin-Off, the Board of Directors adopted the Incentive Stock Plan (Plan), which reserves shares to be used for various stock-based compensation awards. The Plan provides that eligible employees may receive stock option awards and other stock awards payable in whole or part by the issuance of stock.
In connection with the Spin-Off, all previous outstanding stock-based compensation awards and the Old Ralcorp plan were terminated. To effect this termination, the Company's Board of Directors accelerated the vesting of the outstanding stock options and the value of those "in-the-money" options were paid to the recipients in cash. Stock options that had an exercise price higher than the market price of the Company's common stock were valued at $.50 per share. As a result, included in the Consolidated Statement of Earnings for the year ended September 30, 1997, was a stock option settlement expense of $2.8. In addition, the Company's Board of Directors accelerated the vesting of all outstanding restricted stock awards.
     Under the provisions of the Plan, 455,500, 424,500 and 850,000 stock option awards were issued in 1999, 1998 and 1997, respectively, at an option price equal to the fair market value of the shares at the grant date and accordingly, no charge against earnings was made. Generally, options are exercisable beginning from three to nine years after date of grant and have a maximum term of ten years. For options outstanding at September 30, 1999, the weighted average remaining contractual life was 8.6 years and the range of exercise prices was $12.00 to $17.19.

34 --------------------------------------------------------------------
      RALCORP HOLDINGS, INC.

     Changes in incentive and nonqualified stock options outstanding are summarized as follows:

                                                              Shares              Weighted Average
                                                           Under Option            Exercise Price
--------------------------------------------------------------------------------------------------
Outstanding at September 30, 1996                           1,225,881                  $17.93
                                                           ------------
Granted                                                       850,000                   12.00

Exercised                                                    (186,271)                  15.46

Spin-Off Termination/Canceled                              (1,039,610)                  18.38
                                                           ------------
Outstanding at September 30, 1997                             850,000                   12.00
                                                           ------------
Granted                                                       424,500                   14.63

Exercised                                                           -                       -

Canceled                                                      (24,000)                  12.00
                                                           ------------
Outstanding at September 30, 1998                           1,250,500                   12.89
                                                           ------------
Granted                                                       455,500                   17.18

Exercised                                                     (16,000)                  12.00

Canceled                                                       (2,500)                  14.63
                                                           ------------
Outstanding at September 30, 1999                           1,687,500                   14.05
                                                           ============
Exercisable at September 30, 1997                                   -                       -
                                                           ============
Exercisable at September 30, 1998                              16,000                   12.00
                                                           ============
Exercisable at September 30, 1999                              31,000                   12.00
                                                           ============


     At September 30, 1999, 1,034,186 shares were available for future awards under the Plan.
     The Company accounts for stock-based compensation using the intrinsic value method. Accordingly, as previously discussed, no compensation expense has been recognized for the stock options granted. If the Company had accounted for the Plan using the fair value method, which requires recognition of compensation cost ratably over the vesting period of the options, net earnings and earnings per share would have been reduced to the pro forma amounts indicated below:

                                                       Net Earnings                          Diluted Earnings Per Share
                                           -----------------------------------          -----------------------------------
                                            1999           1998          1997            1999           1998          1997
As reported                                $36.4          $43.6         $531.5          $1.15          $1.32         $16.01
Pro forma                                   35.4           43.1          531.0           1.12           1.31          15.99

     The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model as follows:

                                                                 1999              1998              1997
==========================================================================================================
Expected stock price volatility                                41.35%            43.37%            30.00%
Risk-free interest rate                                          5.7%              4.5%             6.67%
Expected option lives                                     5.6 - 8 yrs       6.5 - 8 yrs       5 - 9.5 yrs
Estimated fair value of options granted (per share)             $9.29             $7.77             $6.05

NOTE 17 - SUPPLEMENTAL CASH FLOW INFORMATION
     As of September 30, 1998, $1.2 of the agreed upon purchase price of Nutcracker Brands, Inc. had not been paid and was treated as a noncash transaction for 1998 cash flow purposes. There were no material noncash transactions in 1999 and 1997. Other cash flow information is shown in the following table:

                                                                 1999           1998              1997
========================================================================================================
Interest paid                                                   $ 1.6           $ .2              $4.5
Income taxes paid, net of refunds                                17.1            8.1               4.6

NOTE 18 - SEGMENT INFORMATION
     The Company adopted FAS 131 in 1999. The prior years' segment information has been restated accordingly.
     The Company's operating segments offer different products and services and are managed separately. These operating segments have been aggregated to present the Company's reportable segments - cereals, crackers & cookies; snack nuts; mayonnaise & dressings; baby foods; and resort operations. The Company evaluates segment performance based on profit or loss from operations before interest and income taxes (operating profit).
     The accounting policies of the segments are the same as those described in Note 2. The Company's revenues are primarily generated by sales within the United States; foreign sales are immaterial. There are no intersegment revenues and no single customer accounted for 10% or more of sales.
     The table below presents information about reportable segments as of and for the years ending September 30 (see notes following table):

-------------------------------------------------------------------- 35
                                               1999 ANNUAL REPORT


                                                                                  1999              1998              1997
=============================================================================================================================
NET SALES
   Cereals                                                                       $297.1            $278.2            $437.0
   Crackers & Cookies                                                             173.7             157.6             118.5
   Snack Nuts                                                                     124.2              24.7                 -
   Mayonnaise & Dressings                                                          41.6                 -                 -
   Baby Foods                                                                         -             122.4             151.1
   Resort Operations                                                                  -                 -              33.1
-----------------------------------------------------------------------------------------------------------------------------
   Total                                                                         $636.6            $582.9            $739.7
=============================================================================================================================
OPERATING PROFIT (LOSS)
   Cereals, Crackers & Cookies <Fa>                                              $ 53.8            $ 46.7            $ 33.3
   Snack Nuts                                                                       8.2                .9                 -
   Mayonnaise & Dressings                                                           1.7                 -                 -
   Baby Foods                                                                         -              (1.1)              7.2
   Resort Operations                                                                  -                 -                .3
-----------------------------------------------------------------------------------------------------------------------------
     Total segment operating profit                                                63.7              46.5              40.8
   Gain on sale of business                                                           -              18.7             515.4
   Equity earnings                                                                  4.7              10.6               4.7
   Unallocated corporate expenses                                                 (10.1)             (5.4)            (19.0)
-----------------------------------------------------------------------------------------------------------------------------
   Earnings before income taxes                                                  $ 58.3            $ 70.4            $541.9
=============================================================================================================================
ADDITIONS TO PROPERTY AND INTANGIBLES <Fb>
   Cereals, Crackers & Cookies                                                   $ 17.8            $ 21.6            $ 15.1
   Snack Nuts                                                                       1.5                .5                 -
   Mayonnaise & Dressings                                                           1.2                 -                 -
   Baby Foods                                                                         -               2.5               2.0
   Resort Operations                                                                  -                 -               7.8
   Corporate                                                                          -                 -                 -
-----------------------------------------------------------------------------------------------------------------------------
   Total                                                                         $ 20.5            $ 24.6            $ 24.9
=============================================================================================================================
DEPRECIATION AND AMORTIZATION
   Cereals, Crackers & Cookies                                                   $ 19.0            $ 15.0            $ 15.8
   Snack Nuts                                                                       2.6                .6                 -
   Mayonnaise & Dressings                                                           1.0                 -                 -
   Baby Foods                                                                         -               2.2               3.5
   Resort Operations                                                                  -                 -               4.5
   Corporate                                                                         .5                .4                 -
-----------------------------------------------------------------------------------------------------------------------------
   Total                                                                         $ 23.1            $ 18.2            $ 23.8
=============================================================================================================================
ASSETS AT END OF THE YEAR
   Cereals, Crackers & Cookies                                                   $272.2            $270.5            $242.7
   Snack Nuts                                                                      87.1              55.1                 -
   Mayonnaise & Dressings                                                          41.7                 -                 -
   Baby Foods                                                                         -                 -              61.5
   Resort Operations                                                                  -                 -                 -
   Corporate <Fc>                                                                  82.8              92.3              96.1
-----------------------------------------------------------------------------------------------------------------------------
   Total                                                                         $483.8            $417.9            $400.3
=============================================================================================================================

<Fa> Includes $19.7 of restructuring charges in 1997 (see Note 7).
<Fb> Excludes additions through business acquisitions (see Note 4).
<Fc> Includes the equity investment in Vail of $70.7, $66.0 and $55.4 as of September 30, 1999, 1998 and 1997, respectively (see Note 6).


NOTE 19 - QUARTERLY FINANCIAL DATA (UNAUDITED)
     The results of any single quarter are not necessarily indicative of the Company's results for the full year. Due to the Company's equity interest in Vail (see Note 6), which typically yields more than the entire year's equity income during the Company's second and third fiscal quarters, net earnings of the Company are seasonal. Fourth quarter 1998 net earnings and earnings per share include an $18.7 pre-tax ($11.6 after taxes, or $.35 per diluted share) gain on the sale of Beech-Nut (see Note 3).

                                             First             Second            Third             Fourth             Year
-----------------------------------------------------------------------------------------------------------------------------
NET SALES
1999                                         $154.9            $150.3            $154.4            $177.0            $636.6
1998                                          137.2             147.1             143.3             155.3             582.9
-----------------------------------------------------------------------------------------------------------------------------
GROSS PROFIT
1999                                         $ 42.9            $ 41.7            $ 39.8            $ 44.7            $169.1
1998                                           47.0              54.2              48.5              47.2             196.9
-----------------------------------------------------------------------------------------------------------------------------
NET EARNINGS
1999                                         $  6.3            $ 10.9            $ 12.1            $  7.1            $ 36.4
1998                                            4.8              10.5              13.2              15.1              43.6
-----------------------------------------------------------------------------------------------------------------------------
DILUTED EARNINGS PER SHARE
1999                                         $  .20            $  .34            $  .38            $  .23            $ 1.15
1998                                            .14               .32               .40               .46              1.32
-----------------------------------------------------------------------------------------------------------------------------
MARKET PRICE PER SHARE
1999  HIGH                                   $18.38            $20.81            $20.88            $17.69            $20.88
1999  LOW                                     13.00             16.50             16.06             15.75             13.00
1998  High                                    19.69             20.94             21.69             21.25             21.69
1998  Low                                     15.81             15.94             18.88             14.00             14.00

NOTE 20 - SUBSEQUENT EVENT
     On October 4, 1999, Ralcorp completed the purchase of Ripon Foods, Inc., a privately held cookie manufacturer located in Ripon, WI. Ripon Foods, which manufactures a wide variety of high quality private label and branded cookie products, including wire cut and enrobed cookies, and sugar wafers, will be operated as an integral part of Ralcorp's cracker and cookie division. Ripon Foods' products are sold to other cookie manufacturers through co-manufacturing arrangements and to various grocery and mass merchandise retailers under their store brand, as well as the "Rippin Good" and "Golden Batch" brands. Important to Ralcorp are the product variety, the production capacity and the expertise of Ripon Foods' two operating facilities. In addition, Ripon Foods produces a high quality fruit filled breakfast bar, which allows Ralcorp to effectively enter the fast-growing breakfast/meal bar segment.
Annual sales for Ripon Foods are approximately $64.

36 --------------------------------------------------------------------
      RALCORP HOLDINGS, INC.

REPORTS ON FINANCIAL STATEMENTS

RESPONSIBILITY FOR FINANCIAL STATEMENTS
     The preparation and integrity of the financial statements of Ralcorp Holdings, Inc. are the responsibility of its management. These statements have been prepared in accordance with generally accepted accounting principles and in the opinion of management fairly present the Company's financial position, results of operations and cash flow.
     The Company maintains accounting and internal control systems which it believes are adequate to provide reasonable assurance that assets are safeguarded against loss from unauthorized use or disposition and that the financial records are reliable for preparing financial statements. The selection and training of qualified personnel, the establishment and communication of accounting and administrative policies and procedures, and an extensive program of internal audits are important elements of these control systems.
     The report of PricewaterhouseCoopers LLP, independent accountants, on their audits of the accompanying financial statements follows. This report states that their audits were performed in accordance with generally accepted auditing standards. These standards include an evaluation of internal control for the purpose of establishing a basis for reliance thereon relative to the scope of their audits of the financial statements.
     The Board of Directors, through its Audit Committee consisting solely of nonmanagement directors, meets periodically with management and the independent accountants to discuss audit and financial reporting matters. To ensure independence, PricewaterhouseCoopers LLP has direct access to the Audit Committee.

REPORT OF INDEPENDENT ACCOUNTANTS

TO THE SHAREHOLDERS AND BOARD OF DIRECTORS OF
RALCORP HOLDINGS, INC.
     In our opinion, based upon our audits and the report of other auditors, the accompanying consolidated balance sheets and the related consolidated statements of earnings, of shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Ralcorp Holdings, Inc. and its subsidiaries at September 30, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 1999, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits.
     We did not audit the financial statements of Vail Resorts, Inc., an investment which is reflected in the accompanying financial statements using the equity method of accounting. The Company's investment in Vail Resorts, Inc. at September 30, 1999 and 1998 was $70,700,000 and $66,000,000, respectively, and the equity in its net income was $4,700,000, $10,600,000 and $4,700,000 for each of the three years in the period ended September 30, 1999. Those statements were audited by other auditors whose report thereon has been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for Vail Resorts, Inc., is based solely on the report of the other auditors.
     We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for the opinion expressed above.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
St. Louis, Missouri
November 1, 1999

-------------------------------------------------------------------- 37
                                               1999 ANNUAL REPORT

CORPORATE AND SHAREHOLDER INFORMATION


GENERAL OFFICE
Ralcorp Holdings, Inc.
P.O. Box 618
St. Louis, MO  63188-0618
Telephone:  314/877-7000
Internet:  www.ralcorp.com

DATE AND STATE OF INCORPORATION
Ralcorp:  October 23, 1996 - Missouri
Old Ralcorp:  January 19, 1994 - Missouri

NUMBER OF RECORD SHAREHOLDERS
15,517 at September 30, 1999

NUMBER OF EMPLOYEES
Approximately 2,800 at September 30, 1999

NOTICE OF ANNUAL MEETING
The 2000 Annual Meeting of Shareholders will be held at the Gateway Center, One Gateway Drive, Collinsville, Illinois at 10:00 a.m., Friday, January 28, 2000.
Proxy material for the Meeting is enclosed.

INDEPENDENT ACCOUNTANTS
PricewaterhouseCoopers LLP, St. Louis, MO

FISCAL YEAR END
September 30

FORM 10-K INFORMATION AND
INVESTOR INQUIRIES
Shareholders may obtain, without charge, a copy of the Company's most recent Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, by directing inquiries to:
     Ralcorp Holdings, Inc.
     Attn:  Shareholder Services
     P.O. Box 618
     St. Louis, MO  63188-0618
     Telephone:  314/877-7046


TRANSFER AGENT AND REGISTRAR
EquiServe Trust Company
(First Chicago Trust division)

SHAREHOLDER TELEPHONE CALLS:
(Operators are available Monday - Friday, 8:30 a.m. to 7:00 p.m. Eastern time.
An interactive automated system is available around the clock everyday.)
      Inside the U.S.:       1-800-446-2617
      Outside the U.S.:      1-201-324-0498
      TDD/TTY for
         hearing impaired:   1-201-222-4955

INTERNET:  www.equiserve.com

ADDRESSES:
For Questions Regarding Stock Transfers, Change of Address or Lost
Certificates:
     EquiServe Trust Company
     P.O. Box 2500
     Jersey City, NJ  07303-2500

To Send Stock Certificates for Transfer Via Regular Mail:
     EquiServe Trust Company
     P.O. Box 2506
     Jersey City, NJ  07303-2506

To Send Stock Certificates by Messenger or Drop Off by Shareholder:
     EquiServe Trust Company
     c/o Securities Transfer and
        Reporting Service, Inc.
     100 William Street, Galleria
     New York, NY  10038

To Send Stock Certificates Via Express Courier:
     EquiServe Trust Company
     14 Wall Street, Suite 4680 - 8th Floor
     New York, NY  10005

EXCHANGE LISTING                   [LOGO]
New York Stock Exchange, Inc.
Ticker Symbol:  RAH

BOARD OF DIRECTORS
William D. George, Jr. <F1>,<F2>
Retired President and Chief Executive Officer,
S.C. Johnson & Son, Inc. (consumer products)

Jack W. Goodall <F1>,<F2>
Chairman of the Board, Jack in the Box Inc.
(restaurants)

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

CORPORATE OFFICERS
Joe R. Micheletto
Chief Executive Officer and President

Thomas G. Granneman
Vice President and Controller

Kevin J. Hunt
Vice President; and President, Bremner, Inc.

Robert W. Lockwood
Vice President, General Counsel and Secretary

James A. Nichols
Vice President; and President, Ralston Foods

Daniel J. Sescleifer
Vice President and Treasurer

David P. Skarie
Vice President and Director of
Customer Development

Ronald D. Wilkinson
Vice President and Director of Product Supply